4/26

04024539

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Flughafen Wien AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 26 2004
THOMSON FINANCIAL

FILE NO. 82- 3907 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/04

File No.
82-3907

ARIS
12-31-03


FLUGHAFEN WIEN

Annual Report 2003

Flughafen Wien AG

EUROPE'S BEST ADDRESS

Vienna International Airport

VIENNA INTERNATIONAL AIRPORT. As a profit and growth-oriented service company, we stand for security, speed and a high standard of service.

FLUGHAFEN WIEN AG is one of the few publicly traded airport operators in Europe. Public shareholders hold a total minority interest of 40% in the Company. Our workforce participates directly in dividends through an employee fund that owns 10% of share capital, and the remaining 50% represents free float.

We are the developer, builder, and general operator of Vienna International Airport as well as provider of a wide range of related services. As the leading airport in Central Europe, we are preparing for above-average growth. The planned eastward expansion of the EU will extend our market area well into Austria's neighbouring countries. The higher economic growth forecasted for Eastern Europe is expected to trigger an increase in travel, which will have a positive effect on our business because the VIE flight plan includes a large number of destinations in this region. Our strategic goal is therefore to further strengthen our position as a transfer hub for passengers travelling between Eastern and Western Europe. We also plan to improve the hub function of our airport by increasing the number of long-haul destinations.


Flughafen Wien AG
VAI Vienna Airport Infrastruktur Maintenance GmbH 100%
CAT City Air Terminal Betriebsgesellschaft m.b.H. 50,1%
VIAS Vienna International Airport Security Services Ges.m.b.H. 100%
VAH Vienna Aircraft Handling Gesellschaft m.b.H. 100%
SCA Schedule Coordination Austria GmbH 40%
IVW Flughafen Wien Immobilienverwertungsgesellschaft m.b.H. 100%
VIE Int Vienna International Beteiligungsmanagement Gesellschaft m.b.H. 100%
VIEL VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. 100%
VIE España Vienna International Airport España, S.L. 100%
VAB Vienna Airport Baumanagement Gesellschaft m.b.H. 51%
VIE Malta VIE Malta Ltd. 99.8%
0.2%
VIE-BBI Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. 100%
MMLC Malta Mediterranean Link Consortium Ltd. 57.1%
MIA Malta International Airport plc. 40%

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A complete list of all Flughafen Wien AG holdings, classified by type of investment and percentage owned, is shown on pages 110–112. SCA Schedule Coordination Austria GmbH started operations in early January; its business activities involve the coordination of slots. VAI Vienna Airport Infrastruktur Maintenance GmbH was founded at the end of 2003; the company started operations on 1 January 2004 for the construction and maintenance of infrastructure facilities.

KEY TRAFFIC FIGURES

PASSENGERS	2003	CHANGE VS. 2002 IN %
PASSENGERS (ARRIVAL, DEPARTURE, TRANSIT)	12,784,504	6.8
SCHEDULED TRAFFIC	11,442,347	7.5
CHARTER TRAFFIC	1,342,157	0.7
TRANSFER PASSENGERS	4,313,156	3.2
SHARE OF TRANSFER PASSENGERS	33.9%	2002: 35.1%
PASSENGERS (DEPARTING) SCHEDULED TRAFFIC		
LONG HAUL	625,184	+1.7
EUROPE	4,889,244	+9.0
EAST EUROPE	900,225	+4.7
WEST EUROPE	3,989,019	+10.1
FAR EAST	418,426	+0.2
NEAR AND MIDDLE EAST	131,248	-9.6
NORTH AMERICA	196,019	+4.6
AFRICA	69,563	-11.1
SOUTH AMERICA	1,975	-0.2
PASSENGERS		
WEST EUROPE (PAX OUT)		
LONDON	344,073	+5.4
FRANKFURT	340,403	-2.8
PARIS	255,938	-0.4
LONG HAUL PASSENGERS / WEST (PAX OUT)		
WASHINGTON	76,913	+0.8
NEW YORK	65,244	-6.9
TORONTO	36,737	+64.9
FAR EAST SCHEDULED TRAFFIC (PAX OUT)		
BANGKOK	82,431	+13.6
TOKYO	61,579	+16.0
SYDNEY	55,964	+10.4
EAST EUROPE SCHEDULED TRAFFIC (PAX OUT)		
MOSCOW	88,233	+0.1
WARSAW	69,468	+6.8
BUCHAREST	65,082	+20.7
CHARTER TRAFFIC (PAX OUT)		
ANTALYA	106,510	-10.8
HERAKLION	40,859	+9.8
MALLORCA	33,376	+17.0

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File No.
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KEY DATA ON THE FLUGHAFEN WIEN GROUP

FINANCIAL INDICATORS (IN € MILL., EXCLUDING EMPLOYEES)	2003	CHANGE IN %	2002	CHANGE IN %	2001
TOTAL TURNOVER	348.4	9.4	318.4	-0.5	320.1
THEREOF AIRPORT	162.7	19.8	135.8	-0.3	136.2
THEREOF HANDLING	106.0	0.6	105.3	-5.1	111.0
THEREOF NON AVIATION	79.4	5.4	75.3	3.6	72.7
EBIT	97.3	0.3	97.1	13.9	85.2
EBIT MARGIN (IN %) [1]	26.7	-9.8	29.6	14.0	25.9
EBITDA MARGIN (IN %) [2]	39.3	-7.8	42.6	10.7	38.5
ROCE (IN %) [3]	13.8	-5.8	14.7	9.9	13.4
NET PROFIT	70.8	0.8	70.3	6.1	66.3
CASH FLOW	150.4	24.3	120.9	23.0	98.3
EQUITY	590.1	5.4	559.9	5.2	532.4
CAPITAL EXPENDITURE [4]	115.2	44.7	79.6	29.9	61.3
TAXES ON INCOME	35.6	0.9	35.3	15.3	30.6
EMPLOYEES [5]	2,918	11.7	2,612	-0.5	2,626

INDUSTRY INDICATORS	2003	CHANGE IN %	2002	CHANGE IN %	2001
MTOW (IN MILL. TONNES) [6]	5.3	5.0	5.0	-2.0	5.1
PASSENGERS (IN MILL.)	12.8	6.8	12.0	1.0	11.9
TRANSFER PASSENGERS (IN MILL.)	4.3	3.2	4.2	11.2	3.8
FLIGHT MOVEMENTS	197,089	5.5	186,782	0.7	185,425
CARGO (AIR CARGO AND TRUCKING; IN TONNES)	173,296	8.3	160,026	0.3	159,525
SEAT OCCUPANCY (IN %) [7]	66.6	2.0	65.3	3.2	63.3

STOCK MARKET INDICATORS	2003	CHANGE IN %	2002	CHANGE IN %	2001
SHARES OUTSTANDING (IN MILL.)	21	0.0	21	0.0	21
P/E RATIO (AT YEAR-END)	11.0	15.4	9.6	0.7	9.5
EARNINGS PER SHARE (IN €)	3.4	0.6	3.4	6.0	3.2
DIVIDEND PER SHARE	2.0	0.0	2.0	5.3	1.9
PAY-OUT RATIO (AS % OF NET PROFIT)	59.3	-0.8	59.8	-0.8	60.2
MARKET CAP (AT YEAR-END, IN € MILL.)	781.2	16.3	672.0	6.7	630.0
STOCK PRICE: HIGH	37.20	-1.8	37.90	-7.5	40.97
STOCK PRICE: LOW	30.33	5.3	29.42	14.2	25.76
STOCK PRICE AS OF 31.12.	37.20	16.3	32.00	6.7	30.00
MARKET WEIGHTING (AT YEAR-END, IN %)	3.7	-21.9	4.7	59.9	3.0

Notes:
1) EBIT margin (earnings before interest and taxes) = EBIT/Operating income
2) EBITDA margin (earnings before interest, taxes, depreciation and amortisation) = EBIT + depreciation/Operating income
3) ROCE (return on capital employed after taxes) = EBIT less allocated taxes/Average capital employed
4) Tangible and intangible assets
5) Weighted average number of employees as of 31.12. including apprentices and employees on official non-paying leave (maternity, military service etc.) and excluding the Management Board and managing directors
6) MTOW: maximum take-off weight for aircraft
7) Seat occupancy: Number of passengers/Available number of seats

You can find background information on these topics in our on-line annual report under http://vie2003en.genesto.com/indicators

CONTENTS

ANNUAL REPORT 2003 Flughafen Wien AG

File No.
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2003 WAS A SUCCESSFUL YEAR: VIENNA INTERNATIONAL AIRPORT GREW THREE TIMES FASTER THAN THE EUROPEAN AVERAGE. OUR AIRPORT IS SITUATED AT THE HEART OF THE NEW EUROPE. FOR THIS REASON, WE ARE WORKING TODAY TO INCREASE CAPACITY FOR THE FUTURE. SO WE CAN ALSO BE THE BEST TOMORROW.

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Cargo North

To-date we have developed, realised, and rented 14,000 m² of space in the Cargo North facility to logistics companies. Roughly 40,000 m² of property are still available in this area.

Air traffic control tower

The construction of the air traffic control tower, which will be leased to Austro Control GmbH, will create a new landmark for Vienna International Airport.

Start of construction: July 2003
Completion: February 2005

Air Cargo Centre

Cargo needs space: With the Air Cargo Centre and adjacent Handling Centre West, we have created the necessary infrastructure for further growth in the booming airfreight business.

Start of construction: Fall 2004
Completion: End of 2005



File No.
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Skylink

The expansion of the Skylink Terminal will create space for up to 28 million passengers. Construction will take place in several stages over the coming years according to the development of traffic.

Start of construction:	Mid-2005
Completion (Stage 1):	Early 2008

Airport Railway Station

A new railway station joins east and west. Together with the Austrian Federal Railway Corporation, we are expanding to allow international long-distance trains to stop at Vienna International Airport.

Start of construction:	January 2004
Completion:	Early 2008

Office Park

The Office Park is an innovative, high-tech property. It is ideal for companies that want to locate in the heart of Europe, and enjoy the benefits of perfect traffic connections and close proximity to markets in the east.

Start of construction:	April 2003
Completion:	Fall 2004

International bus gates

More comfort for our passengers: the new international bus gates also provide space for gastronomy and shops.

Start of construction:	July 2002
Completion:	Start of 2004


FLUGHAFEN WIEN

STATEMENT BY THE MANAGEMENT BOARD

File No.
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Dear Ladies and Gentlemen,

Europe is at the threshold of exciting times. On 1 May the population of the European Union will increase to more than 450 million through the accession of 10 new member states. Europe's borders will shift eastward, and Austria's location on the periphery will become history. Four of the ten new EU members share borders with Austria. This will significantly increase the catchment area for Vienna International Airport from the current level of 5.6 million to 14.3 million. We have already established a position as the market leader with our East-West hub concept, which is supported by and continuously fine-tuned with our largest airline partner. Roughly 40 destinations in Eastern Europe can be reached directly from Vienna. Moreover, we have also been able to use the changing environment in the airline industry to our advantage: in the first full year after entering the Vienna market, the low-cost carriers that use our airport handled three-quarters of a million passengers. It is strong proof of our competitive ability that nearly all these airlines use VIE handling services.

Vienna International Airport set a new record in 2003 with 6.8% growth in the number of passengers for 2003. This increase is more than three times the average recorded by the major European airports. What are the reasons for this success, and what are our success factors?

First is our expertise in Eastern Europe. In comparison to the previous year the number of passengers travelling to Eastern Europe rose 4.7%, with two-digit increases recorded towards the end of the year. Economic forecasts call for growth of roughly 4% in our neighbouring countries, which leads to expectations that this positive development will continue.

The second success factor is the high standard of our services. International awards and our passenger surveys prove that Vienna International Airport is able to maintain a high level of service quality in spite of continuous growth in the number of passengers.

Third on the list is security. Despite the increase in airport security requirements following 11 September, we have accepted the challenge to combine the highest possible security with maximum comfort for travellers and smooth logistic processes. Major investments such as the hold baggage screening system and baggage reconciliation system will also guarantee the realisation of this goal in the future. Vienna International Airport has also received top grades from international organisations in this area.

The fourth factor is our speed. With our short minimum connecting time of 25 minutes, we have the fastest transfers in Europe. The result of these efforts is demonstrated by the number of transfer passengers, which remained at a high 33.9% in 2003 even though our network carrier recorded declines at the start of the year because of the war in Iraq and SARS.

How can we defend this strong position in times of increasing competition? We must make full use of the opportunities created by the expansion of the European Union. Therefore, we will intensify our efforts to develop this new and larger catchment region. Potential customers must be convinced of the benefits of Vienna International Airport. Our market does not end after a drive of one or two hours, other more distant economic centres in Eastern Europe are also attractive. Our extensive network that links destinations in Eastern Europe with Western Europe or with America, Asia and Australia via long-haul flights is also an important factor. For these reasons we expect average annual growth of 5% in the number of passengers over the coming years, and even 8% for 2004.

In order to profit more strongly from future economic growth in this region, Vienna International Airport has set a goal to improve its competitive position over neighbouring airports such as Frankfurt, Munich, Prague, Budapest, Zurich and Milan by 15% before the year 2007. We want to increase our attractiveness for airlines and safeguard our position as a hub. This improvement potential will be financed through above-average growth, process improvements realised together with airlines, and a general reduction in expenses. Based on the 2003 activity level, € 20 to 30 million should be passed on to airlines by 2007.

In order to manage the operational aspects of this targeted growth, we must expand our infrastructure through investments that include the creation of new terminal space, aprons and bus gates as well as the paving over of railway tracks and enlargement of baggage sorting equipment. Our goal is to schedule these expansion programmes and the timing of decisions with the greatest possible flexibility in order to match the growth in traffic.

File No.
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Herbert Kaufmann,
Member of the Board
and Speaker
Kurt Waniek,
Member of the Board

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By the end of 2008 we will invest a total of € 722 million. Our major project for capacity expansion is the VIE-Skylink Terminal, which will be constructed in several stages to reflect actual requirements. The first stage calls for investments of € 233 million in the terminal and € 71 million for a new baggage centre. This will allow Vienna International Airport to handle a total of 19 million passengers per year. After completion of the second stage with an additional € 125 million of capital expenditure, we will be able to service 23 million passengers. The third stage of this project will raise our capacity to 28 million.

In addition, Vienna International Airport plans to contribute to the development of a common airport system together with Bratislava Airport. The Vienna-Lower Austria-Bratislava-West Slovakia region is one of the fastest growing areas in the new Europe, and competes with other such zones. We want to participate in the planned privatisation of this neighbouring airport because we believe it will benefit both sides. An important factor for such an airport system, however, is the improved connection of both population centres by way of ground transportation.

In previous years we have invested to improve connections to our airport, together with our regional partners and also through a joint venture with the Austrian Federal Railway Corporation. In 2003 the City Airport Train started operations, linking Vienna's inner city with the airport in only 16 minutes. This service also offers passengers an option to check in baggage at the "Wien Mitte" station.

Through investments in the non-aviation area, we have established a further key business unit in addition to the aviation segment. Construction on the Office Park with 26,000 m² of usable space started in 2003 and is scheduled for completion in 2004. In the Cargo North area, we are building new logistics facilities. The new air traffic control tower – here a long-term lease was concluded with Austro Control – was also started in 2003 and will be completed in 2004.

Last, but not least the numbers that demonstrate the success of the Flughafen Wien Group: turnover rose 9.4% for the reporting year to € 348.4 million. In spite of a non-recurring effect from the reversal of provisions for pensions totalling € 19.9 million in 2002, we were also able to record higher earnings in 2003. Earnings before interest and taxes (EBIT) increased 0.3% to € 97.3 million (adjusted, by 26.1%), financial results improved 8.7% to € 9.2 million, earnings before tax (EBT) rose 0.9% to € 106.6 million (adjusted, by 24.4%) and profit for the year grew 0.8% to € 70.8 million. After adjustment for the prior year non-recurring effect, profit for the year shows an increase of 23.9%.

The successes recorded in 2003 lead us to look forward to the upcoming challenges with optimism. Based on our development strategy for the Group, which is described in this annual report, we, as the management, and our employees will pursue a common goal: to increase the value of the Company. Only so can Vienna International Airport continue to fulfil its vital function as an economic driver for Austria. It is now particularly important to utilise the available opportunities for growth in our region. We are well aware of the decisive role played by a major infrastructure company like Vienna International Airport. One aspect is of special importance: without our dedicated employees, our past successes would not have been possible and our visions for the future will not become reality.

We would like to express our thanks to our business partners and shareholders for their confidence as well as to the employees of the Flughafen Wien Group for their commitment.

Yours sincerely,

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

MANAGEMENT

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On 1 October 1999 the Supervisory Board appointed the Management Board of Flughafen Wien AG for a term of office lasting to 30 September 2004. The 18 managers who report directly to the Management Board include the heads of four business units, three service units and eleven staff departments. Implementation of the Company's strategy is subject to regular monitoring as part of a comprehensive system that includes both financial indicators and qualitative factors such as customer and employee satisfaction. This also includes a performance-based incentive programme for the members of the Management Board and the first two levels of the organisation, which serves to support the delivery of strategic goals. The Management Board sets its financial and quality goals together with the Supervisory Board.

MEMBER AND SPEAKER OF THE BOARD: **Herbert Kaufmann,** born 1949, married with two children, worked with various Austrian and foreign companies while studying macroeconomics. In 1975 he joined the Chamber of Labour of the Province of Lower Austria, where after two years he was appointed head of the economics department and was made director in 1985. He also served as a member of the provincial and federal parliaments. He was appointed member and speaker of the Management Board of Flughafen Wien AG in 1999 where he is responsible for airline and terminal services, the secretariat, communications, land development, and strategy and controlling. His primary objective for the coming year is "to utilise the above-average growth of Vienna International Airport to further improve our competitive advantage."

MEMBER OF THE BOARD: **Gerhard Schmid,** born 1957, married with two children, started his career with Böhler AG (Seibersdorf Research Centre). In 1979 he joined Municipal Department 46 of the City of Vienna, and was responsible for the technical aspects of traffic planning. He was appointed manager of the office of Mayor Helmut Zilk in 1987. In 1993 he joined the auditing department of Vienna International Airport, where he became manager in 1995. The former Management Board appointed him as Head of Technical Services in 1997, and two years later he advanced to become a member of the Management Board of Flughafen Wien AG. His responsibilities include handling and airport services, information systems, technical services, quality management, and auditing. He is certain that "the clear signs of recovery in air travel will form the basis for a global economic upturn, which will provide significant support and benefits for Vienna International Airport."

MEMBER OF THE BOARD: **Kurt Waniek,** born 1959, married and father of two children, joined Flughafen Wien AG in 1985 as assistant to the head of the legal and real estate department and assumed responsibility for the legal department within the secretariat in 1988. The Management Board appointed him to manage the real estate department in 1997. In the ACI Europe Legal Affairs Committee, he represented the interests of Vienna International Airport for many years, and served as chairman of this organization from 1995 to 1997. He was appointed to the Management Board in October 1999 where he is responsible for consumer services, personnel, finance and investments, and management services. A major part of his activities are directed towards international investors and analysts. Therefore, one of his major challenges in 2004 will be to "further strenghten the competitive ability of Vienna International Airport and create a lasting increase in the value of the Company."

HERBERT KAUFMANN, SPEAKER OF THE MANAGEMENT BOARD
on the strengths and strategies of Vienna International Airport

File No.
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Mr. Kaufmann, in 2003 passenger growth at Vienna International Airport outpaced the European average. How do you explain this?
Two factors are responsible for this development. On the one hand, low-cost carriers discovered Vienna in autumn 2002. In 2003 eight of these airlines handled a total of 760,000 passengers at our airport. The third-largest low-cost carrier, Air Berlin, has already become the third largest airline at Vienna International Airport.

On the other hand, our network carrier recorded better-than-expected development during the second half of the year. Our growth was sensational, particularly during the fourth quarter. For example, we were able to register a monthly plus of more than 15% in traffic to Eastern Europe.

"With a total of 40 destinations, we are the Gateway to Eastern Europe"

And the sharp declines during the first six months ...
... were caused by the war in Iraq and SARS, which were out of our control.

In view of this success, what is the USP of Vienna International Airport?
Our advantages begin with the high level of comfort that we offer passengers. In addition our terminal is based on a one-roof concept, which means short routes.

Vienna is also particularly good for transfers. And our geographical location makes us especially well suited for travel to Eastern Europe and the Far East.



With a total of 40 destinations, we are the gateway to Eastern Europe. Together with Frankfurt, this is the highest number of East European destinations offered by any airport in Europe.

We are also very successful with traffic to the Far East. If you are travelling from the Far East, Vienna is the first centrally located airport that you can use for transfers to the EU and Eastern Europe.

Keyword EU: You are positioning Vienna International Airport as the "home airport for Central Europe". How are you developing markets in the east?
Here it is important to separate two points. When we speak of Eastern Europe, we really mean two effects. The first is our location at the crossroads to Eastern Europe, where approximately 75 million people will join the European Union on 1 May. These countries are forecasted to record higher growth rates than the current EU states. And economic growth means traffic growth. The correlation is very close. This also means that traffic in these countries will develop at a higher rate than in the "old" EU countries.

In addition, there is a second ring of large countries with a total population of roughly 170 million. These states include Romania, Bulgaria and the Ukraine, which presently have a lower economic standard than the new EU members and will also grow rapidly in the future. Here again, economic growth will lead to an increase in traffic.

We are well equipped to service these countries, and also become a hub for this developing region. And since traffic to Eastern Europe is already higher at Vienna than at other European airports, we expect to grow more quickly than the competition.

That is one effect ...
The other is our newly developed catchment area with west Hungary, south Moravia, south Bohemia and west Slovakia.

At the present time, there are roughly 5.6 million people in Austria who can reach Vienna Airport within two hours by car. On 1 May we will have an additional 8.7 million people who can also reach Vienna Airport within two hours – or who need longer to reach Vienna, but for whom Vienna is the closest major airport.

In addition, obstacles such as customs and passport checks will be eliminated in this region during the near future. Growth is also forecasted to outpace the current market region, and rapid growth again translates into higher traffic volume.

How do you support this hub function?

In the catchment area through promotional activities, in order to win over as many tourists and travel agencies as possible for departures from Vienna.

"... we will have an additional 8.7 million people who can also reach Vienna Airport in the shortest possible time ..."

We also have an advantage with our services. We are a convenient airport that ranks among the top five in quality surveys. We are safe and we are fast. We now have a one-roof concept, and we will continue to have a one-roof concept after the expansion is completed. This means short routes. Quality is an important criterion.

The other point is that we are using our tariff structure to support this hub function. Vienna has extremely favourable tariffs for long-haul routes, which is underscored by the growth in traffic to Asia. We also support transfers by making Vienna International Airport even more attractive for airlines through an incentive model that provides significant reductions in the tariff for transfer passengers.

Additionally, we offer growth incentives to support long-haul routes and traffic to Eastern Europe as well as new routes and new frequencies.



File No.
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Your largest customer, the Austrian Airlines Group, still wants lower airport costs.

And these costs will be reduced. We have set a goal to improve our competitive position by 15% over our neighbouring competitors Budapest, Prague, Munich, Frankfurt, Zurich and Milan before 2007. I see this as a milestone in our partnership with airline customers because we will be able to provide added momentum for the expected high growth of the future. This will strengthen our geographical position, and also create new impulses that will benefit Austria as a business centre.

"Vienna International Airport generates additional impulses that benefit Austria as a business centre"

How much will your customers save, and how do you plan to reach this goal?

Based on 2003 price and volume data, we will pass on a total of € 20 to 30 million to customers by 2007. This improvement potential will be generated over the coming years by continued above-average growth, process optimisations realised together with airlines, and general cost reductions.

I would like to emphasize, however, that our tariffs plus incentives represent exactly the average of competing airports, based on a week flight plan from the Austrian Airlines Group. This has been confirmed in a study by A.T. Kearney.

You mentioned the expansion of Vienna Airport to match demand. What exactly do you mean?

Our main project is the terminal. Over time we have optimised this facility according to size, location and traffic flows in an extensive work process. In comparison to the first design, it is now smaller and more streamlined. The present design will be realised in a number of stages according to the development of traffic. If traffic grows more quickly, the individual stages will be completed quickly one after the other.

"We want to develop a joint airport system together with Bratislava"


CAT

In your strategy you also identify opportunities to grow outside the airport site. What are they?

On the one hand, we see opportunities to use our experience in the real estate area outside of Vienna. With the CAT (City Airport Train), we have opened a completely new segment of business. Our investment in Malta Airport is also successful. We want to continue to sell our know-how internationally. And when we identify opportunities, especially in Europe and in particular in Eastern Europe, then we will take advantage of these chances.

Does Bratislava also fall into this category?

No. Bratislava is important for completely different reasons. Here we intend to develop a joint airport system and use the growth opportunities presented by the catchment area based on a combined development strategy for Vienna and Bratislava. You need to understand that Vienna and Bratislava compete primarily with other airports, and not so much with each other. This situation is similar to the airport systems in London or Paris. The economic scenario that we are facing is best met in a close cooperative partnership.

A wide range of challenges for the coming years. In one sentence, what is your strategic objective?

To safeguard high growth over the long-term and thereby create additional value for Flughafen Wien AG.

Thank you very much for this conversation.

A CONVERSATION WITH KURT WANIEK, CFO,
on Non-Aviation and productivity improvement

File No.
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The Non-Aviation segment currently generates 23% of the turnover recorded by Flughafen Wien AG. What actually is the non-aviation business and why is it so important?
Non-Aviation covers a wide range of services that bring an airport to life: the rental of space for shops and gastronomy facilities, offices and cargo areas, and advertising are part of this segment just as parking, the operation of the VIP Centre and lounges, and various security services for the control of passengers and hand luggage.



Non-aviation is a major business factor whose importance will grow with the number of passengers and employees. Services provided by this segment will generate a significant share of revenues over the long-term. Prices in this area are not regulated by official tariffs, but by the free market. Here we have the opportunity to create interesting products that really meet the needs of the market for aviation handling.

"Non-Aviation business is becoming more and more important as a major source of revenue over the long-term"

Which products are these?
Advertising space is a good example – special space and special formats that are frequently created to meet customer demands, and give companies an opportunity to present their products and services to the public. Vienna International Airport handles 13 million passengers each year and has more than 13,000 employees, and this represents an enormous potential for advertisers. We design car parks to meet passenger and visitor demand, and connect them with the terminals in the same manner as the underground roadway system that will link the Office Park with the multi-storey car park and the terminal. We are also constructing a multi-storey car park with shops, which will expand the range of services in the region surrounding the airport. We have an abundance of new ideas, but in the end these ideas must serve our passengers and customers.

"We handle 13 million potential customers each year and have an abundance of new ideas"

All these factors make seamless travelling possible and more convenient, and therefore create a USP that gives us a distinct location and competitive advantage over other airports.

In our Cargo North logistics park, four international companies have established operating facilities in specially designed buildings.

Also under construction is a new cargo centre that is designed to meet the requirements of companies and modern logistics. Freight must not only move faster, but also in a more intelligent manner. The carrier must be in a position to determine where in the world a delivery is at any point in time.

How do you rate the profitability of these projects? Vienna International Airport will also be using space in the Office Park.
We will be using one-third of the Office Park for our own departments in order to combine functions that are now spread across the entire airport site and thereby improve efficiency. A large section of the space currently used for offices will be converted into aprons to meet the rising demand for aircraft parking areas.

The greater part of the Office Park will be rented to international companies that use our location and extensive flight offering as a competitive advantage. This is a strategy with substantial promise for success.

Does Flughafen Wien AG have special expertise in the real estate area, or do you buy this know-how from outside sources?

We have a broad base of knowledge in the field of airport real estate, and use this expertise in designing our projects. Of course, we leave the actual planning to professionals such as Wilhelm Holzbauer, who won the international competition for the Office Park. We are marketing the Office Park together with a number of worldwide real estate brokers who have a suitable global network and contacts.

"The largest number of East European destinations represents a positive factor in decisions made by companies"

Even if the Non-Aviation segment is becoming more important, isn't it still heavily dependent on the Aviation segment?

These two segments complement each other extremely well. When international companies settle at an airport,





this increases the demand for flights. If we are able to convince US or Far East companies to locate their headquarters for southeast Europe at our airport, the communication lines will also pass through Vienna. This in turn stimulates the demand for aviation services.

Of course the number of destinations – in particular, the largest number of East European destinations in the region – also represents a positive factor for these companies to locate here and nowhere else.

Vienna considers itself a full-provider airport. Where and how can employee productivity be increased even further?

When you consider the fact that we are one of the few full-provider airports that use commercial business analysis methods, our profitability ranks us among the best airports in Europe. Of course, there is always room for improvement.

„As a full-provider airport our profitability ranks us among the best airports in Europe"

Vienna International Airport is now consciously working at full capacity and will reach its limits before the expansion in 2008. Aren't you running the risk of capacity restraints with this decision?

We know where weak points will materialise during this time, and we are working to avoid any inconvenience for passengers, airlines and other customers.

The investment programme for the years up to 2008 was cut to € 722 million. The Flughafen Wien share is a top performer on the Vienna Stock Exchange because of its roughly 60% pay-out ratio. Will the company be able to maintain this level of dividends in the future?

We want to maintain this pay-out ratio for the 2003 Business Year. We are well aware that the dividend is important for the popularity of the Flughafen Wien share, and will take this into consideration in our future decisions.

Thank you for your time.



INTERVIEW WITH GERHARD SCHMID

on quality standards and optimisations potentials

File No.
82-3907

FILE NO.
82-3907

How important is quality in the increasing competition between airports?

Quality is decisive, especially if the share of transfer passengers approaches a very high level such as the one-third recorded in Vienna. Nearly four million passengers use Vienna International Airport, but they do have alternatives. One major standard for the selection of an airport is quality as a comprehensive term for the many different factors that make a long and often strenuous trip as comfortable as possible.

What steps do you take to guarantee quality?

We are the recognised leader in minimum connecting time. Vienna International Airport has an excellent connections rate, and investments made in 2003 allowed us to integrate security checks into our core processes. All actions are now fully automated and take place out of view of passengers, and automatically flow into the so-called seamless travel process – the ideal care-free journey.

"Security is fully automated and out of passengers' view, a part of the seamless travel process"

Where do you see a need for further improvement?

We need to deal with the challenges arising from steady growth in traffic. Remaining number one is in itself a challenge, but you can always become better. There are other criteria, such as reliability in baggage handling. That is a key indicator that we are examining very closely.

In 2003 you made security a focal point of activities. What is the situation in 2004?

The English language clearly distinguishes between safety and security. In the safety area we have several major challenges facing us in 2004, for example the implementation of the "ASTOS" project. All ground service vehicles (fire department, handling, winter service) will be equipped with transponders to allow for the continuous monitoring of movements.



In a second step, we will modify processes based on this data and other information to ensure the optimal utilisation of vehicles and equipment. We will also be able to define authorisation limits, set safety standards, and thereby solve a large number of problems quickly.

The implementation of "ASTOS" will make us one of the leading airports in the world.

"In the safety area we are one of the top airports in the world"

Your goal is not only to improve safety, but also to optimise work processes?

The best possible situation would be to realise both goals. The optimised use of our motor vehicle pool will lead to cost savings of five to ten percent over the medium-term – and that on an investment volume of nearly € 10 million for vehicles and equipment in 2004.

Now to security – how high is your investment in this area and where can you still improve?

The price for our investments in security facilities should be viewed with caution, since these expenditures are not financed by Flughafen Wien AG but by the Republic of Austria.

Our largest investment in 2003 was the Hold Baggage Screening, which cost roughly € 14.5 million. This equipment closes the cycle to allow full control of all checked and transfer baggage. It required us to install multi-stage security checks via scanner and workstations at the intersections of all transportation lines leading away from check-in. We also have a major influence on the quality of hand luggage and passenger controls.

After an objection was filed by Flughafen Wien AG, the bidding process for security services will be reopened. How do you see this new tender?

The criteria for admission to the actual competition are now set so high that only experts will be involved. An incorrect decision process that would give price a higher weighting than the actual services is now much less likely. However, there is still no guarantee that we will receive the commission.

File No.
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There are also competitors in the handling area, but the goal of Flughafen Wien AG is to defend its market share. How do you intend to do this?
Handling – and I say this very deliberately – is one of our core businesses. We survived the first phase in good condition, and our market share is now roughly 90%. Today, three years after the start of competition, we have concluded a new contract with each of our handling customers. In 2003 we reached an almost 100% entry rate with the low-cost carriers. These airlines review prices critically but place greater importance on the service level agreement, which also covers the readiness to head off and solve problems in the turnaround phase that are caused by delays. These conditions are frequently reflected in a bonus-penalty clause, and we not only have the chance to set standards but also to provide outstanding service in compensating for delays.

We therefore rely on technology, and have linked the entire apron through a wireless LAN network. This not only allows us to provide IT services on site, but also



"Handling is one of our core businesses"

makes our service level agreements more transparent and easier to monitor. If requested, we can record every handling step electronically and include the results in our quality analysis.

Lufthansa, one of the most critical customers, has named Vienna the best airport outside Germany. With the exception of the home base in Frankfurt, no other service point in the world can offer the same high-quality standards and transparency. We invest selectively in technology and modern equipment because minutes make the difference between first place and somewhere in the crowd.



You can still utilise these few minutes, but when are performance limits reached?

When Vienna Airport, Austro Control and the airlines work closely together on an international basis, there is still potential.

"Minutes make the difference between first place and somewhere in the crowd"

We have completed a number of very important projects together and we coordinate our investments, review work processes and work to maintain interfaces. Up to the next expansion step we can expect capacity restrictions in some areas, which we will need to offset with temporary arrangements.

The mediation process with neighbouring communities and citizens' initiatives is currently in progress, and has drawn considerable international attention. Are you satisfied with the results?

The positive results by far outweigh the negative ones, such as relatively high costs and the substantial time required of all participants. This form of communication cannot be replaced. These are men and women, who have become highly qualified and approach very emotional subjects in a highly professional manner. Most participants agree that the third runway should, in principle, be approved.

The airport region will be expanded by the accession of neighbouring countries to the EU in May. How do you intend to position Vienna Airport in this new environment?

We have an excellent starting position. In the western part of Slovakia we hold a market share of 65% and have the best offering in the region. Our strength is the fact that traffic runs not only from west to east but also in the opposite direction. Of course we have competitors, but we have also the opportunity to become active in these areas through investment projects.

Thank you very much for this conversation.

File No.
82-3907


Anflug Approach
Flug Flight
Plan Scheduled
Erwartet Expected
Von From
KL 1845 1540 LANDUNG 1614 AMSTERDAM
AZ 198 1540 1619 MILAN-MALP.
OS 052 1600 LANDUNG 1553 TOKYO
AB 8762 1600 LANDUNG 1607 BERLIN
OS 778 1605 LANDUNG 1541 PRISTINA
OS 796 1605 LANDUNG 1555 SOFIA
PS 820 1605 LANDUNG 1604 ODESSA
OS 5848 1610 LANDUNG 1546 TIRANA
OS 5972 1610 LANDUNG 1612 GRAZ
OS 5720 1610 1637 BUDAPEST
OS 5810 1615 1730 ? THESSALONIKI
OS 5398 1615 1654 BARCELONA


Ридль
Мартин

File No.
82-3907

SUCCESS FACTORS

The basis for lasting growth


Herr
Knöll


40 Destinations
in Eastern Europe

File No.
82-3907

File No.
82-3907

EAST-WEST HUB

In comparison to the previous year, traffic to Eastern Europe rose by 4.7%. Together with Austrian, our home carrier, we were able to further increase our leading position as an East-West hub. With 40 destinations throughout Eastern Europe, we are one of the leading European airports in this category. New destinations in the flight schedule include Baku, Donetsk, Podgorica and Rostov. The accession of Hungary, the Czech Republic, Slovakia and Slovenia to the EU in May 2004 will significantly increase the potential number of passengers for Vienna International Airport. Strong economic growth in these countries is expected to trigger increased travel activity in both the business and leisure segments, and will further increase the importance of Vienna as an East-West hub.

NUMBER OF DESTINATIONS IN EASTERN EUROPE

	2003	2002	2001	2000
Vienna (VIE)	40	36	34	36
Frankfurt (FRA)	42	39	37	34
Zurich (ZRH)	20	24	22	21
Budapest (BUD)	18	13	14	13
Prague (PRG)	22	20	21	18
Munich (MUC)	20	19	17	15

File No.
82-3907

Top Grades for VIE Service



HIGH-QUALITY SERVICE

High service standards are a key factor for the success of our company: we want our passengers to experience Vienna as a safe, clean, fast and convenient airport at all times. Continuous optimisation keeps our services at a high level in international comparison. Suggestions from passengers are directed to the terminal supervisors or processed by the respective operating departments and integrated into our improvement process. In spite of steady growth, the results of our passenger survey of services and facilities at Vienna International Airport remained constant in 2003, ranging from "good" to "very good".

TERMINAL PERFORMANCE INDEX

(Rating 1 = Very good, 5 = Very poor)	2003	2002	2001	2000
TOTAL INDEX	1.40	1.38	1.35	1.35
Orientation in the terminal	1.38	1.35	1.35	1.36
Cleanness	1.56	1.57	1.53	1.46
Security controls	1.40	1.34	1.37	1.28
Waiting time	1.42	1.40	1.38	1.36
Check-in agents	1.34	1.31	1.27	1.24
Information for passengers	1.41	1.33	1.29	1.32
Comfort	1.30	1.27	1.27	1.35

File No.
82-3907


ne to say goodbye. Time to say hello.
Vienna
New York
Moscow
London
Tokyo
Rio de Janeiro
Kapsch wünscht Ihnen einen guten Flug.
6.4 million
Security Checks
FILE NO.
82-3907

File No.
82-3907

SECURITY

The events of 11 September, SARS and the war in Iraq have shifted security in the aviation industry even more into the centre of attention for travellers throughout the world. In this extremely sensitive area, we are working continually to optimise and evaluate the already excellent level of security at Vienna International Airport.

A major success factor in this area is the outstanding teamwork between the organisations operating at Vienna International Airport, in particular the Austrian Federal Ministry of the Interior, the Federal Police Department in Schwechat, the employees of Vienna Airport and its wholly owned subsidiary VIAS (Vienna International Airport Security Services Ges.m.b.H). The know-how of our experienced workforce, combined with state-of-the-art equipment and regular training for flexible reaction to a wide range of situations are the guarantee for a safe and secure airport.

From a technical standpoint, Vienna is one of the leading airports in Europe. The test series for the Hold Baggage Screening system was successfully completed in 2003 and set the standard for equipping all airports in Austria. A total of € 14.5 million was invested in this equipment and necessary modifications to airport facilities – an investment in the safety of our passengers. Vienna International Airport was also the first airport in Europe to use specially trained dogs to detect hidden explosives at hand luggage and passenger control points.

Our efforts to guarantee maximum security without reducing passenger comfort were recognised in 2003 by an audit conducted by the International Civil Aviation Organisation and an inspection by the US Transport Security Administration/Department of Homeland Security. Both organisations commended Vienna International Airport for its extremely high level of security, which also meets international standards.

04-3JA
T30-53

File No.
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33.9% Transfer Passengers

File No.
82-3907

HIGH PERCENTAGE OF TRANSFER PASSENGERS

A high share of transfer passengers leads to higher load factors and to a greater number of destinations served with increased frequency. The share of transfer passengers totalled 33.9% in 2003 (2002: 35.1%). The slight decline is due to events at the start of the year, SARS and the war in Iraq, which caused the growth in transfers to remain somewhat behind the strong development in point-to-point traffic that was generated by low-cost carriers.

SHARE OF TRANSFER PASSENGERS

2003	33.9%
2002	35.1%
2001	31.9%
2000	28.4%

TRANSFER TIME

In international reservation systems, total flight time is the key criteria for ticket sales. After non-stop flights, routes with the lowest connecting time are the most popular. Faster transfers also increase the number of options for connecting flights. Despite increased security measures, transfer time for flights to and from Vienna has remained the lowest in Europe – a record that is supported by short routes in the airport, a one-roof concept, VIE handling services and optimal logistics.

MINIMUM CONNECTING TIME IN EUROPE[1] in minutes

Vienna (VIE)	25[2]/30
Munich (MUC)	35–40
Zurich (ZRH)	40
Copenhagen (CPH)	30–45
Frankfurt (FRA)	45
Amsterdam (AMS)	40–45
Brussels (BRU)	40–45
Paris (CDG)	45–60
London (LHR)	45–90

[1] Minimum connecting time as per OAG Worldwide Flight Guide, December 2003; [2] Within the Star Alliance

11.7 MILLION PIECES OF BAGGAGE


LINIE T04.3
LINIE T04.10
ITB433
AUS
ITB434
AUS
NOT AUS
NOT AUS
NOT AUS
LINIE T04.8
STAU
NOT AUS
VORWAHL
LINIE T04.8
LINIE T04.9
LINIE T04.9
NOT AUS
NOT AUS
NOT AUS

Vienna International Airport

TRANSFERHALLE

PUNCTUALITY

According to airline information, each minute of delay costs the carriers an average of € 57. Missed connections and angry passengers not only damage the image of the airline, but also the airport. Vienna International Airport is one of the most punctual in Europe, ranking slightly above the AEA average.

DELAYS ON INTER-EUROPEAN FLIGHTS IN 2003 (AEA)

	in % of **Departures**	in % of **Arrivals**
Frankfurt (FRA)	16.7	20.9
Vienna (VIE)	18.6	20.7
Munich (MUC)	22.7	17.7
London Heathrow (LHR)	22.4	23.2
European average	19.1	20.1

Delay = planned departure/arrival time exceeded by more than 15 minutes

HIGH-TECH HANDLING

A particularly important factor for all travellers, and especially for transfer passengers, is a baggage handling system that keeps pace with fast connections. Thanks to state-of-the-art technology, Flughafen Wien AG handling services are among the best in the world. Modern equipment guarantees smooth handling and helps avoid delays. The introduction of an electronic baggage reconciliation system with wireless LAN and scanners guarantees 100% tracing and matching of baggage for all flights, and underscores the increasing importance of security in the handling process.

Year	**Number of items arrival + departure**	**Peak Days**	**Number of items arrival + departure**
2003	11,729,000	29 June 2003	51,660
2002	11,322,000	7 July 2002	51,940
2001	11,180,000	1 July 2001	51,600
2000	11,215,000	1 July 2000	50,300

File.No.
82-3907


+6.8%
in the Number of
Passengers

File No.
82-3907

GROWTH

The war in Iraq and the outbreak of SARS triggered a renewed decline in business for the aviation industry. In contrast to this trend Vienna International Airport recorded above-average growth of 6.8% in the number of passengers for 2003, which was supported to a large extent by low-cost carriers. The opening of new markets through the eastern expansion of the EU is also expected to result in an increase of 8% in passenger volume for 2004. Under the assumption that global economic factors remain stable, our forecast for the next five years calls for an average plus of 5%.


30
25
20
15
10
2003
2005
2010
2015

PASSENGER FORECAST
(forecast) in million


340
300
260
220
180
2003
2005
2010
2015

FLIGHT MOVEMENTS
(forecast) in thousand

DEVELOPMENT OF PEAK HOURS[1]
Flight movements, standard busy rate (30th hour)

Year	Flight movements	Passengers
Actual 2003	54	3,864
Forecast 2004	58	4,400
Forecast 2005	61	4,700
Forecast 2006	62	4,900
Forecast 2007	64	5,100
Forecast 2008	66	5,250

[1] Hour with the most flight movements

In addition to the growth in traffic volume, the development of peak-hour activity plays a decisive role in matching expansion to actual demand. At present, Vienna International Airport has 20 pier positions for aircraft. The expansion of the VIE-Skylink Terminal will add 17 positions on Pier South, additional check-in counters, a larger baggage claim area, and new retail and gastronomy facilities. The various stages of construction will be realised in accordance with the growth in traffic.

Upon the realisation of growth forecasts and based on current technical standards, Vienna International Airport will need to construct another runway by 2010 or 2012, parallel to one of the two intersecting runways now in operation. We have initiated a mediation process together with neighbouring residents to find a solution that is acceptable to all parties. The first partial contract "Current Actions" was signed in 2003, and discussions will now turn to developing a solution that is acceptable to all sides. The parties will now start detailed discussions and negotiations over the third runway and related issues. The solid financial position of Flughafen Wien AG will ensure the necessary long-term funding for these expansion plans.


File No.
82-3907
€ 722 million
in Investments
up to 2008

File No.
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EXPANSION TO MATCH DEMAND

In cooperation with architects, we have developed a multi-stage model for the expansion of the VIE-Skylink Terminal. This design will guarantee maximum flexibility, and provide an optimal match for development and actual growth in traffic. An annex to the existing terminal will maintain the "one-roof" concept. The new Pier South in the VIE-Skylink Terminal will have up to 17 flexible pier positions, depending on the size of aircraft. The complex transfer between Schengen and non-Schengen areas will be optimised by a convenient building configuration. The multi-functionality of the pier and short routes for passengers will provide for a minimum connecting time of only 25 minutes, which is one of the fastest in Europe. Together with the VIE-Skylink Terminal, the total capacity of Vienna International Airport will rise to 28 million passengers per year.

PASSENGERS	2003	VIE-Skylink final stage[1]
Passengers (in mill.)	13	28
CAPACITY		
Check-in counters	84	140
Pier positions	20	37
Baggage carousels	7	10
Shopping space (in m^2)	5,900	11,000
Gastronomy space (in m^2)	4,300	7,760

[1] including current facilities

KNOW-HOW TRANSFER

Since July 2002 Flughafen Wien AG has owned a 40% stake in Malta International Airport through its majority holding, Malta Mediterranean Link Consortium. Subsequently, the Maltese government sold a further 20% of shares in this company over the stock exchange. Similar to Vienna, Malta is therefore one of the few listed airports under majority privatisation.

Malta International Airport meets all criteria defined by Flughafen Wien AG in its international investment strategy. We expect the accession of Malta to the EU in May 2004 will trigger an upturn in air travel to this country. Flughafen Wien AG is represented in Malta by Peter Bolech as CEO, and through the transfer of know-how in the form of technical service agreements for strategic planning, retail business, personnel development, capacity management, and airport and aviation marketing. Key employees of Flughafen Wien AG travel regularly to Malta, where they contribute their years of experience in the aviation business. The information and impressions they bring back to Vienna provide us with valuable impulses for our future growth.

DEVELOPMENT OF TRAFFIC IN MALTA	2003	2002
Passengers	2.67 mill.	2.66 mill.
Flight movements	32,200	31,000
Cargo volume (in tonnes)	15,944	13,400

The corporate strategy of the Flughafen Wien Group defines a clear goal: to create a continuous and lasting increase in the value of the company. Based on our mission and the determining factors in our operating environment, we have translated this central strategic objective into five specific targets:

- Use of growth opportunities at the airport
- Expansion of non-aviation business
- Development of new business areas outside the airport
- Retention of market leadership in the handling segment
- Optimisation of resource use

USE OF GROWTH OPPORTUNITIES AT THE AIRPORT

POSITIONING OF VIE AS THE BEST EAST-WEST HUB – EXPANSION OF TRANSFER VOLUME IN COOPERATION WITH THE AUSTRIAN AIRLINES GROUP (AAG)

A key objective for Vienna International Airport is to defend its position as an East-West hub. In close cooperation with Austrian, our home carrier, we will continue to leverage the above-average growth potential of this region in future years. Austrian will also concentrate on East-West traffic in 2004, and plans to increase frequencies to Eastern Europe. This will support the further expansion of transfers at Vienna International Airport.

ACQUISITION OF NEW AIRLINE CUSTOMERS

A detailed marketing study identifies a number of airlines that could improve the offering of scheduled flights to and from Vienna International Airport. These airlines are contacted through Routes, the most important cooperation forum between airlines and airports. Market and route studies are then prepared to convince these potential partners of the advantages provided by Vienna International Airport, which also include our attractive incentive programme. Our newsletter "VIE Business Support News" ensures a regular flow of information.

In 2003 we were able to acquire our first low-cost carriers as customers of Vienna International Airport. These airlines provided major support for growth in passenger volume during the reporting year. According to the number of passengers, Air Berlin (3.4%, 3rd place) and Germanwings (1.9%, 8th place) already rank among the top ten airlines. The following low-cost carriers offer connections to a total of 15 destinations from Vienna International Airport: Intersky, Germania Express, Air Berlin, Germanwings, VBird, Duo Airways, and Helvetic Airways. In keeping with our equal pricing policy, all low-cost carriers are billed according to the same rate tariff structure as full-service airlines – a fact that we view as proof of our international competitive ability and effective price/performance ratio.

COMPETITIVE TARIFF POLICY

The index formula developed in 2001 for the calculation of VIE tariffs took effect during the reporting year after no increase in 2002. In addition to traffic growth, the consumer price index also forms an input variable for this computation. Business developments led to an increase of 1.4% in the landing and airside infrastructure tariffs. The passenger tariff and landside infrastructure tariff were raised by 0.85%.

The passenger tariff was increased to cover expenditures for an airport-wide baggage reconciliation system, which guarantees the matching of passengers and baggage on an aircraft as well as the complete tracking of baggage during the handling process. This tariff was raised by a total of € 2.12 to € 12.57 to also cover a significant rise in insurance costs. After including the wide range of incentives offered by Vienna International Airport, our tariffs reflect the European average in spite of these necessary measures. In comparison to the major European airports, the tariffs at Vienna represent exactly the average value in an A.T. Kearney study of 26 airports.

File No.
82-3907

FURTHER INCREASE IN COMPETITIVE ABILITY

Flughafen Wien AG has set a goal to improve its competitive position over neighbouring airports such as Frankfurt, Munich, Prague, Budapest, Zurich and Milan by 15% before the year 2007 in order to increase its attractiveness for airlines and safeguard Vienna's position as a hub. Vienna currently ranks exactly at the average of these airports with respect to its tariff structure.

This improvement potential will be generated by above-average growth (forecast for 2004: 8%), process improvements realised together with airlines, and a general cutback in expenses. Based on the 2003 activity level, € 20 to 30 million should be passed on to airlines by 2007. The major beneficiary of this programme will be the Austrian Airlines Group, which handles over 60% of passengers at Vienna International Airport. This programme will make an important contribution to safeguarding and improving the competitive position of Vienna International Airport and, in turn, the entire eastern region of Austria. In order to coordinate activities related to this project, working groups will be established to prepare specific concepts.

STRENGTHENING OF MARKET PRESENCE – DEVELOPMENT OF REGIONAL OPPORTUNITIES

After the implementation of stage one of our media campaign to improve the qualitative positioning of Vienna International Airport in its home region during 2002, the second part of this programme followed during 2003. We are using the EU accession of Hungary, the Czech Republic and Slovakia as the basis for a new information campaign. Our goal is to develop a positive image in these countries as well as an awareness of the special advantages of Vienna International Airport and its extensive flight schedule. We are positioning Vienna as the "Home Airport for Central Europe". This standing will be strengthened by a sharp rise in the potential number of passengers after these neighbouring countries join the EU in May 2004, which represents a tremendous opportunity for Vienna International Airport.

EXPANSION OF AIRPORT INFRASTRUCTURE

In order to manage growth over the long-term, it will be necessary to expand the infrastructure at Vienna International Airport. The creation of new terminal space and aprons, as well as the paving over of railway tracks, extension of baggage sorting equipment and additional bus gates are designed to meet the demands of rising passenger volume. Up to 2008 we will invest a total of € 722 million. The focal point of these projects will be the expansion of the VIE-Skylink Terminal, which will be constructed in several stages to match the development of passenger volume. The first stage includes investments of € 233 million for the terminal and € 71 million for a new baggage centre. This will allow Vienna International Airport to handle a total of 19 million passengers per year. After the completion of stage 2 with an additional € 125 million of investments, we will be able to service 23 million passengers. The third stage of construction will raise our capacity to 28 million passengers.

EXPANSION OF NON-AVIATION BUSINESS

The business operations of Vienna International Airport extend far beyond the aviation sector and range from real estate development to facilities management, parking, supply and disposal services, and the organisation of security services.

ACTIVE REAL ESTATE MANAGEMENT

The occupancy rate of our properties is close to 100% because of our efficient real estate management. In order to also meet the demand for attractive space in the future, we are developing new projects with the Office Park as well as cargo and logistics facilities. We also plan to combine add-on services such as maintenance and cleaning into a catalogue, and actively market them to our tenants in the future.

In the facilities management segment, which rents terminal space to retailers and gastronomy companies, we will tailor our offering to meet the specific needs of individual target groups in order to best utilise the opportunities created by a growing number of passengers. Since the calculation of rental prices is based not only on space but also includes a percentage of sales, an increase in rental revenue up to completion of the new VIE-Skylink terminal can only be achieved through growth in the number of passengers and related consumption. The increase in space that will accompany the opening of the new VIE-Skylink terminal in 2008 is expected to trigger a strong increase in revenues.

Our strategic plans to develop new business in the non-aviation segment are designed to safeguard existing sources of revenues and also open new channels. The construction of the Office Park and development of the Cargo North area represent the first specific projects, which will be expanded into a new freight segment (Air Cargo Centre) with direct access to the apron over the mid-term.

INFRASTRUCTURE SERVICES

In the areas of supply and disposal, we have already used a number of opportunities created by market liberalisation. We have been able to realise price reductions by combining service requirements for our entire airport site, and passed these benefits on to our customers to increase the attractiveness of our location.

SECURITY SERVICES AS A QUALITY FACTOR

We see the operational grouping of security facilities and services at Vienna International Airport and successful cooperation with public organisations as a guarantee for the highest possible safety at our site. The further development of this extremely sensitive segment will depend on the results of a new tender by the Republic of Austria in 2004.

DEVELOPMENT OF NEW BUSINESS AREAS OUTSIDE THE AIRPORT

For Vienna International Airport, the development of new business areas will create added opportunities for future growth. Our activities in this segment will be limited to three specific groups of projects: airport projects, real estate development in our home region, and prospects in related markets.

Any expansion of our operating segments will occur only in keeping with precisely defined criteria, which will ensure a positive contribution by these projects to the value of our company. When we acquire investments in other companies, our objective is to obtain a strategic influence and limit liability and financing risks.

In addition to the high level of construction activity at Vienna International Airport, we are also evaluating the development of real estate projects in nearby communities such as Fischamend.

With regard to other airport projects, we are not only interested in development and operations but also in providing industry-specific consulting services. This export of know-how has been demonstrated in an impressive manner at Malta International Airport. A consortium in which Flughafen Wien AG holds a 57.1% stake acquired 40% of the shares in Malta Airport in July 2002. Together with the consortium partners, Flughafen Wien AG exerts a controlling influence over the management of Malta Airport and provides advice on all important business processes. Other airport investments will be analysed based on well-defined criteria and a clear country prioritisation.

Geographical proximity and the unique strategic importance of Bratislava Airport formed the basis for our declared goal to realise a cooperation with this facility. The accession of our eastern neighbours to the EU will create a new region with high growth potential. The resulting opportunities can be best developed by a Vienna-Bratislava airport system. Vienna International Airport is participating in and providing partial financing for a study that will evaluate the strategic, economic and transportation impact of cooperation between these two airports.

File No.
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The start-up of the City Air Terminal (CAT) in December 2003 was a successful demonstration of our expertise in the realisation of complex projects. Flughafen Wien AG holds a 50.1% stake in this independent railway corporation. An expansion of this project to possibly include ground transportation within this airport system is currently under evaluation.

RETENTION OF MARKET LEADERSHIP IN THE HANDLING SEGMENT

High professionalism, customer orientation and strict cost control form the basis for success in the Handling Segment, which covers a wide range of services for scheduled, charter and general aviation flights. The liberalisation of the market in 2000 defined the strategic goal for this segment, which is to remain the market leader. This strategy is designed to safeguard a key core business of Vienna International Airport. With a high share of the market, future development is expected to reflect growth in movement volume. Although our share of the handling market is now roughly 90%, we can only pass on cost increases to our customers to a limited extent because of the competitive situation and we are therefore working to make better use of the advantage provided by our size. In addition to holding personnel costs at a stable level, we intend to intensify cost management and further optimise processes and the use of resources. Product innovation and state-of-the art technologies will also demonstrate our efficiency and effectiveness in the future.

OPTIMISATION OF RESOURCE USE

The use of latest technologies, a clear improvement in efficiency, and the optimisation of processes and costs in all areas of the company are designed to strengthen the competitive position of the Flughafen Wien Group over the long term. In general, investment activity by airports follows a clearly defined cycle: capital expenditure to increase capacity causes high semi-fixed costs that can only be offset by higher revenues over a longer period of time. The Flughafen Wien Group is now at the start of such an investment cycle.

This means that all projects in our expansion plan must be designed in stages to match demand. The preliminary study for the VIE-Skylink Terminal therefore evaluated options for the step-by-step realisation of this project. The conclusions define three stages of construction, which can be realised independently to reflect traffic growth. Temporary reductions in quality and/or capacity will also be tolerated where necessary, in order to optimise the capital investment programme. In the administrative area, internal processes will be simplified by the relocation of various departments from different buildings into the new Office Park. An improvement in efficiency is also expected from the use of modern technologies, such as the optical archiving of documents.

One of our goals for the current year is to further limit the increase in personnel expenses. We will also direct our efforts towards the continual optimisation and improvement of work processes together with involved employees in order to increase productivity and customer satisfaction.

AVIATION BUSINESS

Basics of the airport business

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The key criteria for evaluating Vienna International Airport include its major revenue drivers: the number of passengers using the airport, maximum take-off weight (MTOW), and flight movements. This last indicator provides information on take-offs and landings as well as the utilisation of runways and parking capacity on the aprons. Aircraft manufacturers determine a maximum allowable take-off weight for each type of aircraft, and landing fees are based on this figure. The number of passengers also has a direct impact on airport revenues through the so-called "tariff" that airlines charge each departing passenger. The ideal traffic development for Vienna International Airport is therefore a high MTOW and passenger volume, coupled with a smaller increase in flight movements. This leads to an optimisation of runway capacity.


11,940
11,853
11,974
12,785
00
01
02
03

PASSENGERS
in thousands

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3,352
3,760
4,180
4,313
00
01
02
03

TRANSFER PASSENGERS
in thousands


186,500
185,400
186,800
197,100
00
01
02
03

FLIGHT MOVEMENTS


5,345
5,113
5,010
5,263
00
01
02
03

MAXIMUM TAKE-OFF WEIGHT
in thousand tonnes


180,667
159,525
160,026
173,296
00
01
02
03

CARGO (Air Cargo and Trucking)
in tonnes

Diversification through second strategic division

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In addition to traditional operating activities in the aviation sector, the non-aviation business represents the second key strategic and commercial segment of an airport. As an airport grows, this segment develops significantly faster than the aviation business. Growth in passenger volume also improves the attractiveness of an airport for retailers, gastronomy operators and advertisers. The position of Vienna International Airport as an East-West hub makes our location more interesting for international companies, particularly forwarding agencies and freight carriers. To provide these companies with modern facilities that meet their special needs is a focal point of our work, and the development of new attractive rental space is therefore one of our major strategic goals.

REAL ESTATE

The Office Park at Vienna International Airport represents a unique project in the international office sector. The first stage of construction with 26,000 m^2 will be completed in September 2004 and marketing activities will be managed by CPB Immobilientreuhand, the Eastern Europe specialist GVA Immoconsult, and Sabcon Immobilienberatung. Sufficient property is available to construct up to 100,000 m^2 of usable space, as required to match demand. When completed, this facility will represent one of the largest real estate projects of this type in Austria and one of the top airport office locations in Europe.

Bids for the planning of the new Air Cargo Centre were collected through an EU-wide competition in 2003. State-of-the-art logistics facilities will be constructed on a 120,000 m^2 site, and will give Vienna an important advantage over international competitors.

The Cargo North facilities were developed to meet the requirements of special customers and provide a wide range of flexible alternatives. During the reporting year a branch office was completed for customs authorities and a custom-designed logistics property was transferred to Menlo Worldwide. Construction also started on a logistics building for FedEx, which will be turned over to the tenant in 2004. We have developed, completed and rented a total of 14,000 m^2 in the Cargo North area to date, and roughly 4 ha of land remains open for future projects. During the reporting year our tenants included 55 national and international forwarding agents and logistics firms as well as the cargo departments of airlines that use Vienna International Airport.

The new air traffic control centre at Vienna International Airport will be comprised of the control tower, which was started in 2003 and will open in autumn 2004, and an integrated office building for Austro Control GesmbH. With a height of 109 metres, this tower will also become the new landmark at Vienna airport.

SHOPPING

A wide variety of stores and attractive opening hours make shopping a special experience for passengers, visitors, neighbouring residents and employees of Vienna International Airport. Seventy-three shops generate over € 78 million in turnover and classify our airport as a medium-sized shopping centre operator. While other malls record average sales of € 4,000 to € 7,500 per square meter, shops at Vienna Airport currently demonstrate a top value of € 12,500.

In the past year we adjusted our offering to better meet the needs of individual target groups through the renovation of existing shops and optimisation of existing concepts with new brands such as Sand, Mandarina Duck, Sunglass Hut and Beate Uhse. Business in 2003 was slowed by a decline in well-to-do passengers from the Far East following the outbreak of SARS during the first six months and construction of the new international bus gates on Pier East.

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GASTRONOMY

Passengers, visitors and employees were able to enjoy both Austrian and international cuisine in 16 gastronomy facilities at Vienna International Airport during the reporting year. Viennese cafés, excellent restaurants and self-service bistros as well as international system gastronomy companies that include McDonald's and Starbucks provide a wide-ranging and well-balanced offering that has always been highly rated in international surveys.

PARKING

The large number of safe and convenient parking facilities forms another success factor for Vienna International Airport. Passengers and visitors are able to choose from 4,600 spaces in protected multi-storey car parks, 700 short-term parking spaces, and 5,000 spaces in economical long-term parking lots. In addition, 3,400 parking spaces are available for long-term rental. These facilities will be expanded in the future to match the growth in the number of passengers.

ADVERTISING SPACE

Advertising space at Vienna International Airport is extremely attractive because of our high visitor frequency which reaches nearly 40,000 persons each day. A wide variety of surfaces is available for the realisation of creative ideas: mega-banners on multi-storey car parks, advertising suitcases in the baggage return area, attractive promotional space and large objects are only a small selection of the virtually unlimited possibilities.

VIP CENTRE AND LOUNGES

Our exclusive VIP Centre provides customers with facilities that are well-suited for many different events. During the reporting year, 20,400 persons used the VIP Centre for a total of 2,250 events. In addition, passengers can enjoy a pleasant stay at Vienna International Airport in the five lounges operated by the VIP Centre.

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In October 2002 the Austrian working group for corporate governance presented a system of voluntary rules for responsible corporate leadership and the management of stock companies to create sustainable value.

Flughafen Wien AG has met the majority of these regulations for years. The Company has announced its intention to comply with the Code, and also incorporated most of the requirements into its statutes. We view the implementation of the Austrian Corporate Governance Code as an important step to further strengthen the confidence and trust of our shareholders, customers, employees and the general public in Flughafen Wien AG.

STATEMENT OF INTENT

In a meeting on 2 April 2003, the Supervisory Board of Flughafen Wien AG unanimously approved a recommendation by the Management Board to comply with the regulations of the Austrian Corporate Governance Code.

AMENDMENT TO THE STATUTES

The statutes of Flughafen Wien AG were amended by the 13th Annual General Meeting on 24 April 2003 to include age limits for nominations to the Management Board and Supervisory Board. These changes were introduced to meet the requirements of Articles 38 and 54 of the Austrian Corporate Governance Code.

Flughafen Wien AG now meets all so-called "comply or explain" rules of the Code, with the exception of Article 16 (nomination of a chairman for the Management Board).

DEVIATION

The deviation from Article 16 of the Austrian Corporate Governance Code is explained as follows:

A chairman of the Management Board was not appointed, but one member of this body has been designated as speaker. This ensures representation for the joint interests of the Management Board both inside and outside the Company. Since the Management Board of Flughafen Wien AG is comprised of three persons, a "deadlock" is not possible on resolutions placed before this body.

MANAGEMENT BOARD AND SUPERVISORY BOARD

Cooperation between the Management Board and Supervisory Board is intensive and based on regular well-prepared information supplied by the Management Board. One of the major activities during the reporting year involved the approval of a development strategy for the Flughafen Wien Group. This plan was formulated by the Strategy Committee together with the Management Board, and approved in August 2003 by the Supervisory Board.

SHAREHOLDERS

Changes in the shareholder structure are announced in accordance with the Austrian Stock Exchange Act if they exceed the limits set forth in these regulations. All shares in Flughafen Wien AG are bearer shares of common stock. We are only aware of a syndication contract between the City of Vienna and the Province of Lower Austria.

REMUNERATION FOR THE MANAGEMENT BOARD

Compensation for the Management Board is comprised of a fixed and a performance-based component. No stock options have been granted. A detailed list of the remuneration paid to the three members of the Management Board and members of the Supervisory Board of Flughafen Wien AG is provided in the appendix to the consolidated financial statements on page 106.

INTERNAL AUDIT AND ACCOUNTING COMMITTEE

The internal audit function has been established as a separate staff department that reports to the Management Board. It prepares an annual audit schedule as well as an activity report on the past business year. The Management Board presents the results to the Accounting Committee of the Supervisory Board each year.

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COMMITTEES OF THE SUPERVISORY BOARD

The Supervisory Board has formed three committees: an Executive and Personnel Committee, a Strategy Committee, and an Accounting Committee.

FREE FLOAT REPRESENTATIVES ON THE SUPERVISORY BOARD

The 13th Annual General Meeting on 24 April 2003 elected Christoph Herbst, Franz Lauer, Alfons Metzger and Hans-Jörgen Manstein to represent free float shareholders on the Supervisory Board.

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH THE AUSTRIAN COMMERCIAL CODE

The financial statements of Flughafen Wien AG, as prepared in accordance with the Austrian Commercial Code, are available for review at the Company. They will also be sent on request to interested parties who register at investor-relations@viennaairport.com or by telephone under +43/1/7007/22804.

COMPLIANCE RULES

In order to prevent the misuse of insider information, Austrian regulatory authorities announced the introduction of Issuer Compliance Regulations on 1 April 2002. Together with the implementation of this directive and § 82 Par. 5 of the Austrian Stock Exchange Act, Flughafen Wien AG has issued a separate compliance guideline. It is designed to inform our employees, bodies of the Company, consultants and other persons of the legal ban on the misuse of insider information. In addition, this guideline regulates the distribution of information within the Company and defines measures to monitor all internal and external flows of information to prevent improper use.

SHAREHOLDER STRUCTURE as of 31 December 2003



Province of Lower Austria 20%
20% City of Vienna
10.05% Silchester International Investor's Limited, London
Employee Foundation 10%
5.1% Arnhold and S. Bleichroeder Advisers, LLC, New York
Free Float 34.85%

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2003 saw an increase in the long-awaited signs of economic recovery, especially during the second six months. In the USA, consumer demand rose significantly from July through September. In Asia, China assumed a greater role as the driver for growth and the Japanese economy showed significant improvement over the last two quarters of the year. Although signs of a recovery are also materialising in Europe, the upturn has been slowed by the strength of the Euro and its negative impact on exports.

Stock markets followed the general economic developments and shifted to an upward trend after three years of declines. Expectations of a brief war in Iraq and a subsequent lightening of global uncertainty, favourable corporate earnings reports, and stronger real economic growth during the second half-year supported this upturn. During this period cyclical and technology-based issues clearly outperformed the market while defensive shares, which also include airport stocks, showed more modest growth.

The major international stock exchanges closed 2003 with significant gains: year-on-year, the Dow Jones rose approximately 25% to 10,450 points and the DAX reported a plus of roughly 37% for the first positive result in three years. In Vienna the leading ATX index reported an increase of nearly 35%, which represents the third year of growth in succession.

Despite a continued difficult operating environment for the aviation industry in 2003, Flughafen Wien shares achieved solid growth of more than 16%. With steady high earnings per share of € 3.4 and a high dividend yield of 5.4% (based on the closing price at year-end), Flughafen Wien AG shares underscore the long-term positive growth of the company.

TICKER SYMBOLS

Reuters	VIEV.VI
Bloomberg	FLUG AV
Datastream	O:FLU
ISIN	AT000 091180 5
ÖKB-WKN	091180
ÖTOB	FLU
ADR	VIAAY

STOCK MARKET LISTINGS

The VIE share has traded on the Vienna Stock Exchange since 1992. The Company's share capital, which totals € 152,670,000, has been divided into 21,000,000 registered common shares since November 2000. These shares are traded over-the-counter on the Vienna Stock Exchange, and are base values in the ATX, ATX Prime Market and Austrian Futures and Options Exchange. VIE shares are also traded over-the-counter on exchanges in Berlin, Munich, Stuttgart, Frankfurt and Hamburg. In addition, the stock has traded internationally in London's SEAQ over-the-counter market since October 1994. At the end of 1994 an ADR Programme was established in the USA, where one share of Flughafen Wien stock corresponds to four American Depository Receipts.

STOCK MARKET TURNOVER

In 2003 the stock market turnover of Flughafen Wien totalled € 317 million (2002: € 361 mill.). On the Austrian Futures and Options Exchange (ÖTOB) 32,494 (2002: 60,335) contracts were traded with a total volume of € 109 million (2002: € 200 mill.). This ranked the VIE share 6th (2002: 6th) according to the number of traded contracts. With a weighting of 3.7% in the ATX Prime Market at the end of the reporting year, Flughafen Wien shares held rank 9th among the 20 Prime Market stocks.

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INFORMATION ON FLUGHAFEN WIEN SHARES

	2003	2002	2001
Share capital	€ 152.67 mill.	€ 152.67 mill.	€ 152.67 mill.
Number of shares	21 mill.	21 mill.	21 mill.
Share price on 31.12.	€ 37.2	€ 32.0	€ 30.0
Annual high	€ 37.2	€ 37.9	€ 40.97
Annual low	€ 30.33	€ 29.42	€ 25.76
Earnings per share	€ 3.4	€ 3.4	€ 3.2
P/E ratio[1]	11.0	9.6	9.5
P/CF1)	5.2	5.6	6.4
Dividend yield[1]	5.4	6.3	6.3
Pay-out ratio	59.3%	59.8%	60.2%

[1] Price at year-end

THE VIE SHARE

Indexed (1.1.2003 = 100) and in Euro



Flughafen Wien
ATX
160
150
140
130
120
110
100
90
80
€ 52.4
€ 49.1
€ 45.6
€ 42.3
€ 39.0
€ 35.7
€ 32.4
€ 29.1
€ 25.1
€ 32.0
€ 37.2
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
June 03
July 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04

File No.
82-3907

INVESTOR RELATIONS

*A major objective of our investor relations activities in 2003 was to continue our proactive information pol*icy and provide institutional investors and private shareholders with the greatest possible transparency in reporting. Flughafen Wien AG supplies the international financial community with comprehensive quarterly reports, presents its results to analysts and institutional investors on a regular basis, and also participates in national and international investor conferences. The interest of well-known investment banks and brokerage houses in Flughafen Wien AG remained high in 2003. During the reporting year a number of companies published reports on Flughafen Wien AG, including: Bank Austria Creditanstalt, Vienna; Credit Lyonnais Securities, London; Credit Suisse First Boston, London; Dresdner Kleinwort Wasserstein, London; Deutsche Bank, London; ERSTE Bank, Vienna; Morgan Stanley, London; Raiffeisen Centrobank, Vienna.

Private shareholders of Flughafen Wien AG had an opportunity to visit Vienna International Airport on two days in June. We were also represented at the annual "Gewinnmesse", the most important trade fair for the investing public in Austria.

FINANCIAL CALENDAR 2004

Annual General Meeting	22 April 2004
Ex-Dividend Day	27 April 2004
Payment date	3 May 2004
First Quarter Results 2004	13 May 2004
Interim Financial Statements 2004	26 August 2004
Third Quarter Results 2004	18 November 2004

For additional information from Investor Relations, please contact:
Robert Dusek: Tel.: ++43 1 7007 23126
e-mail: r.dusek@viennaairport.com or investor-relations@viennaairport.com

We invite all shareholders to visit our Internet Homepage at **www.viennaairport.com**. Here you can also review the interactive, award-winning online version of our annual report. Through our shareholder service (please use the reply card at the end of this annual report), you can order a wide range of printed informa*tion on Flughafen Wien AG as well as invitations to visit Vienna International Airport.*

RECOMMENDATION FOR THE DISTRIBUTION OF PROFIT

The 2003 Business Year closed with distributable profit of € 42,007,912.93. The Management Board of Flughafen Wien AG recommends payment of a dividend of € 2.00 per share, for a total distribution of € 42,000,000 and the carrying forward of the remaining € 7,912.93.

Schwechat, 24 March 2004

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

File No.
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STATUS REPORT
Miss
Dr. Anderson

GROUP STATUS REPORT on the 2003 Business Year of Flughafen Wien AG

THE BUSINESS ENVIRONMENT SARS and the war in Iraq again slowed recovery in the international aviation sector – Vienna International Airport reports growth far above the European average, supported by know-how on East Europe and low-cost carriers.

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Its passengers are a key factor for the economic success of an airport. Therefore, in addition to the worldwide development of air traffic, the general economic conditions of the catchment area have a major impact on the airport business.

THE ECONOMY AND INDUSTRY

With an increase of 0.7% in 2003, economic growth in Austria reflected the average recorded by the EU member states. For 2004, development is forecasted to reach 1.7%. Major impulses are expected from the accession of ten new countries to the European Union on 1 May 2004. In the neighbouring countries of Slovenia, Hungary, Slovakia and the Czech Republic, Austria currently ranks as one of the four most important foreign investors. Economic forecasts for these countries call for growth of 4% in 2004, and a strong increase of 6% in the Baltic States. Austria's close economic ties with its new EU neighbours and other countries in Eastern Europe are clearly reflected in the position of Vienna International Airport as the leading East-West hub.

Economic integration and the successive elimination of restrictions through the eastward shift of the Schengen border will expand the catchment area of our airport from the current level of 5.6 million to 14.3 million. Economic forecasts have identified the future EU region of Vienna-Sopron-Györ-Bratislava-Brno as one of the most important growth areas in Europe. We therefore intend to safeguard our position as the most important airport in this dynamic region through specially targeted marketing activities.

Tourism in Austria showed sound development in 2003. An increase in overnight stays to 118 million even slightly surpassed the previous record year of 1995. For Vienna International Airport, figures reported by the City of Vienna and Province of Lower Austria were especially favourable: the number of overnight stays in Vienna increased by 4.2%, while Lower Austria reported a plus of 3.4%. This development was supported to a considerable degree by the entry of low-cost carriers into the Austrian market, which led to strong growth in the number of passengers from neighbouring countries. The importance of Vienna International Airport for the tourism industry in Austria was amplified in 2003 by the successful acquisition of new low-cost airline customers, which now total eight. We also expect the opening of the new exhibition grounds in Vienna will provide added momentum for conference and trade fair tourism, two segments that are especially important for the development of per capita tourism expenditure.

THE DEVELOPMENT OF AIR TRAFFIC IN EUROPE AND AUSTRIA

The upswing in European air traffic continued from 2002 into the start of 2003, giving the impression that the main effects of 11 September had been overcome. However, the war in Iraq and the outbreak of SARS pulmonary disease triggered further severe declines in intercontinental travel during spring 2003, particularly to Asia.

This development affected Vienna International Airport only during the months of March, April and May, when we registered a drop in passenger numbers. In all other months of the reporting year, we recorded an increase far above comparable figures for other European airports. In 2003 the number of passengers rose 6.8%, or more than three-times the 2.1% growth reported by the major European airports. This remarkable development was supported primarily by low-cost airlines, which carried roughly 750,000 passengers from Vienna International Airport during the reporting year. With an average increase of 4.7% East European traffic also showed extremely strong results throughout 2003, and two-digit monthly growth rates towards the end of the year. Flight movements increased by 5.5%, maximum take-off weight (MTOW) by 5.0% and cargo by 8.3% in 2003.

Similar growth in the number of passengers at Central European airports was only recorded by the Berlin airports, Budapest and Milan. Brussels started to recover after the loss of Sabena, its main customer. Zurich is showing only slow improvement after the Swissair insolvency and Munich, Vienna's strongest competitor, reported a 4.4% increase in the number of passengers for 2003.

DEVELOPMENT OF TRAFFIC AT EUROPEAN AIRPORTS

	Passengers in millions	Change vs. 2002 in %	Flight Movements	Change vs. 2002 in %
Vienna	12.8	+6.8	197,089	+5.5
Munich	24.2	+4.4	332,991	+4.0
Zurich	17.0	-5.1	243,708	-5.0
Frankfurt	48.4	-0.2	439,343	-0.7
Copenhagen	16.0	-3.0	255,855	-2.8
London Airports[1)]	112.2	+2.9	863,246	+1.6
Budapest	5.0	+12.1	81,322	+13.8
Prague	7.5	+18.2	115,756	+11.4

1) London, Heathrow, Gatwick, Stansted; Source: Vienna (AB/Statistics) + ACI Rapid Data exchange programme

THE AUSTRIAN AIRLINES GROUP

The Austrian Airlines Group reduced its flight offering significantly during the first months of 2003 because of the war in Iraq and SARS. Although the cutback in flights totalled 4.8% for the reporting year, the number of passengers fell only 4.0% below the 2002 level because of higher seat occupancy. Following the presentation of a new brand image in autumn 2003, the Austrian Airlines Group announced an increase in frequencies on existing routes as well as an ambitious expansion of its long-haul route connections for 2004. These measures will further strengthen the position of Vienna International Airport as a key East-West hub.

TURNOVER Growth in all segments.

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Turnover recorded by Flughafen Wien Group rose 9.4% to € 348.4 million in 2003. The Airport Segment recorded 19.8% growth in revenues to € 162.7 million, which was mainly generated by landing, passenger and infrastructure tariffs. It remained the largest business unit, increasing its share of Group turnover by 4 percentage points to 46.7%. This satisfactory development was largely due to the increase in traffic: +6.8% in passengers, +5.5% in flight movements and +5.0% in maximum take-off weight (MTOW), which forms the basis for landing tariffs. The strong growth recorded for low-cost carriers, which contributed 5.9% of total passenger volume in 2003, played an important role in this development.

The introduction of the new baggage reconciliation system, which was financed through an in increase in the passenger tariff in agreement with the airlines, and reimbursement for the costs associated with the control of large baggage in accordance with EU regulations, also supported this growth in turnover. Effective 1 January 2003 the tariffs for landing, parking and airside infrastructure were increased by 1.4%, while passenger and landside infrastructure tariffs were raised by 0.85%. In order to stimulate long-haul traffic, the relevant landing tariffs were reduced by 60% from 1 June 2003 through to the end of January 2004. As in the prior year, incentives were also offered for the increase of frequencies and the introduction of new long-haul flights and destinations in Eastern Europe. As a result of this attractive tariff policy, we were able to add 17 new destinations and 99 frequencies.

The Handling Segment generated 30.4% of total Group turnover in 2003. This business unit recorded an increase of 0.6% in turnover to € 106.0 million, supported by higher revenues from handling services (+3.3%) and growth in cargo volume (+8.3%). Revenues from low-cost carriers rose by a sizeable amount, while revenues from the Austrian Airlines Group and Swiss declined. Our market share decreased 1.9 percentage points year-on-year to 91.2% for 2003. The new customer structure and greater pressure on traditional airlines to adapt to changing market conditions led to a clear reduction in the demand for service packages during the reporting year. Turnover in this segment was therefore unable to match the positive development in traffic.

The Non-Aviation Segment recorded 5.4% growth in turnover to € 79.4 million, which corresponds to 22.8% of Group revenues. Of this total increase, € 1.5 million represented new rental income from the Cargo North project and greater demand for security services (+10.7%). Duty-free revenues declined because of SARS and the war in Iraq, and in particular due to the loss of passengers in high expenditure segments. In contrast, income from the Travel Value Shops increased. Revenues from gastronomy rentals rose 0.5% in spite of a construction-related decline in space.

Turnover not allocated to the individual business segments totalled € 0.4 million, and includes income from consulting services, visitor service and film shootings. Business in the Airport and Handling Segments is subject to seasonal fluctuations in relation to tourism. Since these segments generate the major part of Group turnover, revenue is traditionally highest during the third quarter of the year.

ANNUAL TURNOVER BY QUARTER IN 2003



4th Quarter
25.7%
1st Quarter
23.4%
2nd Quarter
24.6%
3rd Quarter
26.3%

TURNOVER BY SEGMENT


Non-Aviation 22.8%
46.7% Airport
Handling 30.4%

Not allocated: 0.1%

DEVELOPMENT OF TURNOVER in € Million


136.2
135.8
162.7
01 02 03
AIRPORT
111.0
105.3
106.0
01 02 03
HANDLING
72.7
75.3
79.4
01 02 03
NON-AVIATION
320.1
318.4
348.4
01 02 03
GROUP TURNOVER

Not allocated: 2003: € 0.4 million; 2002: € 1.9 million; 2001: € 0.3 million

EARNINGS Growth despite positive non-recurring effect in prior year.

File No.
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The Flughafen Wien Group recorded an increase in earnings for 2003 despite the positive impact on prior year earnings that resulted from the settlement of € 19.9 million in pension claims and subsequent non-recurring reversal of provisions for pension in 2002. Earnings before interest and tax (EBIT) rose 0.3% to € 97.3 million and financial results increased by 8.7% to € 9.2 million. Profit before tax (EBT) improved by 0.9% to € 106.6 million and profit for the year rose 0.8% to € 70.8 million. After adjustment for the prior year non-recurring effect, profit for the year increased by 23.9%. The Airport Segment generated the largest share of Group EBIT at € 75.2 million, followed by the Non-Aviation Segment at € 25.6 million and the Handling Segment at € 15.9 million.

Operating costs rose 15.7% to € 267.7 million because of the prior year non-recurring effect, or 6.6% without this factor. The cost of materials and services increased by 7.4% to € 20.6 million. These expenses include supplies for airport operations (+9.5% to € 10.7 mill.), electricity and heating (+3.2% to € 7.6 mill.) and outside services that are charged to customers (+11.9% to € 2.3 mill.).

Personnel expenses increased by 22.4% to € 147.2 million, or by 5.0% after adjustment for the non-recurring item from the prior year. The growth in traffic and provision of services related to the new baggage reconciliation system and hold baggage screening triggered an 11.7% increase in the number of employees to 2,918. Collective bargaining agreements concluded in 2003 mandated an average increase of 2.2% in wages and salaries.

Increased capital expenditure – in particular due to the introduction of hold baggage screening, further start-ups in the Cargo North area, and enlargement of the aprons – led to a 7.5% rise in the amortisation of intangible assets (software, rights, goodwill etc.) and depreciation of tangible assets to € 45.9 million.

Other operating expenses rose 9.9% to € 54.0 million. Increases were recorded in maintenance expenses (€ +0.8 mill.), insurance (€ +2.6 mill.) and external services (€ +3.0 mill.), while declines were registered in market communication (€ -0.7 mill.), telecommunications services and legal, auditing and consulting costs. The massive increase in insurance premiums throughout the aviation industry affected Flughafen Wien AG for the first time in 2003 because an insurance contract that was concluded prior to 11 September 2001 remained in effect until the end of 2002.

A comparison of the development of expenses after adjustment for the prior year's non-recurring effect shows an overall increase of 6.6%. In relation to the 11.2% growth in total output, this underscores the effectiveness of our cost management.

At 9.5%, the increase in capital employed exceeded the growth in EBIT (+0.3%) because of stronger investment activity. This led to a decline of 0.9 percentage points in return on capital employed (ROCE) to 13.8% for the reporting year.

Financial results rose 8.7% to € 9.2 million. A € 1.6 million write-up to the investment in Flughafen Wien / Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. (VIE-BBI) was responsible for this development. This write-up reflected the reimbursement of € 2.4 million in project costs to VIE-BBI for the Berlin Airport project. Higher capital expenditure led to an € 8.0 million decline in funds available for investment, and the generally lower level of interest rates reduced interest income by € 1.3 million to € 7.8 million. Results from companies consolidated at-equity amounted to € -0.9 million.

Profit before tax (EBT) increased by 0.9% to € 106.6 million. The tax rate remained at the prior year's level of 33.4%. Tax-exempt income from holdings (rights) and the use of investment allowances reduced taxes slightly below the Austrian corporate tax rate of 34%. Net profit rose 0.8% to € 70.8 million for the reporting year, and earnings per share increased to € 3.37 (2002: € 3.35).

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VALUE ADDED in € million

	2003	2002	2001
Source			
Operating income	365.0	328.4	328.7
Less cost of goods and services	-110.9	-102.1	-91.6
Value Added	**254.1**	**226.3**	**237.1**
Use			
Employees	144.0	117.3	136.5
Shareholders	42.0	42.0	39.9
Company	28.8	28.3	26.4
Creditors (interest)	0.2	0.2	0.1
Public authorities (taxes)	38.9	38.4	34.1
Minority interests	0.2	0.0	0.1
Value Added	**254.1**	**226.3**	**237.1**

INCOME STATEMENT, Summary in € million

	2003	2002	2001
Operating income	365.0	328.4	328.7
Operating costs	267.7	231.3	243.5
EBIT	97.3	97.1	85.2
Financial results	9.2	8.5	11.7
EBT	106.6	105.6	96.9
Taxes and minority interests	35.7	35.3	30.6
Net profit	**70.8**	**70.3**	**66.3**

SEGMENT RESULTS, Summary in € million

	Airport	Handling	Non-Aviation
Operating income	192.7	121.6	128.1
Operating costs	117.5	105.7	102.6
EBIT	75.2	15.9	25.6

KEY INDICATORS in %

	2003	2002	2001
EBIT margin	26.7	29.6	25.9
EBITDA margin	39.3	42.6	38.5
ROE	12.3	12.9	12.7
ROCE	13.8	14.7	13.4
RoS	27.9	30.5	26.6

FINANCIAL, ASSET AND CAPITAL STRUCTURE Investments lead to significant rise in tangible assets, improvement in operating cash flow.

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ASSETS

Non-current assets increased by 10.8% to € 663.6 million for the reporting year (2002: € 599.0 mill.) and rose as a component of total assets by 2.6 percentage points to 79.5%. Investments in tangible and intangible assets totalled € 115.2 million, and exceeded depreciation and amortisation of 45.9 million by a sizeable amount. Financial assets remained relatively stable with an increase of 0.8% to € 67.6 million. The stake in the Spanish airport development company, Ciudad Real Aeropuertos, S.L., was sold at a price equal to the initial capital contribution (€ 1.4 mill.). The € 5.3 million decrease in deferred tax assets to € 11.5 million was primarily related to the realisation of tax benefits from the employee foundation and an increase in provisions for deferred taxes arising from the development of non-current assets.

Current assets declined by 4.8% to € 171.6 million, and also fell as a component of total assets by 2.6 percentage points to 20.5%. This decrease resulted from a decline in cash and cash equivalents by € 8.0 million to € 131.1 million following the payment of dividends and financing of investments through liquid funds.

The balance-sheet total increased by 7.2% to € 835.3 million.

EQUITY AND LIABILITIES

The retention of € 28.3 million in prior year net income led to an increase of 5.4 percentage points in equity to € 590.1 million. However, the equity ratio declined because of an increase in current liabilities and provisions from 71.8% to 70.7%. The improved climate on capital markets supported a gain of € 0.8 million in reserves through the revaluation of securities. Foreign exchange differences related to the holding in Malta Airport led to a charge of € 0.6 million.

Non-current liabilities rose 2.1% to € 105.3 million following additions to the provisions for severance compensation, pensions, service anniversary bonuses and part-time work for older employees. The Group has no long-term borrowings.

The 20.2% increase in current liabilities to € 139.5 million resulted from an addition to the provisions for services not yet invoiced and tax payments as well as an increase in trade payables. Of the total shareholder contribution due to the joint venture City Air Terminal Betriebsges.m.b.H. (CAT), a balance of € 7.6 million is still outstanding. The Group has no short-term borrowings.

The Flughafen Wien Group shows negative gearing of 22.2% for the reporting year (2002: 24.3%) because of the lack of borrowings. Calculation of the weighted average cost of capital (WACC) is therefore based solely on the cost of equity financing, which equalled 7.2% for 2003 (2002: 8.0%).

CASH FLOW

Net cash flow from operating activities rose 24.4% to € 150.4 million (2002: € 120.9 mill.). This development resulted from the reversal of provisions for pensions in the prior year, a stronger increase in liabilities, improvement in EBT and increase in depreciation.

Cash outflows for investments in tangible and intangible assets rose by € 35.6 million. Cash outflows for additions to financial assets declined by € 32.7 million because the previous year's figure also includes financing for the investment in Malta International Airport plc. In total, net cash outflows for investing activities rose 2.3% to € 113.5 million.

Cash outflows from financing activities equalled € 45.1 million, which represents an increase of 9.4% over the prior year. This development was primarily due to an increase of € 2.1 million in dividends over the previous year.

In total, cash and cash equivalents declined by € 8.2 million (2002: decline of € 31.2 mill.). As a result of this decrease and non-cash changes of € +0.2 million to the revaluation reserve for current securities, cash and cash equivalents declined to € 131.1 million at year-end 2003 (2002: € 139.2 mill.).

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ASSETS
EQUITY AND LIABILITIES
Balance sheet total 2003 € 835.3 million
Balance sheet total 2002 € 779.3 million
Balance sheet total 2003 € 835.3 million
Balance sheet total 2002 € 779.3 million
100%
50%
0%
Non-current assets 663.6 € Million
Current assets 171.6 € Million
Non-current assets € 599.0 million
Current assets € 180.3 million
Equity € 590.1 million
Non-current liabilities € 105.3 million
Current liabilities € 139.5 million
Minority interests € 0.3 million
Equity € 559.9 million
Non-current liabilities € 103.2 million
Current liabilities € 116.1 million
Minority interests € 0.1 million

CASH FLOW SUMMARY in € million

	2003	2002	2001
CF from operating activities	150.4	120.9	98.3
CF from investing activities	-113.5	-110.9	-57.4
CF from financing activities	-45.1	-41.2	-43.4
Change in cash and cash equivalents[1]	-8.0	-33.2	-7.9
Cash and cash equivalents at end of period	131.1	139.2	172.4

[1] Including change in revaluation reserve for securities and foreign exchange differences

FINANCIAL INDICATORS in %

	2003	2002	2001
Non-current assets/Balance sheet total	78.0	74.7	67.9
Asset coverage 2	106.7	113.9	128.3
Equity ratio	70.7	71.8	70.1
Gearing	-22.2	-24.3	-31.6
Working capital in € million	-99.0	-71.9	-48.6
WACC	7.2	8.0	8.1

CORPORATE SPENDING Investments remain below forecast, but exceed prior year level.

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Investments in tangible and intangible assets totalled € 115.2 million for 2003. This figure represents an increase of € 35.6 million over the previous year, but is less than the budgeted level of € 173.3 million. The instable development of traffic during the first six months of 2003 (Iraq, SARS) and cautious forecasts concerning the future development of our most important customer, the Austrian Airlines Group, led us to revise the approved investment programme.

Major investments in 2003 focused on the introduction of the Hold Baggage Screening System (€ 14.5 mill.), the construction of the Office Park (€ 17.6 mill.) and new air traffic control tower (€ 6.7 mill.), which will be let to Austro Control and also be used by the Group's movement control department, as well as the creation of additional bus gates (€ 6.8 mill.) to facilitate the handling of passengers in the non-Schengen area. The renovation of Taxiway 50 was completed during the reporting year at a cost of € 9.1 million. A total of € 10.9 million were spent on planning for the expansion of the VIE-Skylink Terminal. In addition, property totalling € 6.7 million was purchased for the future expansion of the airport. The Handling Segment purchased aircraft tow trucks, catering trucks, large apron passenger buses, sewage disposal trucks and other equipment for a total of € 5.7 million. Financial investments were made only to purchase securities for the legally required coverage of provisions for severance compensation and pensions.

INVESTMENTS AND FINANCING in € Million

	2003	**2002**	**2001**
Intangible assets	3.5	2.3	1.0
Tangible assets	111.8	77.3	60.3
Financial assets	1.6	34.3	6.5
Total	116.8	113.9	67.8

	2003	**2002**	**2001**
CF from operating activities	150.3	120.9	98.3
Investments	116.8	113.9	67.8
Amortisation and depreciation	47.3	44.5	41.2

INVESTMENTS BY SEGMENT
(Tangible and Intangible Assets)


5% Handling
Airport 54%
41% Non-Aviation

FUTURE DEVELOPMENT RISKS Entrepreneurial vision and directed investments safeguard future development.

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RISK MANAGEMENT

In the Flughafen Wien Group, risk management forms an integral part of all operational and strategic business processes. Responsibility lies with the individual segment managers or subsidiary directors, who are supported by the investment management and controlling departments of Flughafen Wien AG. In order to minimise possible financial losses, we maintain insurance to cover specific damages and liability risks. In addition to our established control systems and instruments, Flughafen Wien AG has an internal audit department that evaluates business practices and organisational processes for correctness, security and efficiency on a regular basis.

NEW TENDER FOR SECURITY SERVICES

The events of 11 September led to a significant increase in security requirements for all airport processes. At the same time, the smooth integration of necessary security procedures into passenger, baggage and aircraft handling is a precondition for maintaining the competitive position of Vienna as a transfer hub. It is therefore of central importance to Vienna International Airport to urge that the new tender for security services will place key value on the integration of these services into existing airport operations.

DEFENCE OF STRONG POSITION AS EAST-WEST HUB

The hub function of Vienna International Airport is utilised primarily by our major customer, the Austrian Airlines Group. In line with a general recovery in the airline sector following the collapse after the events of 11 September, the Austrian Airlines Group has also shown stable growth. We intend to use specifically designed programmes to further market the strengths of Vienna International Airport as the leading East-West hub throughout the developing regions of Central Europe. In 2003 we spent a total of € 4.6 million to promote our hub function in these target markets. Protecting the core expertise of the Austrian Airlines Group – the specialist for Eastern Europe, with a comprehensive offering of destinations in the Near and Middle East, Far East and Australia – is therefore also in our own interest.

INVESTMENTS TO MATCH TRAFFIC DEVELOPMENT

Our expansion plans (terminal capacity, baggage handling, aprons etc.) are carried out in close coordination with the growth of our airline customers. The step-by-step expansion of the new terminal infrastructure will minimise the risk associated with this extensive investment project, and also guarantee that capacity will reflect demand. This project will be carried out in three stages according to an optimised plan that will allow a step-by-step increase in capacity to 19, 23 and finally 28 million passengers. The timing for investment decisions has also been optimised to minimise risk. For the VIE-Skylink Terminal, a determination on the capacity required in 2008 may be made at any time up to the end of 2005. In principle, we consider the growth opportunities for Vienna International Airport to be extremely positive. We expect the new EU member states will provide support for the European aviation industry because of their above-average growth rates, and we believe the Vienna International Airport will benefit greatly from this development because of its favourable location.

VIENNA – BRATISLAVA AIRPORT SYSTEM

Vienna's positioning as the key East-West hub will be strengthened over the coming years, in particular by an increase in the potential number of passengers following the accession of neighbouring countries to the EU. We are actively working to acquire a stake in Bratislava Airport, which will allow both facilities to benefit from the growth opportunities available in this region. If we make this investment, Vienna will work to develop a joint airport system with a reasonable division of duties between the two sites based on the Paris or London airports.

FINANCIAL RISKS

The solid results recorded in recent years have generated cash and cash equivalents of € 131.1 million. Furthermore, Flughafen Wien AG has no debt and is therefore able to finance projects internally and/or with capital from outside sources over the mid-term with no material weakening of earnings. The equity ratio equals 70.7%. Previous policies to utilise pure equity financing and develop a stable liquidity base provide the security to master crisis situations.

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OUTLOOK

The Austrian economic research institute WIFO predicts real growth of 1.7% for 2004 and 2.4% for 2005. We expect this recovery will have a positive effect on the development of traffic at Vienna International Airport. Important support for growth should come from the expansion of the European Union, a milestone that will also increase the potential number of passengers using our airport. The accession of our neighbouring countries to the EU and predicted rise in travel should have a positive impact on traffic growth in Vienna, particularly because of the high number of Eastern European destinations in our flight schedule. Over the coming years, we expect passenger growth to exceed the European average by 1%. If global economic conditions remain stable, our forecasts call for growth of 8% in the number of passengers, 9% in flight movements, and 7% in maximum take-off weight for the current business year.

An optimal future-oriented planning process allows us to design our long-term expansion projects in a flexible manner and match development with growth in passenger volume. If our traffic forecasts are confirmed, we will invest a total of € 280 million in the expansion of the terminal by 2008. During the current year we will spend € 12 million on planning services related to the VIE-Skylink Terminal. The largest individual projects in 2004 involve the completion of construction started in 2003. The air traffic control tower (investment volume 2004: € 19 mill.) and Office Park (investment volume 2004: € 31 mill.) will be opened in autumn of this year. These projects and the start of construction on a new railway station at Vienna International Airport by the Austrian Federal Railway Corporation will also require changes to the existing road system in the centre of the airport (investment volume 2004: € 8 mill.). The clearing of space for this new railway station will necessitate the demolition of multi-storey car parks 1 and 2 at a cost of € 10 million. In September work is scheduled to start on the new Handling Center West (investment volume 2004: € 8 mill.) and the Air Cargo Center (investment volume 2004: € 16 mill.). In order to improve capacity and as a substitute for apron positions that will be lost during construction of the VIE-Skylink Terminal, we will start to expand the northeast apron in early summer 2004 (investment volume 2004: € 30 mill.). In 2004 the installation of drainage systems in movement areas will also be continued, at a cost of € 9 million.

One of our objectives for the current year is to further level out the development of personnel expenses. In addition, we are focusing our activities on the regular evaluation and improvement of work processes together with involved employees in order to further increase productivity and customer satisfaction.

Flughafen Wien AG has set a goal to improve its competitive position over neighbouring airports such as Frankfurt, Munich, Prague, Budapest, Zurich and Milan by 15% before the year 2007 in order to increase its attractiveness for airlines and safeguard Vienna's position as a hub. Vienna currently ranks exactly at the average of these airports with respect to its tariff structure. This improvement potential will be created by above-average growth (forecast for 2004: 8%), process improvements realised together with airlines, and a general reduction in expenses. Based on the 2003 activity level, € 20 to 30 million should be passed on to airlines by 2007. The major beneficiary of this programme will be the Austrian Airlines Group, which handles over 60% of passengers at Vienna International Airport. This programme will make an important contribution to safeguarding and improving the competitive position of Vienna International Airport and, in turn, the entire eastern region of Austria. In order to coordinate activities related to this project, working groups will be established to prepare specific concepts.

SUBSEQUENT EVENTS

Negotiations conducted in 2003 with Austrian Airlines Group to safeguard the location and improve the competitive position of Vienna International Airport were concluded in February 2004.

Schwechat, 26 February 2004

The Management Board

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

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SEGMENTS OF BUSINESS IN DETAIL


MR. T. STOSS

THE AIRPORT SEGMENT Clear improvement in turnover and EBIT supported by passenger growth of 6.8%.

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KEY DATA ON THE AIRPORT SEGMENT (in € million, except employees)

	2003	2002	2001
Turnover	162.7	135.8	136.2
Capital expenditure	62.2	50.6	32.6
Depreciation	26.2	25.5	24.9
Employees	355	336	342
Allocated assets	419.1	385.0	356.7
EBIT	75.2	61.2	66.1
EBIT margin	39.0%	37.9%	40.0%

The Airport Segment covers the operation and maintenance of the terminal, aprons and all facilities involved with passenger and baggage handling. Flight operations, fire department, medical facilities, access control and winter services are also the responsibility of this business unit, as are the support of existing airlines and acquisition of new customers. Its strategic objective is to guarantee runway and terminal capacity over the medium and long-term. In summary, the Airport Segment comprises the classic range of services provided by an airport operator. This business unit generated 46.7% of turnover reported by the Flughafen Wien Group for 2003.

DEVELOPMENTS IN 2003

Although traffic to certain regions declined over the first six months of 2003 because of SARS and the war in Iraq, development for the entire year was extremely positive. This growth was supported by low-cost carriers as well as travel to Eastern Europe and long-haul traffic during the second half of the year. Introduction of the new 100% baggage reconciliation system, which will be financed through an increase to the passenger tariff in agreement with the airlines, and the settlement of costs for hold baggage screening required by the European Union contributed to the increase in turnover. In total the Airport Segment recorded turnover of € 162.7 million (+19.8%) in 2003 with 355 employees. Operating profit rose 22.9% to € 75.2 million, and the EBIT margin increased from 37.9% to 39.0%.

TRAFFIC DEVELOPMENT IN DETAIL

The year began with an increase of 15.1% in the number of passengers for January and 8.7% in February, but the impact of the war in Iraq led to a slight decline of 0.5% in March. In April and May, the outbreak of SARS pulmonary disease in Asia triggered a further drop in traffic that resulted in monthly declines of 1.1%. Results for June (+2.3%) signalled the start of an upward trend that also extended into July (+6.0%). In August Vienna International Airport handled a total of 1,307,200 passengers. This figure represented not only an increase of 8.1% over the comparable prior year period, but also a new record: for the first time Vienna International Airport handled more than 1.3 million passengers in a single month. The upward trend continued through September (+7.5%), October (+10.2%) and November (+14.2%), and culminated in a 16.4% increase for December. In total, the number of passengers rose 6.8% for the reporting year and not only exceeded the 4% forecasted before the war in Iraq but also the European average of 2.1% by a significant margin. In 2003 Vienna International Airport handled a total 12,784,504 passengers – and thereby topped the 12 million mark for the first time. Flight

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movements increased by 5.5%, maximum take-off weight (MTOW) also rose 5%, and cargo reported growth of 8.3%. The number of transfer passengers increased by 3.2% to 4,313,156, and comprised 33.9% of total passenger volume. Traffic to Eastern Europe rose 4.7% and long-haul flights recorded a plus of 1.7%. During the reporting year, 197 airlines (thereof 60 in scheduled traffic) offered scheduled flights from Vienna to a total of 268 destinations (thereof 142 in scheduled traffic).

One of the chief supports for this growth was the development of new markets by the low-cost carriers. These airlines now offer a total of 176 flights each week to 15 destinations. In addition to Air Berlin, Germanwings and Intersky, Vienna was added to the flight schedules of Duo Airways, Germania, Helvetic and Vbird during the reporting year. With short turnaround time and punctual, efficient handling, Vienna provides an ideal operating environment for their rotation schedules. Moreover, Vienna enjoys a reputation as a highly attractive incoming destination.

MARKETING ACTIVITIES

During the reporting year we not only continued the attractive incentive programme started in 2002 for long-haul flights and destinations in Eastern Europe, but also reacted quickly to the negative events of the first six months. In order to counter the impact of the SARS crisis, Flughafen Wien AG introduced an additional incentive for selected long-haul flights from June 2003 to January 2004. We are also starting a new information campaign in connection with the accession of Hungary, the Czech Republic and Slovakia to the EU in May 2004. Our goal is to develop a positive image in these neighbouring countries as well as an awareness of the special advantages and extensive flight schedule offered by Vienna International Airport.

INVESTMENTS

Major projects in the Airport Segment during the reporting year focused on the installation of facilities for hold baggage screening at a total cost of € 14.5 million, planning costs for the VIE-Skylink Terminal at € 10.9 million, the renovation of Taxiway 50 at € 9.1 million, and enlargement of the bus gates at € 6.8 million. In addition € 6.7 million was spent to acquire property, € 6.6 million for the planning and construction of an environmentally friendly runway drainage system, and € 2.9 million for new baggage conveyor equipment. (For projects that extend over several years, the figures provided represent the proportional share of capital expenditure in the reporting year.)

OUTLOOK

For the 2004 business year we forecast growth of approximately 8% in the number of passengers, 9% in flight movements, and 7% in maximum take-off weight. These figures do not reflect the potential impact of extreme events such as terrorist attacks. We expect the Austrian Airlines Group will return to its growth course and, together with low-cost carriers, support the positive development of traffic.

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Vienna International Airport is currently operating close to its capacity limits, and we will therefore implement a number of measures to expand capacity in 2004. In the handling area for non-Schengen passengers, the completion of new bus gates at the start of the year will alleviate the lack of space. In order to guarantee our minimum connecting time, we must soon enlarge the baggage centre and sorting facilities to keep pace with the rapid development of transfer traffic. In 2004 we will also start work on expansion of the north-east apron to meet the rising demand for aircraft parking positions, especially during the winter. The positions created in this area will in part replace those lost with the start of construction on the VIE-Skylink Terminal. The accession of Hungary, Slovakia and the Czech Republic to the EU is expected to provide a major impulse for the development of traffic at Vienna International Airport. In order to better utilise the opportunities created by this expansion, we intend to increase our market presence in these countries.

NUMBER OF PASSENGERS BY AIRLINE

	2003	in %
Austrian	4,220,008	33.0
Austrian Arrows	2,346,245	18.4
Lauda Leisure Line	1,124,941	8.8
Deutsche Lufthansa	773,136	6.0
Air Berlin	439,125	3.4
British Airways	334,082	2.6
Swiss Intl. Airlines	312,175	2.4
Aero Lloyd	294,663	2.3
Air France	287,600	2.2
Germanwings	239,814	1.9

CLASSIFICATION OF TURNOVER IN THE AIRPORT SEGMENT


Other 14%
Infrastructure tariff 9%
37% Landing tariff
Passenger tariff 40%

THE HANDLING SEGMENT Prior year's non-recurring effect reduces EBIT. Modest growth in turnover despite reduction in services due to lower demand.

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KEY DATA ON THE HANDLING SEGMENT (in € million, except employees)

	2003	**2002**	**2001**
Turnover	106.0	105.3	111.0
Capital expenditure	5.7	4.2	10.2
Depreciation	5.3	5.0	4.5
Employees	1,511	1,340	1,340
Allocated assets	28.3	28.9	27.7
EBIT	15.9	22.5	21.8
EBIT margin	13.1%	20.1%	18.7%

The Handling Segment comprises a wide range of services for scheduled, charter and general aviation flights. These services include the loading and unloading of aircraft, transportation of passengers and crews, catering transport, cabin cleaning, towing and de-icing of aircraft, preparation of flight documents including security and management services, cargo handling and trucking, management of the import warehouse as well as private aircraft handling, fuelling and parking of general aviation aircraft. General aviation services are provided by Vienna Aircraft Handling GmbH, a subsidiary allocated to this segment.

The Handling Segment regards itself as a professional and profit-oriented supplier of ground and cargo handling services at Vienna International Airport. Qualified personnel, optimised workflows, flexible products and tariffs, and innovative technical solutions guarantee high quality and transfer times that are among the shortest in Europe.

DEVELOPMENTS IN 2003

The Handling Segment was able to stabilise its market share at 91.2% in this liberalised market, which also includes the competing VAS Bodenverkehrsdienste GmbH. The difficult operating environment for airlines presented this business unit with a number of major challenges in 2003: the negative impact of SARS and the war in Iraq slowed the development of traffic and airlines increased demands for shorter ground times, streamlined service packages, increased peak hours and price reductions. In spite of these problematical conditions, the Handling Segment was able to extend its contracts with KLM, DUO, Asiana, SAS, DAT and the integrator airlines TNT and UPS. New customers include Germania, Qatar, Niki, Donbass Eastern Ukraine and Bulgaria Air.

The development of business in 2003 was shaped by the strong growth of low-cost carriers, which currently represent roughly 5% of total handling volume. Competitive products based on reduced service packages and short turnaround times also convinced Air Berlin, Germanwings, Germania and British Airways Citiexpress to use VAH handling services.

The strong trend towards reduced service packages that came with the entry of low-cost carriers held ramp handling revenues at the prior year level despite a 3.3% rise in volume. Turnover from aircraft de-icing and cargo trucking also increased. Segment turnover rose by 0.6% to € 106.0 million, which represents 30.4% of the total turnover recorded by the Flughafen Wien Group. At year-end 2003 this business unit had 1,511 employees (2002: 1,340).

The first three months of 2003 were characterised by strong growth, also in the Austrian Airlines Group, but the second quarter showed up to two-digit declines as a result of SARS and the war in Iraq. During the third quarter low-cost carriers offset the negative results from prior months, and in the last quarter the Austrian Airlines Group stabilised near the prior year level while the rest of the market reported up to two-digit growth rates. In year-on-year comparison the distribution of flight movements in 2003 was unusual: the strongest month was October with 16,046 flight movements and the peak day was 6 December.

During the reporting year the Handling Segment cleared 179,694 flight movements (+3.3%) for scheduled and charter traffic, plus an additional 19,542 movements (+0.2%) in the general aviation area. Furthermore, a total of 351,400 tonnes (baggage in & out including transfers, mail, cargo and trucking) and 11.7 million pieces of baggage (+3.5%) were handled.

With a total volume of 173,296 tonnes, the cargo sector recorded growth of 8.3%. Air cargo reported an increase of 1.8%. A partial shift of trucking volume for southeast Europe to Vienna by Lufthansa in cooperation with the Austrian Airlines Group supported above-average growth of 24.2% in the trucking sector.

Vienna Aircraft Handling GmbH (VAH), which provides handling services for general aviation, can look back on a successful year in 2003. The number of flight movements rose 0.2% to a total of 19,542. Extensive efforts in the private aircraft area for the handling of business aviation flights and provision of brokerage services led to growth of 20.0% in related turnover compared to the prior year. In the general aviation area, revenues from aircraft fuelling rose 32.0%.

During the reporting year, a 100% baggage reconciliation system (BRS) was introduced to provide for the electronic tracking and matching of baggage. This investment will be financed internally through the passenger tariff. The installation of this system necessitated the hiring and training of approximately 100 new employees in several stages by the end of 2003. Excluding the non-recurring impact from the reversal of € 9.3 million in provisions for pensions in the prior year, personnel expenses rose by € 14.0 million in 2003; the inclusion of this effect yields an increase of € 4.7 million.

The Handling Segment reported EBIT of € 15.9 million for 2003 and an EBIT margin of 13.1%. A comparison with the 2002 value of € 22.5 million has only limited analytical value because of the above-mentioned non-recurring effect in the previous year.

INVESTMENTS

Capital expenditure of € 5.7 million was directed toward the purchase of aircraft tow trucks, catering trucks and passenger buses as replacement investments for the motor pool and equipment. In addition, investments were made for the baggage reconciliation system.

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OUTLOOK

Our forecasts call for significant growth in the 2004 business year: the Austrian Airlines Group has announced the expansion of long-haul routes, low-cost carriers are expected to stabilise at a high level, and new airlines from the Arabic region such as Qatar and Emirates will add new momentum.

In the apron handling sector, we expect an increase of roughly 8% in movements and stabilisation of our market share near 90%. Strong pressure on costs due to the competitive situation will reinforce the demands of airlines for a reduction in service packages and prices. We intend to counter this challenge with a variable product offering and flexible prices, the optimisation of processes in this segment and throughout the entire company, and strict cost control.

In the cargo area we expect a continuation of the positive trend in the trucking sector, significant growth in the volume of air freight, and a substantial increase in capacity by our home carrier.

The Handling Segment remains an important success factor for Vienna International Airport with its internationally recognised know-how, competitive prices and product offering that is designed to meet demand, above all in transfers.

CLASSIFICATION OF TURNOVER IN THE HANDLING SEGMENT


4% General Aviation (VAH)
Traffic handling 8%
Cargo management 16%
72% Apron handling

NON-AVIATION Higher revenues from rental, gastronomy and security services, slight decline in shop turnover.

KEY DATA ON THE NON-AVIATION SEGMENT (in € million, except employees)

	2003	2002	2001
Turnover	79.4	75.3	72.7
Capital expenditure	47.1	24.6	18.3
Depreciation	14.2	12.0	11.5
Employees	906	803	805
Allocated assets	170.4	134.5	120.1
EBIT	25.6	33.1	31.2
EBIT margin	20.0%	26.7%	25.8%

The Non-Aviation Segment includes various services related to airport operations such as shopping, gastronomy, car parks, VIP Centre and lounges, advertising space, security services, development and marketing of real estate, traffic connections, technical services, construction management, and consulting services. The nearly 200 companies located at the airport receive services such as telecommunications, data processing, energy and waste disposal from this business unit. The Non-Aviation Segment generated 22.8% of Group turnover for the reporting year (2002: 23.6%).

DEVELOPMENTS IN 2003

Turnover in the Non-Aviation Segment is not directly related to the volume of traffic at the airport. Prices for electricity and telecommunications, the amount of space available for rent and occupancy rates, the index development of rental prices, and purchasing power play a more important role.

Turnover in the Non-Aviation Segment increased 5.4% to € 79.4 million. The number of employees rose from 803 to 906 due to the expansion of security services with the introduction of hold baggage screening and increased planning activities for investments. Earnings before interest and taxes (EBIT) fell from € 33.1 million in 2002 to € 25.6 million for the reporting year. This decline was in part due to the positive non-recurring effect from the reversal of provisions for pensions in the previous year, which had an impact of € 4.9 million on this business unit. The EBIT margin equalled 20.0% (2002: 26.7%).

The demand for security services, which are provided by Vienna International Airport Security Services Ges.m.b.H (VIAS), increased because of the SARS crisis and the war in Iraq. VIAS is responsible for the control of persons and hand luggage at Vienna International Airport on behalf of the Austrian Federal Ministry for the Interior. The demand for baggage screening security services also increased with the introduction of large hold baggage screening. In total, this segment realised an increase of 10.7% in turnover.

Revenues from shop turnover failed to match the positive development in traffic. This decline resulted in part from construction in the terminal area. It was also due to generally reserved shopping behaviour by low-cost airline passengers, which generated a substantial part of the growth in passenger volume during 2003. Shop turnover declined by a total of 2.1%. In contrast, the Travel Value Shops recorded growth of 24.9%. These stores have finally established a firm position with Schengen passengers as successors to the duty-free shops.

Although available space declined by 11.6%, the 16 gastronomy facilities were able to record 10.5% higher sales. This growth in turnover offset the reduction in space, and revenues from gastronomy rentals showed a net increase of 0.5%.

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Revenues from the rental of advertising space rose 7.7%, primarily as the result of added promotional activities by well-known international companies.

Parking revenues increased 7.9%, mainly due to growth in the number of passengers.

A number of projects were concluded in the real estate sector during the reporting year. In the Cargo North area, an office and warehouse building was completed and turned over to Emery Worldwide (now Menlo) at the end of the year. Directly next to the Menlo building work started on a facility for Fedex International, which will relocate its Austrian headquarters to Vienna International Airport in early 2004. In addition, a customs building was also erected in the Cargo North area.

In 2003 construction also started on two major real estate projects: the Office Park with approximately 26,000 m^2 of usable space and the new tower. The Office Park represents the first undertaking by Vienna International Airport in this market segment as a provider of space that is not necessarily related to the aviation business. In connection with the construction of these two buildings, major renovation work also started on the airport roadway system and an underground walkway that will connect the terminal, railway station, multi-storey car park 4, the Office Park and parking lot C.

Planning for the development of capacity and expansion in the cargo area west of the terminal (Cargo Centre) was completed in 2003. A general planner was selected for these facilities in autumn of the reporting year, and work is scheduled to start in 2004.

INVESTMENTS

Major projects in the Non-Aviation Segment included planning for and construction of the Office Park at € 17.6 million as well as the new air traffic control tower at € 6.7 million. A total of € 1.5 million was invested to optimise the roadway system, and € 2.6 million was spent on projects in the Cargo North area.

OUTLOOK

Construction on the Office Park will be completed in autumn 2004, and the marketing of this space will represent a focal point of activities for the current year. Rental revenues are also expected to increase following the rental of a building to Menlo forwarding agents in fall 2003 and completion of a building for Fedex during the first half of 2004. Both companies have selected locations in the Cargo North development area. Our efforts to market the remaining space will continue in 2004.

The construction of the air traffic control tower and related office and technical facilities will be concluded in autumn 2004. Preparatory work by the tenant, Austro Control, for the start-up of operations will take roughly six more months and the final transfer of the air traffic control tower is scheduled for spring 2005.

Business in the shop and gastronomy areas is expected to reflect the development in the number of passengers.

The first full-year of operations for the 100% hold baggage screening system and rising demand are forecasted to support an increase in revenues from security services during 2004.

The Republic of Austria, as the principal party responsible for the control of persons and hand luggage that are carried out by our subsidiary Vienna International Airport Security services Ges.m.b.H., has issued a new tender for the control of persons and large baggage. We will of course participate in this bidding process.

SHOPPING

	2003	**2002**	**2001**
Selling space (in m²)	6,261	5,939	6,086
Shop turnover (in € million)	78.1	79.6	76.6
Income (in € million)	12.0	12.2	11.0

GASTRONOMY

	2003	**2002**	**2001**
Selling space (in m²)	3,248	4,331	3,887
Shop turnover (in € million)	17.6	15.9	15.5
Income (in € million)	2.4	2.4	2.3

CLASSIFICATION OF TURNOVER IN THE NON-AVIATION SEGMENT


Other including VIE Espana, Malta 3%
Security services (VIAS) 23%
20% Parking
Telecommunication and IT 5%
18% Shopping/Gastronomy
Energy and waste disposal 10%
21% Other rentals

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SUSTAINABILITY
Herr
Berkmann

Economically successful – ecologically focused

ECONOMY Long-term growth is important for all the men and women who live and work in this region, but development is only possible if equal value is placed on public welfare, ecology and economy. These three pillars of sustainability became a guiding principle for Vienna International Airport long before the start of the mediation process.

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VIENNA AIRPORT – KEY DRIVER FOR THE LOCAL ECONOMY

Roughly 13,000 people work in over 200 companies at the airport site, and generate more than € 1 billion in value-added. This development potential is unequalled by any other location in Austria, and highlights the airport's economic importance.

Every increase in the number of passengers creates new jobs. Forecasts indicate that Vienna International Airport could provide work for 21,500 men and women by 2015. Moreover, every job at the airport creates one additional job in the Austrian economy and every euro of valued-added at the airport adds € 0.9 to the Austrian economy (Source: Institute of Industrial Science, Study "Wirtschaftsfaktor Flughafen").

The economic importance of Vienna International Airport is, however, more than jobs and value-added. As suppliers of transportation infrastructure, airports provide the necessary basis for business development and successful internationalisation. Many companies depend on worldwide air connections to maintain their competitive advantage. In Austria this is true for roughly 1,200 companies with a total of 600,000 employees and an extensive network of sub-contractors (source: Austrian Research Center at Seibersdorf).

In 2003 our role as an infrastructure provider took on an entirely new dimension. Together with the Austrian Federal Railway Corporation, we completed the City Airport Train project (CAT). This underscores the role of Vienna International Airport as an economic driver, and also provides an essential contribution to the dynamics of the entire region.

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Well-planned investments in our real estate portfolio as well as continuous technical innovation and improvements in the quality of our infrastructure are designed to strengthen the competitive position and safeguard the long-term development of Vienna International Airport. In addition to the protection of our market position, projects are also monitored according to clearly formulated profitability and efficiency improvement goals.

CUSS

The abbreviation CUSS stands for Common User Self-Service terminal, and signifies an end to queuing during peak periods. In contrast to similar terminals now in operation at many major airports, CUSS allows passengers with baggage to complete their check-in at the same terminal independent of the carrier. This innovation was developed by Vienna International Airport together with Austrian and the German Lufthansa, and represents a revolution in passenger handling.

VPN

The "Airport Handy" in operation at Vienna since 1995 was replaced this year by the Virtual Private Network (VPN), which was developed in a joint venture together with A1 mobilkom. Calls within the VPN network (mobile communications and fixed line with 610 access lines) are free-of-charge not only at our airport, but also throughout the whole of Austria. Individual user authorisation for cost control functions and flexible release over the Internet are only two advantages of this new technology. Vienna International Airport acts as the local service provider and also programmes, maintains, and markets this new technology to our partners on-site.

MAJOR CONSTRUCTION PROJECTS AND PLANS

In November 2003 the renovation of the apron and installation of a drainage system near Rollway 50 were completed on schedule. This project also included the replacement of 50,000 m^2 of movement areas, and was realised in two stages so as to minimise interference with flight operations to a large extent. Two major projects were also started during the reporting year. During the first half of 2003 construction began on the Vienna International Airport Office Park, which will include 26,000 m^2 of office space plus conference and training facilities as well as 250 parking spaces on 11 storeys and two basement floors, with completion scheduled for autumn 2004. In close cooperation with Austro Control GmbH, work started on the new 109-metre high air traffic control tower in autumn 2003, and completion is planned for year-end 2004. We also constructed a building with 2,000 m^2 of office and warehouse space for Menlo during the reporting year. After completion of the FedEx headquarters started in autumn 2003, there will be no new projects carried out for the time being as part of the Cargo North centre.

CITY AIRPORT TRAIN

Rapid connections to public transportation are an essential quality feature for every airport. With the start of the City Airport Train (CAT) on 14 December 2003 between the "Wien Mitte" railway station and Vienna International Airport, we were able to introduce a major improvement in traffic connections to the Inner City of Vienna together with the Austrian Federal Railway Corporation. Specially adapted trains, baggage check-in at the "Wien Mitte" station (available 24 hours before takeoff) and travelling time only of 16 minutes make this fourth air-rail link in the world a convenient way to reach our airport from the city centre.

NEW BUS GATES

Steady growth in the number of passengers over recent years has pushed the terminal to the limits of its capacity. We are therefore constructing seven new bus gates between the existing transit area and Pier East, and these facilities are due to open during the first half of 2004. In addition, we are planning to enlarge the existing terminal building as part of the VIE-Skylink project. Since this expansion can take place in stages to match demand, a detailled step-by-step plan was prepared.

CARGO EXPANSION

VIE's cargo facilities will also require more space in the future. A European competition for the planning of the air cargo and handling centres was won by the Viennese architect Treusch. The first stage of construction will be completed by 2005, and will include 12,000 m^2 of space for cargo and handling as well as a freight forwarding agent building (3,000 m^2 of warehouse space and 8,500 m^2 of office space).

The positive traffic development of traffic in 2003 confirms forecasts from several years ago: the construction of a third runway will still be necessary over the long-term. As part of the mediation process, related issues have been the subject of intensive discussions since mid-2003.

MEDIATION PROCESS AT VIENNA INTERNATIONAL AIRPORT

Action catalogue as milestone

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The mediation process at Vienna International Airport entered its third year in 2003. After the foundation was laid in 2001 and 2002 for a mutual understanding of the 50 parties involved, we were able to celebrate a first success on 28 May 2003 with the signing of a partial contract for current actions. The primary goal of the measures set forth in this contract is to improve the present situation by reducing the number of people affected by aircraft noise and providing relief for the most heavily affected communities. These steps will cut noise levels for the more than 50,000 residents who live in the region surrounding Vienna International Airport.

An entire catalogue of measures will support the realisation of these goals: takeoff routes will be redesigned during the first half of 2004, visual approach routes will be standardised, corridors will be narrowed further, and noise-reducing approach procedures will be used more frequently. In order to formalise a basis of trust for future cooperation in the mediation process, an evaluation group was formed to serve as "guardian of the contract". This committee will objectively evaluate the success of measures based on actual results, monitor compliance with the contract, and suggest and supervise necessary changes.

After completion of the partial contract, the parties in the mediation process turned their attention to detailed discussions and negotiations on a third runway and related demands. The dialogue covers topics such as the creation of an environmental fund, regulations for night flights, and technical measures for noise protection. The primary goal for this stage of the process is to achieve a wide-ranging balance of interests and complete the mediation contract.

In connection with the positioning of a third runway, an important decision for the future development of the mediation process was reached on 4 October 2003. An in-depth analysis will be prepared for Runway 11/29 at a distance of 2,500 m from the existing airstrip, and this position will be optimised by process participants. For the other alternatives, a general estimate of the impact will be prepared.

ENVIRONMENTAL STATEMENT We acknowledge our responsibility for the protection of the environment.

The monitoring of environmental data and implementation of necessary measures form the focal point of our activities in this area. For Vienna International Airport, the key environmental issues are noise and pollution levels, the supply of goods and disposal of waste, and the efficient use of energy.

NOISE ZONES AND THE MEDIATION PROCESS

In 2003 our environmental activities were again strongly determined by issues arising from the mediation process. A milestone was set with the signing of the partial contract for current actions to improve the present situation. With the help of noise maps, we were able to illustrate the positive impact of the new standard instrument departure routes developed by Austro Control GmbH as well as changes in the distribution of flight movements.

QUIETER FLYOVERS

The proportion of quieter Chapter 3 aircraft rose to 99.7% in 2003 (2002: 97.6%). Following the implementation of EU guideline 92/14, only Chapter 3 aircraft may take-off and land in Vienna. All louder aircraft must apply for exemptions. The average maximum noise level during take-off also declined, a development that is closely related to the increasing use of quieter engines.

RUNWAY UTILISATION

The percentage of flight movements during night hours continued to decline. In 2003 only 5.6% (2002: 5.8%) of all flight movements occurred between 10 pm and 6 am. This is the lowest rate in the last ten years. The absolute number of average flight movements per night rose by one over the prior year to 30.2 for 2003 because of the increase in passenger volume.

In spite of numerous days with south-easterly winds during the last four months of 2003, the number of approaches over Vienna declined by nearly 6%. Runway 34 remains the most frequently used approach route. With 78.3% of all flights, Runway 29 is still the primary route for take-offs. Construction during night hours limited the use of Runway 11/29 during the summer and, in contrast to normal procedures, Runway 16/34 was also used for night-time landings.

CHANGE IN SUBSIDY FOR SOUNDPROOF WINDOWS

In 2003 we provided € 295,000 of subsidies for the installation of soundproof windows. Since the start of this project, we have made a total of € 2.1 million available. The partial contract for current actions that was concluded as part of the mediation process expanded the group of eligible persons, above all in communities that had benefited little or not at all from these measures in the past.

Other expenditures for environmental protection totalled € 550,000 in 2003 (2002: € 450,000).

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FANOMOS AND MOBILE MEASUREMENTS

Our Flight Track and Noise Monitoring System (FANOMOS) measures flight noise and, together with radar data, records statistics on the flight path, speed and altitude of aircraft. In addition to data recorded by stationary measurement stations, 15 mobile measurements were carried out in 2003. These analyses were used primarily to identify suitable sites for new noise measurement stations or the relocation of existing equipment. The measurement stations in Schwechat and Klein-Neusiedl were relocated, and a new fixed measurement station was installed in Karlsdorf. The number of deviations from normal take-off routes remained almost identical to the previous year, totalling 181 or 0.1% of all flight movements.

INQUIRIES AND COMPLAINTS

In addition to our toll-free telephone number and together with Austro Control GmbH and the City of Vienna, we again set up a summer hotline for callers from Vienna. A total of 1,066 calls were registered, which represents a 12.6% decline from the 2002 level. 62% of the calls came from Vienna and 38% from Lower Austria. The "sky over Vienna" hotline received 46% of all calls included in the statistics.

ADDITIONAL INFORMATION

"The Environment and Aviation", a brochure prepared by Austrian aviation companies, provides general information on this subject. Further details on Vienna International Airport and environmental data for 2003 can be found in our "Umwelt Aktuell" report. You can order both publications under www.vie-umwelt.at or by calling +43/910-223340.

DEVIATIONS

	2003	2002	2001
Flight movements	197,089	186,782	185,425
Deviations on take-off	157	181	165
Deviations on landing	0	0	0
Total deviations in %	0.1	0.1	0.1

NOISE COMPLAINTS

	2003	2002	2001
Total	1,066	1,220	1,366
Vienna	661	734	743
Lower Austria	405	486	623

EMPLOYEES Each of our 2,918 employees made a significant contribution to strengthening our excellent reputation as an innovative, customer-oriented and safe airport in 2003.

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As one of the largest companies in Austria, Vienna International Airport wants to be an attractive employer for all the men and women who work here. The achievement of this permanent goal will also be supported by our personnel development programmes, attractive compensation systems, and excellent employee benefits.

PERSONNEL DEVELOPMENT

During the reporting year we invested € 690,000 (2002: € 609,000) in training programmes for our employees. A total of 217 employees took part in 54 courses, which included the optimisation of inter-company teambuilding, the improvement of customer orientation, intercultural management skills, rhetoric, and conflict management. The demand for language training focused on English.

Nearly 60 managers are taking part in an advanced training programme that was designed especially for Vienna International Airport. The courses in 2003 and 2004 cover management skills, strategy, controlling, and industrial relations law. Flughafen Wien AG supported six employees in a Master of Business Administration (MBA) programme, and one participant graduated during the year. The other five participants will continue their studies in 2004.

Our seven commercial clerks and 20 technical apprentices attended classes on personality development and business as well as an event to back drug prevention. Successful results were reported by our exchange programme with Malta Airport, which involved five employees. In addition six apprentices took part in a special exchange programme with Munich Airport, where they were integrated into daily work flows for a period of three weeks.

REMUNERATION SYSTEMS

The remuneration system for the members of the Management Board and first level of management distinguishes between fixed and performance-based components. There are no plans to introduce stock option plans for management. Exceptional performance and the realisation of targeted goals are rewarded in the form of bonuses.

EMPLOYEE FOUNDATION

The employees of Flughafen Wien AG have been able to participate directly in dividends paid by the Company through a private foundation since 2000. Flughafen Wien AG transferred 10% of stock purchased as part of a share buyback programme to this independent fund. In 2003, a total of € 4.2 million was distributed to employees for the 2002 Business Year. This payout corresponds to 86.3% of the monthly average salary per employee. Distributions to employees are based on annual gross salaries. The administration of the employee foundation is completely independent of Flughafen Wien AG and includes a managing board, supervisory board, and auditor.

WORK SAFETY AND HEALTH

In order to reduce the number of accidents and related loss of workdays, we utilised our proven analysis system and also introduced a company-wide safety campaign to increase awareness and prevention. The focal points of this campaign were placed on maintaining celan aprons to prevent damage to aircraft, work procedures, and special issues related to operations in the apron areas during autumn and winter. Our offering of health benefits was very well received by employees: 520 took advantage of the health day, free medical checks and influenza vaccination.

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OTHER SERVICES

Vienna International Airport operates a kindergarten, which is open from Monday to Friday from 5.30 am to 8 pm. It gives mothers in shift jobs the opportunity to combine a career and children. Free transportation to Vienna and the surrounding towns demonstrates our responsibility for employees living in this region. The Company subsidised group accident and family health insurance for employees with a contribution of € 130,300 in 2003. The Employees Sport and Cultural Association has 1,126 members from all areas of the Company. A total of 611 employees took part in the 12 trips to Rome organised by our Works Council.

CONTINUOUS IMPROVEMENT

Our employees make an active contribution to daily operations with their customer-oriented recommendations for optimisation, know-how gained through exchanges with other airports, and analyses of quality and process monitoring data. Seventy separate recommendations were made as part of our employee suggestion programme during the reporting year.

Opportunities for improvement were also identified through our redesigned employee survey and feedback conversations. Discussions were held with 68% of our workforce, and 72% of these employees were satisfied with the results. Since the first survey was held five years ago, results have improved continuously and today reflect a generally high level. The largest increase over the prior year was reported in the answer to the question: "I believe goals are an effective management instrument": + 5% (from 78% to 83%).

EMPLOYEES

	2003	2002	2001
Number of Employees	2,918	2,612	2,626
Workers	2,005	1,810	1,820
Staff	887	774	777
Apprentices	27	28	29
Traffic units per employee[1)]	5,568	5,572	5,400
Average age[1)]	38.6 years	38.8 years	38.2 years
Length of service[1)]	10.3 years	10.6 years	11 years
Percentage of women[1)]	13.6%	14.2%	14%
Training expenses[1)]	€ 690,000	€ 609,000	€ 800,000
Accidents[1)]	153	147	137

[1)] Based on employees of Flughafen Wien AG

EMPLOYEES BY SEGMENT

Airport	355
Handling	1,511
Non-Aviation	906
Administration	146

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виолета
катерина

CONSOLIDATED BALANCE SHEET

as at 31.12.2003
Flughafen Wien AG

File No.
82-3907

in T€	Note	31.12.2003	31.12.2002
ASSETS			
INTANGIBLE ASSETS	(10)	6,157.0	4,118.5
PROPERTY, PLANT AND EQUIPMENT	(11)	578,063.8	510,901.6
ASSOCIATES – AT EQUITY	(12)	31,557.6	33,738.6
OTHER FINANCIAL ASSETS	(13)	36,004.9	33,277.7
NON-CURRENT RECEIVABLES	(14)	307.1	181.3
DEFERRED TAX ASSETS	(15)	11,543.1	16,799.4
NON-CURRENT ASSETS		663,633.5	599,017.1
INVENTORIES	(16)	2,066.6	2,188.6
CURRENT RECEIVABLES AND OTHER CURRENT ASSETS	(17)	38,423.0	38,974.6
CASH AND CASH EQUIVALENTS	(18)	131,128.8	139,156.7
CURRENT ASSETS		171,618.4	180,319.9
ASSETS		**835,251.9**	**779,337.1**
EQUITY AND LIABILITIES			
SHARE CAPITAL	(19)	152,670.0	152,670.0
SHARE PREMIUM	(20)	117,657.3	117,657.3
RETAINED EARNINGS AND RESERVES	(21)	319,821.2	289,581.8
EQUITY		590,148.5	559,909.1
MINORITY INTEREST		287.4	135.5
NON-CURRENT PROVISIONS	(22)	95,330.4	93,011.2
OTHER NON-CURRENT LIABILITIES	(23)	9,976.7	10,169.0
NON-CURRENT LIABILITIES		105,307.1	103,180.2
CURRENT PROVISIONS	(24)	79,886.7	69,172.3
CURRENT FINANCIAL LIABILITIES	(25)	3.9	3,049.8
TRADE PAYABLES	(26)	37,778.1	23,264.7
OTHER CURRENT LIABILITIES	(27)	21,840.2	20,625.4
CURRENT LIABILITIES		139,508.9	116,112.3
EQUITY AND LIABILITIES		**835,251.9**	**779,337.1**

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2003
Flughafen Wien AG

File No. 82-3907

in T€	2003	2002
PROFIT BEFORE TAX	106,585.6	105,589.2
+ DEPRECIATION / - WRITE-UPS OF FIXED AND FINANCIAL ASSETS	45,697.6	44,482.3
+ LOSS / - GAIN ON THE DISPOSAL OF FIXED AND FINANCIAL ASSETS	-53.5	-901.1
- REVERSAL OF INVESTMENT SUBSIDIES FROM PUBLIC FUNDS	-1,384.9	-1,424.3
- INCREASE / + DECREASE IN INVENTORIES	122.0	136.7
- INCREASE / + DECREASE IN RECEIVABLES	425.8	3,370.3
+ INCREASE / - DECREASE IN PROVISIONS	1,888.5	-21,050.9
+ INCREASE / - DECREASE IN LIABILITIES	15,107.8	9,217.9
NET CASH FLOWS FROM ORDINARY OPERATING ACTIVITIES	168,389.0	139,420.1
- INCOME TAXES PAID	-18,020.0	-18,495.1
NET CASH FLOWS FROM OPERATING ACTIVITIES	**150,369.0**	**120,924.9**
+ PAYMENTS RECEIVED ON THE DISPOSAL OF FIXED ASSETS (EXCL. FINANCIAL ASSETS)	89.4	114.3
+ PAYMENTS RECEIVED ON THE DISPOSAL OF FINANCIAL ASSETS	1,412.6	1,188.4
- PAYMENTS MADE FOR INVESTMENTS IN FIXED ASSETS (EXCL. FINANCIAL ASSETS)	-115,214.8	-79,643.0
- PAYMENTS MADE FOR INVESTMENTS IN FINANCIAL ASSETS	-1,595.8	-34,272.1
CASH FLOW FROM CHANGES IN THE CONSOLIDATION RANGE	0.0	-18.4
+ CASH FLOW FROM NON-REPAYABLE SUBSIDIES	1,812.9	1,735.0
NET CASH FLOWS FROM INVESTING ACTIVITIES	**-113,495.7**	**-110,895.7**
- DIVIDEND	-42,000.0	-39,900.0
+ CASH INFLOWS / - CASH OUTFLOWS MINORITY SHAREHOLDERS	-30.0	-63.7
- REPAYMENT OF BORROWINGS	-3,045.9	-1,224.8
NET CASH FLOWS FROM FINANCING ACTIVITIES	**-45,075.9**	**-41,188.5**
CHANGE IN CASH AND CASH EQUIVALENTS	-8,202.7	-31,159.3
CHANGE IN REVALUATION RESERVE FOR SECURITIES	177.5	-2,109.1
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH HELD	-2.8	55.0
+ CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	139,156.7	172,370.1
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**131,128.8**	**139,156.7**
THEREOF CURRENT SECURITIES	112,226.2	111,120.3
THEREOF UNREALISED GAINS (+) / LOSSES (-)	-4,821.6	-4,999.1
INTEREST EXPENSE FOR OPERATING ACTIVITIES	45.4	49.9
INTEREST INCOME FROM OPERATING ACTIVITIES	7,463.6	8,856.6
DIVIDENDS RECEIVED	465.9	50.8

For additional information see Note (28)

CONSOLIDATED STATEMENT OF CAPITAL AND RESERVES

Flughafen Wien AG

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in T€	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	REVALUATION RESERVE	RETAINED EARNINGS AND OTHER RESERVES	TOTAL
	RESERVES				
BALANCE ON 31.12.2001	152,670.0	117,657.3	-3,009.6	265,100.8	532,418.6
CURRENCY TRANSLATION ADJUSTMENTS				55.0	55.0
REVALUATION OF SECURITIES			-3,298.3		-3,298.3
EMPLOYEE FUND				342.4	342.4
GAINS AND LOSSES NOT REFLECTED IN THE INCOME STATEMENT	0.0	0.0	-3,298.3	397.4	-2,900.8
PROFIT FOR THE YEAR 2002				70,291.4	70,291.4
DIVIDEND PAYMENT FOR 2001				-39,900.0	-39,900.0
BALANCE ON 31.12.2002	152,670.0	117,657.3	-6,307.9	295,889.6	559,909.1
CURRENCY TRANSLATION ADJUSTMENTS				-622.4	-622.4
REVALUATION OF SECURITIES			765.7		765.7
EMPLOYEE FUND				1,254.6	1,254.6
GAINS AND LOSSES NOT REFLECTED IN THE INCOME STATEMENT	0.0	0.0	765.7	632.2	1,397.9
PROFIT FOR THE YEAR 2003				70,841.5	70,841.5
DIVIDEND PAYMENT FOR 2002				-42,000.0	-42,000.0
BALANCE ON 31.12.2003	**152,670.0**	**117,657.3**	**-5,542.1**	**325,363.3**	**590,148.5**

For additional information see Notes (19) to (21)

GENERAL INFORMATION

REPORTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The consolidated financial statements of Flughafen Wien AG for the 2003 Business Year were prepared in accordance with the principles set forth in International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These financial statements reflect the International Financial Reporting Standards (IFRS) in effect for the 2003 Business Year.

In keeping with § 245a of the Austrian Commercial Code, these financial statements fulfil legal requirements for the exemption from the obligation to prepare consolidated financial statements under Austrian law. Therefore, financial statements were not prepared in accordance with the Austrian Commercial Code.

REPORTING IN EURO

In order to provide a better overview, amounts are generally shown in thousand euros (T€). These rounded figures also include exact amounts that are not shown, and rounding differences can therefore occur. This also applies to other information such as the number of employees, traffic data etc.

INFORMATION ON THE COMPANY

Flughafen Wien AG is active in the construction and operation of civil airports and related facilities. As a civil airport operator, the Company manages Vienna International Airport and the Vöslau-Kottingbrunn Airport. The headquarters of the Company are located in Schwechat, Austria.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with the historical cost convention. The income statement was prepared in keeping with the Austrian method under which "total costs" are shown. The financial statements of companies included in the consolidation are prepared in accordance with uniform Group accounting and valuation principles.

CONSOLIDATION RANGE

The companies included in the consolidated financial statements and the methods used for consolidation are shown in an appendix to the Notes. Six subsidiaries and one associated company were not included in the consolidated financial statements because their economic significance and influence on the asset, financial and earnings position of the Group is immaterial. The combined sales of these unconsolidated companies equalled 0.6% of Group sales in 2003.

CHANGES IN THE CONSOLIDATION RANGE DURING 2003

Initial consolidation	As of	Type of consolidation	Explanation
Vienna Airport Infrastruktur Maintenance GmbH	21.11.2003	Full consolidation	Founded in 2003

Vienna Airport Infrastruktur Maintenance GmbH was founded on 21 November 2003. The company is active primarily in the manufacture and maintenance of electrical infrastructure facilities at Vienna International Airport and started operations on 1 January 2004.

Deconsolidation	As of	Type of consolidation	Explanation
Vienna Airport Business Park Immobilienentwicklungsgesellschaft m.b.H.	1.1.2003	Full consolidation	Merger

Vienna Airport Business Park Immobilienentwicklungsgesellschaft m.b.H., a subsidiary that was consolidated in the prior year, was merged retroactively as of 1 January 2003 into Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H., which is also a fully consolidated subsidiary.

EFFECTS OF CHANGES IN THE CONSOLIDATION RANGE

The changes made to the consolidation range in 2003 have no major impact on the asset, financial or earnings position of Flughafen Wien AG. Additions to or deletions from the consolidation range did not cause any changes in turnover.

CONSOLIDATION PRINCIPLES

The financial statements of companies included in the consolidation were prepared as of the same date used for the consolidated financial statements with the exception of the Maltese subsidiaries (VIE Malta Ltd. subsidiary group), which have a balance sheet date of 31 March. The annual financial statements of all major companies were audited and verified by certified public accountants. The subsidiary group financial statements as of 31 December 2003 of VIE Malta Ltd. were subject to review by a certified public accountant.

The book value method is used to eliminate the investment and equity. Under this method, the acquisition price of an investment is compared with the relevant shareholders' equity at the point of founding or purchase. Any positive differences are recorded as goodwill and amortised on a straight-line basis over their useful life.

For associates and joint ventures, the proportional share of profit or loss is added to or subtracted from the value of the investment (equity method).

For the consolidation of liabilities, receivables and loans granted are offset with corresponding liabilities and provisions.

All expenses and revenue arising from the provision of goods or services between member companies of the Group are eliminated. Any material interim profits arising from the transfer of assets between Group companies are eliminated with an appropriate charge or credit to the income statement.

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Monetary items in foreign currencies are translated at the exchange rate in effect on the balance sheet date.

The financial statements of companies located outside the euro zone are translated in accordance with the modified current rate method. Under this method the component items of equity are translated at historical rates, all other balance sheet items at the rate in effect on the balance sheet date, and income and expenses at the average exchange rate for the year.

The exchange rates used to translate data from the Maltese subsidiary developed as follows during the reporting year:

		Balance sheet date		Average for the year
	31.12.2003	31.12.2002	2003	2002
100 MTL	233	241	236	242

TANGIBLE AND INTANGIBLE ASSETS

Tangible and intangible assets are valued at purchase or production price less ordinary straight-line depreciation or amortization. Ordinary depreciation and amortization is based on the following useful lives:

	Years
- Operational buildings	33.3
- Other buildings	5 – 50
- Facilities	10 – 20
- Technical equipment and machinery	5 – 20
- Other equipment, furniture, fixtures and office equipment	4 – 15
- Concessions and rights	4 – 10

Low-value assets (assets with a purchase price up to € 400.00) are completely written off in the year of purchase. A full year's depreciation is taken for assets purchased during the first half of the year; one-half this amount is taken for additions made during the second six months.

GOODWILL

Goodwill is defined as the surplus of the price paid for a company over the fair value of purchased identifiable assets and liabilities on the date of acquisition. Goodwill is amortised on a straight-line basis over the assumed useful life of the asset, up to a maximum of 20 years. The future economic benefit of remaining goodwill is analysed as of each balance sheet date. Any goodwill not expected to be covered by an expected future economic benefit is amortised immediately with an appropriate charge to the income statement.

FINANCIAL ASSETS

Shares in subsidiaries and associates that are not consolidated for reasons of immateriality, other unconsolidated investments, and loans granted are shown at fair value where available, or at acquisition price.

Non-current securities are valued pursuant to IAS 39. In accordance with IAS 39 § 10, these securities are classified as "available for sale" and stated at fair value. Gains and losses resulting from a change in fair value are recognised to equity as required by IAS 39 § 103 (b) (ii) and shown on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are recognised to the income statement.

INVENTORIES

Inventories are stated at historical cost or the lower net sales value. The moving average price method is used for valuation.

RECEIVABLES

Receivables are stated at nominal value or the higher applicable amount, unless individual recognisable risks require the use of a lower amount. Foreign currency receivables are valued at the average exchange rate on the balance sheet date.

SECURITIES

In accordance with IAS 39, securities that are not intended to serve business operations on a lasting basis are stated at market value as of the balance sheet date. These securities are classified as available for sale in keeping with IAS 39 § 10 and recorded at fair value. Gains and losses resulting from a change in fair value are recognised to equity as required by IAS 39 § 103 (b) (ii) and shown on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are recognised to the income statement.

PROVISION FOR DEFERRED TAXES

In keeping with IAS 12 (revised) deferred taxes are recorded for all temporary valuation and accounting differences arising between the book value of an asset or a liability and its value for tax purposes. Temporary differences arise primarily in connection with the valuation of fixed and financial assets, treasury stock that was transferred to the Flughafen Wien Employee Foundation, and the provisions for pensions, severance compensation and service anniversary bonuses. The tax rates expected when these differences reverse in the future are used for the calculation.

Deferred tax assets are created for tax loss carry-forwards if they are expected to be used against taxable profits in the future.

INVESTMENT SUBSIDIES FROM PUBLIC FUNDS

Subsidies granted by public authorities for the purchase of tangible assets are shown under current or non-current liabilities, and are reversed to the income statement over the useful lives of the related assets on a straight-line basis.

Investments bonuses granted by the Republic of Austria are treated as investment allowances.

PROVISIONS FOR SEVERANCE COMPENSATION, PENSIONS AND SERVICE ANNIVERSARY BONUSES FLUGHAFEN WIEN AG

In keeping with IAS 19 the provisions for severance compensation, pensions and service anniversary bonuses are calculated by the parent company Flughafen Wien AG according to the projected unit credit method.

These calculations incorporate future wage and salary increases. The discount rate is based on the yields for non-current Austrian federal securities as of the balance sheet date.

CALCULATION FOR 2002

In accordance with relevant Austrian law, computations for the present value of obligations arising from severance compensation, pensions and service anniversary bonuses ("defined benefit obligation", DBO) for 2002 were based on the earliest possible retirement age for men (61.5) and women (56.5). In keeping with the Austrian law that establishes different retirement ages for male and female employees (early retirement), the calculation reflects a gradual increase to 60 in the retirement age for women.

CALCULATION FOR 2003

The calculation for the reporting year reflects the regulations set forth in the Austrian Budget Act of 2003, which calls for a retirement age of 65 for men and 60 for women. The transition rules were incorporated in the calculation.

The AVÖ 1999-P life expectancy tables for male and female employees, which are prepared by F.W. Pagler, form the biometric basis for this calculation.

A discount for employee turnover is included in the calculation, and is based on length of service.

Actuarial gains and losses that exceed or fall below 10% of present value are recognised to the income statement over a period of five years.

SUBSIDIARIES

To simplify calculations, the provisions for severance compensation and service anniversary bonuses are based on financial principles and a discount rate of 3.5%.

With the exception of Vienna Airport Handling Gesellschaft m.b.H., neither the Austrian nor foreign subsidiaries have issued any pension commitments.

OTHER PROVISIONS

Other provisions are created in accordance with reasonable business judgment and reflect the amounts considered necessary to cover future payment obligations, recognisable risks and uncertain liabilities. These provisions are recorded at the amount considered most probable after careful examination of the related circumstances.

LIABILITIES

Liabilities are stated at nominal value or the higher repayment amount. Foreign currency liabilities are recorded at the average exchange rate in effect on the balance sheet date.

REALISATION OF INCOME

Income is realised when services are provided or risk is transferred.

DERIVATIVE FINANCING INSTRUMENTS

The valuation of primary financing instruments includes any related interest rate and exchange rate hedges. The Group had no derivative financing instruments as of the balance sheet date.

EARNINGS PER SHARE

Earnings per share for the Flughafen Wien Group are calculated by dividing profit for the year, after the deduction of minority interest, by the weighted number of shares outstanding.

File No.
82-3907

(1) OTHER OPERATING INCOME

in T€	2003	2002
Own work capitalised	5,412.4	4,677.0
Income from the disposal of fixed assets, with the exception of financial assets	85.7	94.1
Income from the reversal of provisions	8,718.6	2,186.4
Income from the reversal of investment subsidies from public funds	1,384.9	1,424.3
Income from rights granted	58.9	363.0
Income from insurance	74.2	85.7
Income from the reversal of valuation adjustments	697.3	262.3
Miscellaneous	196.1	891.5
	16,628.0	9,984.2

(2) PERSONNEL EXPENSES

in T€	2003	2002
Wages	62,530.1	59,969.3
Salaries	44,195.9	42,680.4
Expenses for severance compensation	5,923.2	5,495.6
Thereof contributions to funds	109.6	0.0
Expenses for pensions*)	3,191.0	-17,291.3
Thereof contributions to funds	1,361.4	1,340.0
Expenses for legally required social security and payroll-related duties and mandatory contributions	30,005.5	28,186.2
Other employee benefits	1,305.6	1,218.9
	147,151.3	120,259.1

*) In 2002 expenses for pensions include the reversal of T€ 19,898.2 in provisions for pensions, which were related to the settlement of pension claims by the Company. This amount was distributed among the individual segments as follows: Airport Segment: T€ 3,512.4, Handling Segment: T€ 9,272.7, Non-Aviation Segment: T€ 4,882.1, administration and other: T€ 2,231.0. Excluding this reversal of the provisions for pensions in 2002 would have increased personnel expenses by T€ 6,994.0 or 5.0% to T€ 147,151.3.

As of 1 January 2003 an amendment to Austrian law led to a basic change in severance compensation from defined benefit to defined contribution. This rule applies to men and women who entered into new employment relationships after 31 December 2002. For these employees, the Company makes a monthly contribution to a severance payment fund that will be responsible for any severance payments.

(3) OTHER OPERATING EXPENSES

in T€	2003	2002
Other taxes	172.1	224.3
Maintenance	15,075.9	14,263.2
Third party services	8,878.8	5,869.1
Legal, auditing and consulting expenses	5,086.7	5,526.4
Market communication	9,525.9	10,264.5
Postage and telecommunications	1,513.4	1,920.4
Rental and lease payments	1,461.2	1,634.9
Insurance	4,583.7	1,956.6
Travel and training	1,354.7	1,495.0
Damages	1,101.5	243.8
Valuation adjustments to and write-offs of receivables	990.5	1,115.0
Losses on the disposal of non-current assets	32.2	357.8
Miscellaneous operating expenses	4,198.7	4,231.5
	53,975.2	49.102,6

Maintenance expenses cover the regular upkeep of buildings and equipment, the maintenance of EDP equipment and the renovation of apron areas and taxiways.

Third party services are comprised primarily of cleaning services, costs for the handling of baggage carts, and temporary personnel for Vienna Airport Baumanagement Gesellschaft m.b.H.

Legal, auditing and consulting expenses consist primarily of fees and duties paid to attorneys and notaries public, costs for certified accountants, and consulting services. Extensive consulting services were used in the mediation process.

Expenses for market communications cover public relations, in particular costs associated with the promotion of Vienna International Airport as an East-West hub.

(4) INCOME FROM INVESTMENTS RECORDED AT EQUITY

in T€	**2003**	**2002**
Income from investments in associates and joint ventures	459.5	35.6
Expenses arising from investments in associates and joint ventures	-1,353.0	-113.1
	-893.4	-77.6

(5) INCOME FROM INVESTMENTS, EXCLUDING INVESTMENTS RECORDED AT EQUITY

in T€	**2003**	**2002**
Income from investments in subsidiaries and other companies	1,603.3	15.3
Expenses arising from investments in subsidiaries and other companies	0.0	-1,612.7
	1,603.3	-1,597.5

(6) INTEREST INCOME/EXPENSE

in T€	**2003**	**2002**
Interest and similar income	8,065.3	9,328.6
Interest and similar expense	-235.0	-216.8
	7,830.3	9,111.7

(7) OTHER FINANCIAL RESULTS

in T€	**2003**	**2002**
Income from the disposal and write-up of financial assets	0.0	1,146.5
Income from the disposal and write-up of current securities	708.0	0.0
Loss on the disposal of current securities	0.0	-78.7
	708.0	1,067.8

(8) TAXES ON INCOME

in T€	**2003**	**2002**
Current tax expense	30,419.7	23,544.3
Deferred taxes	5,142.5	11,712.8
	35,562.1	35,257.1

The difference between the theoretical tax rate (Austrian corporate tax rate of 34%) and the effective tax rate shown in the financial statements is due to the following:

in T€	**2003**	**2002**
Profit before tax	106,585.6	105,589.2
Theoretical income tax	36,239.1	35,900.3
Permanent differences and taxes related to other periods	-676.9	-643.2
Income tax expense as per income statement	35,562.1	35,257.1
Effective tax rate	33.4%	33.4%

For additional information on changes in deferred taxes, see Note (15) on the provision for deferred taxes.

File No.
82-3907

(9) OUTSTANDING SHARES

Shares outstanding total 21,000,000.

NOTES TO THE CONSOLIDATED BALANCE SHEET

FIXED AND FINANCIAL ASSETS

(10) INTANGIBLE ASSETS

in T€	Concessions and rights	Goodwill	Total
Development from 1.1. to 31.12.2003			
Net book value as of 1.1.2003	3,068.6	1,050.0	4,118.5
Foreign currency translation	0.0	-36.6	-36.6
Additions	3,457.0	0.0	3,457.0
Transfers	55.6	0.0	55.6
Amortisation	-1,385.7	-51.7	-1,437.4
Net book value as of 31.12.2003	5,195.4	961.6	6,157.0
Balance on 31.12.2003			
Acquisition price	15,597.9	1,036.8	16,634.7
Accumulated amortisation	-10,402.4	-75.2	-10,477.6
Net book value	5,195.4	961.6	6,157.0

Additions to concessions and rights are comprised primarily of the purchase of software for T€ 2,571.4. Goodwill is related to the acquisition of a stake in Malta Mediterranean Link Consortium Ltd.

(11) PROPERTY, PLANT AND EQUIPMENT

in T€	Land and buildings	Technical equipment and machinery	Other equipment, furniture, fixtures and office equipment	Advance payments made and construction in progress	Total
Development from 1.1. to 31.12.2003					
Net book value as of 1.1.2003	314,035.9	136,270.7	30,368.4	30,226.5	510,901.6
Additions	14,280.8	28,917.2	15,701.1	52,858.7	111,757.8
Transfers	1,424.4	4,437.8	412.4	-6,330.1	-55.6
Disposals/remaining book value	-1.5	-8.8	-25.6	0.0	-35.9
Depreciation	-14,545.9	-18,235.5	-11,207.9	-514.9	-44,504.2
Net book value as of 31.12.2003	315,193.8	151,381.4	35,248.4	76,240.1	578,063.8
Balance on 31.12.2003					
Acquisition price	523,026.0	447,256.4	125,932.6	76,755.0	1,172,969.9
Accumulated depreciation	-207,832.2	-295,875.0	-90,684.1	-514.9	-594,906.1
Net book value	315,193.8	151,381.4	35,248.4	76,240.1	578,063.8

The above additions include:

In the **Airport** Segment:

- Property for airport expansion (T€ 6,658.7)
- Drainage for Runway 16/34 (T€ 6,584.5)
- Construction of new bus gates with shopping zone (T€ 6,816.0)
- Renovation of Taxiway 50 (T€ 9,062.9)
- Equipment for hold baggage screening (T€ 14,479.1)
- Planning costs for the new VIE-Skylink Terminal (T€ 10,880.0)

File No. 82-3907

In the **Handling** Segment:
- Aircraft tow trucks, catering transport trucks, apron passenger buses, sewage disposal trucks and automobiles (T€ 3,127.5)

In the **Non-Aviation** Segment:
- Expansion of Cargo North (T€ 1,676.1)
- New air traffic control tower (T€ 6,740.5)
- Construction of Office Park (T€ 17,575.6)

(12) FINANCIAL ASSETS – ASSOCIATES AND JOINT VENTURES INCLUDED AT EQUITY

in T€

Value of the company	
Development from 1.1. to 31.12.2003	
Net book value as of 1.1.2003	33,738.6
Foreign exchange translation	-863.6
Write-downs	-1,317.4
Net book value as of 31.12.2003	31,557.6
Balance on 31.12.2003	
Acquisition price	33,028.2
Accumulated write-ups/write-downs	-1,470.7
Net book value	31,557.6

Write-downs include any changes in the value of companies consolidated at equity.

Following are selected data on the joint ventures City Air Terminal Betriebsgesellschaft m.b.H. and Malta Mediterrranean Link Consortium Ltd. (value of subsidiary group, share owned: 57.1%), which has a controlling influence on Malta International Airport plc.:

in T€	**2003**
Non-current assets	144,785.9
Current assets	37,951.5
Non-current liabilities	68,795.7
Current liabilities	26,890.5
Income	33,177.6
Expenses	22,232.8

(13) OTHER FINANCIAL ASSETS
INVESTMENTS IN OTHER COMPANIES

in T€	Shares in associates	Shares in subsidiaries (not consolidated)	Misc. investments (not consolidated)	Total
Development from 1.1. to 31.12.2003				
Net book value as of 1.1.2003	49.0	151.7	1,400.0	1,600.7
Additions	0.0	35.8	0.0	35.8
Write-ups	0.0	1,594.1	0.0	1,594.1
Disposals/remaining book value	0.0	0.0	-1,400.0	-1,400.0
Write-downs	-32.7	0.0	0.0	-32.7
Net book value as of 31.12.2003	49.0	1,781.6	0.0	1,797.9
Balance on 31.12.2003				
Acquisition price	49.0	1,800.1	0.0	1,849.1
Accumulated write-downs	-32.7	-18.5	0.0	-51.2
Net book value	16.3	1,781.6	0.0	1,797.9

File No.
82-3907

Shares in non-consolidated associates represent the investment in AviaSec Aviation Security GmbH.

Shares in non-consolidated subsidiaries are comprised of the holdings in Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H., GetService Dienstleistungsgesellschaft m.b.H., Get-Service-Flughafen-Sicherheits-Servicedienst GmbH, Salzburger Flughafen Sicherheitsgesellschaft m.b.H., VIAS Hellas Security Air Transport Services Limited Liability Company and VIE Shops Entwicklungs- und Betriebsges.m.b.H.

Miscellaneous investments represent the stake in CR Aeropuertos, S.L. (Spain), which was sold in early 2003.

SECURITIES AND OTHER LOANS GRANTED

T€	Non-current securities and similar rights	Other loans granted	Total
Development from 1.1. to 31.12.2003			
Net book value as of 1.1.2003	31,583.4	93.6	31,677.0
Additions	1,560.0	0.0	1,560.0
Write-ups	985.1	0.0	985.1
Disposals/remaining book value	0.0	-12.6	-12.6
Write-downs	-2.4	0.0	-2.4
Net book value as of 31.12.2003	34,126.0	81.0	34,207.0
Balance on 31.12.2003			
Acquisition price	38,901.0	7,348.3	46,249.3
Accumulated write-downs	-4,775.0	-7,267.3	-12,042.3
Net book value	34,126.0	81.0	34,207.0

Non-current securities serve primarily to fulfil coverage requirements for the provisions for severance compensation and pensions, in accordance with Austrian law. Other loans granted represent rights for Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H. and a loan to SITA (T€ 81.0).

(14) NON-CURRENT RECEIVABLES

Non-current receivables of T€ 307.1 consist of interest-bearing advance payments of wages and salaries to employees and a proportional share of profit on the repurchase value of re-insurance.

File No.
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(15) PROVISION FOR DEFERRED TAXES

Development of deferred tax assets

in T€	2003	2002
Balance on 1.1.	16,799.4	26,813.1
Change with effect on the income statement	-5,142.5	-11,712.8
Change with no effect on the income statement	-113.8	1,699.1
Balance on 31.12.	**11,543.1**	16,799.4

In January 2004 the Austrian federal government announced a reduction in the corporate income tax rate from 34% to 25% beginning in 2005. In accordance with IAS 12 § 47, the calculation of deferred taxes is based on the 34% corporate tax rate applicable on the balance sheet date of 31.12.2003.
Deferred tax assets or provisions were created for the following items:

in T€	2003	2002
Deferred tax assets		
Non-current assets	547.3	470.8
Current assets	230.6	230.6
Provisions for severance compensation	2,311.3	2,490.5
Provisions for pensions	2,721.6	2,560.0
Provisions for service anniversary bonuses	832.9	792.6
Transfer of shares to employee fund	17,257.8	20,111.8
Other provisions	2,327.2	2,808.1
Tax loss carry-forwards	812.7	591.9
	27,041.4	30,056.3
Provisions for deferred taxes		
Non-current assets	10,461.9	8,886.6
Current securities	1,411.5	1,383.6
Provision for taxes from consolidation	3,625.0	2,986.7
	15,498.3	13,256.9
Net deferred tax assets and provisions	**11,543.1**	16,799.4

(16) INVENTORIES

in T€	2003	2002
Raw materials and supplies	2,066.6	2,188.6
	2,066.6	2,188.6

Raw materials and supplies include de-icing materials, fuel, spare parts and other materials for airport operations.

(17) CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

in T€	2003	2002
Gross trade receivables	35,325.2	35,383.9
Valuation adjustments	-2,840.1	-3,027.7
Net trade receivables	32,485.1	32,356.2
Receivables due from subsidiaries (non-consolidated)	40.9	141.6
Receivables due from associates	301.3	277.1
Other receivables and assets	3,197.8	3,316.7
Prepaid expenses and deferred charges	2,397.9	2,883.0
	38,423.0	38,974.6

(18) CASH AND CASH EQUIVALENTS

in T€	2003	2002
Cash	1,386.0	414.0
Deposits with financial institutions	17,516.7	27,622.5
Securities	112,226.2	111,120.3
	131,128.8	139,156.7

Detailed information on securities is provided under Point (30) on financing instruments.

(19) SHARE CAPITAL

As of 31 December 2003 share capital totalled € 152,670,000.--. It is divided into 21,000,000 bearer shares of common stock.

At the tenth (extraordinary) Annual Meeting on 15 November 2000, a resolution was passed approving the repurchase of 10% of capital stock for transfer to a private fund for employees. On 30 November 2000 a total of 2,100,000 shares, or 10% of share capital, was repurchased. These shares were transferred to "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" on 20 December 2000 (2,000,000 shares) and 2 February 2001 (100,000 shares). The shares held by this fund have both voting and dividend rights.

(20) SHARE PREMIUM

Appropriated reserves consist of a T€ 92,221.8 premium received on the stock issue in 1992 and the T€ 25,435.5 premium realised on the share capital increase in 1995.

(21) RETAINED EARNINGS AND RESERVES

This item includes retained earnings from prior business years, the reduction to reserves following the initial consolidation under IAS, untaxed reserves after the deduction of deferred taxes, treasury stock, the revaluation reserve for non-current and current securities after the deduction of deferred taxes, and changes arising from foreign currency translation.

The line item "Fund" on the consolidated statement of capital and reserves includes the tax impact of the transfer of treasury stock to the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund) in 2000 and 2001.

File No.
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(22) NON-CURRENT PROVISIONS

in T€	2003	2002
Provisions for severance compensation	38,787.6	36,934.5
Provisions for pensions	22,914.5	22,690.3
Provisions for service anniversary bonuses	8,555.3	7,433.1
Provisions for part-time work for older employees	5,705.0	4,562.3
Provisions for employee fund expenses	19,368.0	21,391.0
	95,330.4	93,011.2

The provisions for employee fund expenses were created to cover taxes associated with the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund).

Calculations for obligations arising from severance compensation, pensions, and service anniversary bonuses and related expenses for coverage requirements were based on the following factors.

FACTORS

in T€	2003	2002
Discount rate	4.75%	5.0%
Wage and salary increases	3.5%	3.5%
Retirement trend (only for pensions)	1.5%	1.5%

PROVISIONS FOR SEVERANCE COMPENSATION

Legal regulations and collective bargaining agreements grant employees who joined the Company before 1 January 2003 a payment on termination or retirement. The amount of this severance compensation is based on the length of service with the company and compensation at the end of employment.

For employees who joined the Company after 1 January 2003, regular payments are made to a severance compensation fund. A provision was created to cover any additional severance payments required by collective bargaining agreements.

TRANSITION FROM PRESENT VALUE TO PROVISION

in T€	2003	2002
Present value of severance compensation Obligations (DBO) as of 31.12.	43,764.0	41,669.5
Actuarial loss not recorded (accumulated)	-4,976.4	-4,735.0
Provision as of 31.12. per balance sheet	**38,787.6**	36,934.5

EXPENSES ARISING FROM SEVERANCE COMPENSATION OBLIGATIONS

in T€	2003	2002
Service cost	3,161.7	2,875.9
Interest expense	2,065.7	1,897.3
Actuarial loss recorded	586.3	722.4
Expenses arising from severance compensation obligations	**5,813.6**	5,495.6

DEVELOPMENT OF PROVISION FOR SEVERANCE COMPENSATION

in T€	2003	2002
Provision as of 1.1. per balance sheet	36,934.4	32,598.3
Expenses arising from severance compensation obligations	5,813.6	5,495.6
Payments for severance compensation	-3,960.5	-1,159.3
Provision as of 31.12. per balance sheet	**38,787.6**	36,934.5

File No.
82-3907

DEVELOPMENT OF ACTUARIAL GAIN/LOSS

in T€	2003	2002
Actuarial loss not recorded (accumulated) as of 1.1.	-4,735.0	-5,549.1
Corridor as of 1.1.	4,083.5	3,740.3
Surplus	-2,931.4	-3,611.9
Distribution period in years	5	5
Actuarial loss not recorded (accumulated) as of 1.1.	-4,735.0	-5,549.1
Actuarial loss/gain, current year	-827.7	91.7
Actuarial loss recorded	586.3	722.4
Actuarial loss not recorded (accumulated) as of 31.12.	**-4,976.4**	-4,735.0

PROVISIONS FOR PENSIONS

Flughafen Wien AG has concluded individual agreements for pensions or supplementary retirement payments with key employees. Retired employees who did not accept the settlement offered in 2001 have a claim to pension payments.

Employees who joined the Company before 1 September 1986 had a claim to pension subsidies based on special company agreements. These payments were dependent on the length of employment and final compensation. In autumn 2001 active employees were given the option of receiving a one-time settlement payment equal to 100% of the 2000 provision for pensions, as calculated in accordance with Austrian commercial law, and transferring to a contribution-based pension fund model with no requirement for subsequent contributions on the part of the employer. A total of 588 employees accepted this offer at the beginning of 2002. This led to a reversal of T€ 19,898.2 in the provisions for pensions, which reduced pension expense in 2002.

TRANSITION FROM PRESENT VALUE TO PROVISION

in T€	2003	2002
Present value of pension obligations (DBO) as of 31.12.	21,746.4	21,348.8
Actuarial gain not recorded (accumulated)	1,168.1	1,341.5
Provision as of 31.12. per balance sheet	**22,914.5**	22,690.3

EXPENSES ARISING FROM PENSION OBLIGATIONS

in T€	2003	2002
Service cost	763.8	816.7
Interest expense	1,065.8	1,049.0
Actuarial gain recorded	0.0	-20,497.0
Expenses arising from pension obligations	**1,829.7**	-18,631.3

DEVELOPMENT OF PROVISION FOR PENSION OBLIGATIONS

in T€	2003	2002
Provision as of 1.1. per balance sheet	22,690.3	56,606.0
Expenses arising from pension obligations	1,829.7	-18,631.3
Settlement payments for pensions	0.0	-14,022.3
Pension payments	-1,605.4	-1,262.1
Provision as of 31.12. per balance sheet	**22,914.5**	22,690.3

File No.
82-3907

DEVELOPMENT OF ACTUARIAL GAIN/LOSS

in T€	2003	2002
Actuarial gain not recorded (accumulated) as of 1.1.	1,341.5	6,540.8
Corridor as of 1.1.	2,134.9	5,006.5
Surplus	0.0	2,994.4
Distribution period in years	5	5
Actuarial gain not recorded (accumulated) as of 1.1.	1,341.5	6,540.8
Actuarial loss, current year	-168.7	-321.6
Actuarial gain recorded	0.0	-4,877.7
Actuarial gain not recorded (accumulated) as of 31.12.	**1,172.8**	1,341.5

PROVISIONS FOR SERVICE ANNIVERSARY BONUSES

Employees of the Austrian companies are entitled to receive special bonuses for long years of service. The specific entitlement criteria and amount of the bonus are regulated by the collective bargaining agreements for employees of public airports in Austria.

PROVISIONS FOR PART-TIME EMPLOYMENT FOR OLDER EMPLOYEES

This item reflects mandatory payments to personnel who work part-time under special regulations governing employment for older members of the workforce, as well as the costs for time worked above and beyond the agreed number of hours.

PROVISION FOR FUND EXPENSES

This item includes the non-current portion of a provision, which represents the obligation to cover tax expense for "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund).

(23) OTHER NON-CURRENT LIABILITIES

in T€	2003	2002
Clean Water Fund	1,715.9	1,942.1
Investment subsidies from public funds*)	8,260.7	8,226.9
	9,976.7	10,169.0

*) Thereof investment bonus in 2002 and 2003: T€ 2,887.5

From 1977 to 1985 Flughafen Wien AG received non-repayable subsidies from public authorities. In 1997, 1998 and 1999 Flughafen Wien AG received investment subsidies from the European Union.

(24) CURRENT PROVISONS

in T€	2003	2002
Unused vacation	7,132.5	6,691.9
Other claims by employees	6,879.7	11,675.9
Taxes	11,312.8	4,762.6
Goods and services not invoiced	34,010.6	25,982.5
Fund expenses	3,690.0	6,091.5
Miscellaneous	16,861.1	13,968.0
	79,886.7	69,172.3

The provisions for other claims by employees include, among others, restructuring measures (T€ 4,261.4) and performance bonuses (T€ 1,342.0).

Miscellaneous current provisions are comprised primarily of accruals for discounts and repayments associated with the security fee as well as expenses for attorneys and legal proceedings.

DEVELOPMENT FROM 1.1. TO 31.12.2003

in T€	Book value as of 1.1.2003	Use	Reversal	New creation	Book value as of 31.12.2003
Unused vacation	6,691.9	0.0	-17.8	458.4	7,132.5
Other claims by employees	11,675.9	-6,447.5	-21.2	1,672.6	6,879.7
Taxes	4,762.6	-4,622.1	-102.4	11,274.7	11,312.8
Goods and services not invoiced	25,982.5	-11,951.6	-1,435.7	21,415.5	34,010.6
Fund expenses	6,091.5	-2,122.3	-2,302.2	2,023.0	3,690.0
Other current provisions	13,968.0	-7,539.5	-4,975.0	15,407.6	16,861.1
	69,172.3	-32,683.0	-8,854.3	52,251.7	79,886.7

(25) CURRENT FINANCIAL LIABILITIES

in T€	2003	2002
Settlement accounts	3.9	3,049.8
	3.9	3,049.8

(26) TRADE PAYABLES

in T€	2003	2002
To third parties	35,026.2	22,908.4
To subsidiaries	2,751.9	329.5
To associates	0.0	26.8
	37,778.1	23,264.7

(27) OTHER CURRENT LIABILITIES

in T€	2003	2002
Other tax liabilities	679.7	2,335.2
Other social security liabilities	4,821.8	4,302.2
Investment subsidies from public funds	1,369.1	974.9
Liabilities to Clean Water Fund	240.2	237.0
Amounts due to associates	7,640.0	8,800.0
Misc. other current liabilities and provisions	7,089.4	3,976.1
	21,840.2	20,625.4

Miscellaneous other current liabilities and provisions includes T€ 355.6 (2002: T€ 347.6) of customers with credit balances.

OTHER INFORMATION

(28) CONSOLIDATED STATEMENT OF CASH FLOWS

The indirect method was used to prepare the consolidated statement of cash flows.

Interest income and expense as well as dividend income are allocated to operating activities.

Dividends paid by Flughafen Wien AG are shown under cash flow from financing activities.

Cash and cash equivalents include cash, deposits with financial institutions and current securities.

Changes in the consolidation range had no effect on cash and cash equivalents.

(29) SEGMENT REPORTING

Vienna International Airport España, S.L. was founded in 2001 and started operations in autumn of that year. Up to 30 September 2002 this company served as advisor to Flughafenerrichtergesellschaft CR Aeropuertos, S.L., a Spanish company, on the construction and management of the new airport at Ciudad Real.

VIE Malta Ltd., which was founded in 2002, holds the shares in Malta Mediterranean Link Consortium Ltd. and provides consulting services to Malta International Airport plc. These activities were allocated to the Non-Aviation Segment.

This annual report shows segment reporting classified according to primary and secondary segments.

INTER-COMPANY TURNOVER

Sales between member companies of the Group reflect standard rates or prices that are based on market levels and, in some cases, on the Group's cost.

SEGMENTS OF BUSINESS

The business activities of the Group can be classified into the following segments: Airport, Handling and Non-Aviation.

AIRPORT: This primary activity of this segment is the provision of classic airport services such as facilities for take-offs, landings and parking of aircraft, terminals, and passenger and baggage handling. Fees for these services are generally subject to contractual limits.

HANDLING: This segment is responsible for aircraft handling services, which consist primarily of the loading and unloading of aircraft. In accordance with EU guidelines, this segment is not reserved for the airport operator (Flughafen Wien AG) alone; airlines and other third party companies may also offer handling services at Vienna International Airport. At the end of 2000 the German VAS Flughafenbodenverkehrsdienste GmbH commenced the provision of handling services at Vienna International Airport.

NON-AVIATION: The Non-Aviation Segment comprises other airport-related services such as shopping, gastronomy, parking, VIP centre and lounges, security, the development and rantal of real estate, traffic connections, technical infrastructure, cleaning, the supply of materials and waste disposal, telecommunications, construction management and consulting services.

File No.
82-3907

SEGMENT RESULTS FOR 2003 BY AREA OF BUSINESS
in T€ (except employees)

	Airport	Handling	Non-Aviation	Group
External segment turnover	162,664.8	105,986.7	79,372.9	348,024.3
Internal segment turnover	24,819.4	15,060.8	42,835.0	
Total segment turnover	187,484.1	121,047.5	122,207.9	
Other external turnover				360.9
Group turnover				348,385.2
Segment results	75,183.5	15,941.2	25,582.0	116,706.8
Other (not allocated)				-19,369.4
Group EBIT/operating profit				97,337.4
Segment depreciation	26,210.1	5,256.9	14,210.2	45,677.3
Other (not allocated)				264.3
Group depreciation				45,941.6
Segment investments	62,171.1	5,662.5	47,137.0	114,970.7
Other (not allocated)				244.1
Group investments				115,214.8
Segment assets	419,083.9	28,344.6	170,368.2	617,796.6
Other (not allocated)*)				217,455.3
Group assets				835,251.9
Segment liabilities	58,149.0	54,090.7	59,030.3	171,270.0
Other (not allocated)*)				73,546.0
Group liabilities				244,816.0
Segment employees (balance sheet date)	355	1,511	906	2,772
Other (not allocated)				146
Group employees (balance sheet date)				2,918

*) Non-allocated assets and liabilities consist primarily of financial investments, cash and cash equivalents, deferred tax assets, provisions for taxes and miscellaneous liabilities.
The share of profit generated by associates and joint ventures consolidated at equity and the book values of these companies were not shown because the related amounts are immaterial.

File No.
82-3907

SEGMENT RESULTS FOR 2002 BY AREA OF BUSINESS
in T€ (except employees)

	Airport	Handling	Non-Aviation	Group
External segment turnover	135,830.6	105,343.0	75,295.0	316,468.5
Internal segment turnover	24,018.7	6,237.9	43,667.8	
Total segment turnover	159,849.3	111,580.8	118,962.8	
Other external turnover				1,945.6
Group turnover				318,414.1
Segment results	61,150.4	22,505.7	33,107.7	116,763.8
Other (not allocated)				-19,679.1
Group EBIT/operating profit				97,084.8
Segment depreciation	25,471.8	5,004.6	11,959.4	42,435.8
Other (not allocated)				320.8
Group depreciation				42,756.6
Segment investments	50,625.1	4,183.5	24,574.1	79,382.7
Other (not allocated)				260.3
Group investments				79,643.0
Segment assets	384,999.9	28,851.8	134,529.0	548,380.7
Other (not allocated)*)				230,956.3
Group assets				779,337.1
Segment liabilities	48,506.5	49,976.0	51,380.3	149,862.8
Other (not allocated)*)				69,429.6
Group liabilities				219,292.5
Segment employees (balance sheet date)	336	1,340	803	2,479
Other (not allocated)				133
Group employees (balance sheet date)				2,612

*) Non-allocated assets and liabilities consist primarily of financial investments, cash and cash equivalents, deferred tax assets, provisions for taxes and miscellaneous liabilities.
The share of profit generated by associates and joint ventures consolidated at equity and the book values of these companies were not shown because the related amounts are immaterial.

SEGMENT RESULTS FOR 2003 BY REGION

in T€ (except employees)	Austria	Malta	Spain	Group
Turnover	347,991.5	393.7	0.0	348,385.2
EBIT	97,282.4	158.7	-103.7	97,337.4
Assets	808,740.9	26,180.8	330.2	835,251.9
Liabilities	243,950.2	797.7	68.2	244,816.0
Employees (balance sheet date)	2,918	0	0	2,918

Assets allocated to Malta also include the value of an investment in another company that is owned by the Maltese subsidiary.

File No.
82-3907

NO.
97

SEGMENT RESULTS FOR 2002 BY REGION

in T€ (except employees)	Austria	Malta	Spain	Group
Turnover	317,006.6	221.2	1,186.3	318,414.1
EBIT	96,569.3	93.6	421.8	97,084.8
Assets	750,968.6	26,375.7	1,992.8	779,337.1
Liabilities	218,729.4	370.4	192.6	219,292.5
Employees (balance sheet date)	2,612	0	0	2,612

Assets allocated to Malta and Spain also include investments in other companies that are owned by these foreign subsidiaries.

(30) FINANCING INSTRUMENTS

PRIMARY FINANCING INSTRUMENTS

This item includes trade receivable and payables as well as financial receivables and payables. Information on primary financing instruments can be found on the balance sheet and related notes to the financial statements.

CREDIT RISK

All amounts shown under assets represent the maximum credit and default risk, since there are no general offset agreements. The risk associated with receivables can be considered low, since all receivables are due and payable within a short period of time and are based on long-term relationships with clients and customers.

The risk of default associated with other primary financing instruments can also be classified as low. Cash and cash equivalents are placed chiefly in investment funds and short-term instruments. All investments are made only with institutions of highest ranking.

MARKET VALUE

The market value of cash and cash equivalents, short-term investments, and current receivables and liabilities reflects book or capital market value because these items are due on a daily basis or over the short-term.

RISK OF INTEREST RATE CHANGE

Interest rate risk is associated principally with the investment of cash and cash equivalents and current and non-current securities.

The risk of interest rate fluctuations in the asset area is only related to non-current securities, deposits with financial institutions, and current securities. Securities are held primarily through investment funds and can be sold at any time, and the risk arising from interest rate changes can therefore be classified as immaterial.

Liabilities at risk include only the loan granted by the Clean Water Fund, which carries a fixed-interest rate of 2%.

EXCHANGE RATE RISK

In principle, exchange rate risk arises when receivables or liabilities are denominated in a currency other than the local currency of the company.

Invoices are generally issued in local currency, and 99.97% of trade payables are denominated in local currency. Trade receivables and payables are therefore subject to only a low degree of exchange rate risk.

Deposits with financial institutions are made almost exclusively in the company's own local currency, so there is no exchange rate risk.

Current and non-current securities are comprised of the following:

NON-CURRENT SECURITIES

in T€	Book value 2003	Market value 2003	Average effective interest rate in %	Book value 2002	Market value 2002	Average effective interest rate in %
R 63 Fund	31,221.1	31,221.1	8.6	28,737.6	28,737.6	-1.4
Stock	494.9	494.9	-	494.9	494.9	-
Other	2,410.0	2,410.0	-	2,350.9	2,350.9	-
	34,126.0	34,126.0		31,583.4	31,583.4	

The R 63 Fund, a funds' fund managed by Raiffeisen KAG, serves to fulfil coverage requirements for the severance compensation and pension provisions as called for under § 14 of the Austrian Income Tax Act. The allocation of assets as of 31 December 2003 showed 26.7% stocks, 72.2% bonds, and 1.1% deposits and claims. The risk structure of this fund is similar to a pension fund.

Stock is comprised of an investment in Wiener Börse AG. Other non-current securities represent T€ 1,929.7 of rights arising from reinsurance.

CURRENT SECURITIES

in T€	Book value 2003	Market value 2003	Average effective interest rate in %	Book value 2002	Market value 2002	Average effective interest rate in %
GF 7 Fund	60,348.6	60,348.6	4.2	60,842.6	60,842.6	2.0
A 19 Fund	24,802.6	24,802.6	11.3	23,297.7	23,297.7	-1.5
DWS (Austria) 72 Fund	27,075.0	27,075.0	4.7	26,980.0	26,980.0	2.0
	112,226.2	112,226.2		111,120.3	111,120.3	

As of 31 December 2003, 97.7% of the Capital Invest GF 7 Fund was invested in Austrian bonds. The majority of these instruments were issued by the Republic of Austria.

The asset allocation of the A 19 Fund as of 31 December 2003 showed 48.8% international stocks, 46.6% bonds, and 4.6% cash.

As of 31 December 2003 the DWS (Austria) 72 Fund of Deutsche Asset Management GmbH was invested to 97.2% in bonds, primarily government issued.

The GF 7, A 19 and DWS 72 Funds carried no exchange rate risk as of the balance sheet date. Existing foreign exchange items were covered by hedges.

LOANS GRANTED

Other loans granted represent rights for Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H. with a nominal value of T€ 7.267,3, which carry a 7% interest rate and a loan granted to SITA (T€ 81.0, interest rate for 2003: from 2.2 to 3.0%).

NON-CURRENT FINANCIAL LIABILITIES

The Company has no long-term financial liabilities.

DERIVATIVE FINANCING INSTRUMENTS

The Group only uses derivative financing instruments on an exception basis to hedge interest rate and foreign exchange risk because the Group's receivable and liability structure and investment strategy limit exchange rate risk to individual cases. As of the balance sheet date, the Group had no outstanding derivative financing instruments.

(31) INFORMATION ON BUSINESS ASSOCIATIONS WITH RELATED COMPANIES AND PERSONS

There are no such associations to report at the present time.

(32) RISK MANAGEMENT

Risk management is incorporated in both operating and strategic business processes, and individual risks are managed by the responsible business segment. The risks arising from investments in subsidiaries are monitored primarily by local management, but also evaluated by the investment management and controlling departments of Flughafen Wien AG. The auditor of the annual financial statements has confirmed the effectiveness of the Company's risk management systems, and issued an appropriate report to the Managing Board and chairman of the Supervisory Board.

The risks associated with investments in other companies are dealt with by the Company's investment management department or by the representatives to the individual bodies of the corporation (Supervisory Board, Annual General Meeting).

The central unit for reporting is the strategy and controlling function, which is responsible for operational and strategic planning together with the operational segments of the Company.

Based on data from the operating segments, service segments and subsidiaries, this department prepares monthly internal reports for the members of the Managing Board and first level of management. These reports identify and analyse variances from the Company's forecasts, and thereby ensure the early identification of risks and implementation of necessary measures. The Supervisory Board is involved in this process through regular reports provided at its meetings.

Risk management is an integral component of our planning, operating and reporting procedures.

In order to limit or exclude the potential financial impact of risks, we have concluded insurance policies to cover specific damages and liabilities.

In addition to the control system and management instruments, Flughafen Wien AG has established an internal audit department to regularly examine the correctness, reliability and efficiency of business operations and organisational processes.

MARKET RISKS

The development of business at Vienna International Airport is dependent to a significant degree on factors that influence international travel.

The dangers of a decline in traffic at Vienna International Airport as a consequence of terror, war or other external shocks (for example, SARS) are countered by public relations activities as well as high security standards. This involves close cooperation with the Austrian Federal Ministry of the Interior and the Federal Police Department in Schwechat, and also includes specially-defined security functions. In keeping with the severity and impact of such events, Flughafen Wien AG can also react through its flexible cost and price structures and corresponding modification to the Company's investment program.

The development of the Austrian Airlines Group as a strong and independent home carrier is a decisive factor for our Company because of the high market share held by this airline. A further decisive factor is the network strategy of the Star Alliance, in which the Austrian Airlines Group is a partner.

Developments in this area are monitored on a continuous basis, and risks are countered through appropriate marketing measures as well as a flexible cost and price structure that provides benefits for all airlines. In addition to decreasing landing tariffs for long-haul flights (since November 2001), we introduced an incentive package for all airlines with a 60 – 80% reduction in landing tariffs during the first year for increased frequencies and new destinations on long-haul routes and flights to Eastern Europe. In addition, marketing activities are designed to communicate the benefits of Vienna International Airport to airlines and thereby increase traffic.

Competition by other service providers (for example, in the handling or security area) is countered by providing individual offers, with a special view toward pricing.

DEVELOPMENT RISKS

Its position as the most important East-West hub exposes Vienna International Airport to a capacity risk. This risk is limited through an investment program that is based on a master plan and regularly adapted to match the actual development of traffic.

The potential risk associated with investment projects is reviewed in the project stage and continuously evaluated during realisation through a special analysis procedure. The resulting risk profile forms an integral component of the decision-making process and the basis for developing measures to control risk. Monitoring forms a fundamental part of regular project controlling.

Planning for the increase in runway capacity represents a special situation. Such investments are subject to an approval procedure under environmental impact law. The risk associated with this procedure is countered through communication and agreement as part of a mediation process before the application is filed.

DAMAGE RISKS

The risk of damages includes fire and other natural catastrophes, accidents, terrorist activities and the theft of property. In addition to appropriate safety and fire protection measures and well-organised emergency plans, we hedge these risks through insurance coverage.

FINANCIAL RISKS

The liquidity of Flughafen Wien AG is protected by a high share of equity and long-term financial planning.

The value of investments in other companies is monitored through continuous evaluation, regular forecasts, and compliance with the Group's strategy.

The value of securities is limited by investment in low-risk issues combined with regular controlling by financial management.

The risk resulting from uncollectible receivables is limited by short payment terms, deposits and bank guarantees, and the increased use of direct debit collection methods.

LEGAL RISKS

Legal risks arise in connection with the requirements of public authorities, above all with relation to environmental regulations covering noise and emissions. Flughafen Wien AG works to counter these risks by providing appropriate information and including involved parties in a mediation process (for example, on the third runway) or neighbourhood advisory boards.

The tariffs charged by Vienna International Airport are subject to approval by the Austrian Civil Aviation Authority. This risk has been eliminated over the coming years through an index model that covers tariffs up to the end of 2006.

(33) OTHER OBLIGATIONS

The Company concluded a defined contribution pension fund contract with ÖPAG Pensionskassen AG and Vereinigte Pensionskassen AG for 1,620 employees of Flughafen Wien AG. Flughafen Wien AG is committed to transfer 2.5% of the salary or wages for these persons to the pension fund each year as a contribution. There are no requirements for subsequent contributions.

Flughafen Wien AG is required to assume the costs of the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund), which consist primarily of corporate income tax, in the form of subsequent contributions.

In accordance with § 7 Par. 4 of the articles of association of the Schwechat Waste Water Association dated 10 December 2003, Flughafen Wien AG is liable for a loan of T€ 5,934.4 made to this organisation because of its membership status. This loan was used to construct and expand the association's sewage treatment plant.

(34) SIGNIFICANT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Negotiations conducted in 2003 with the Austrian Airlines Group to safeguard the location and improve the competitive position of Vienna International Airport were concluded in February 2004.

File No.
82-3907

(35) INFORMATION ON BODIES OF THE CORPORATION AND EMPLOYEES

As of 31 December, the Flughafen Wien Group employed:

Employees (excluding Managing Board and managing directors)	2003	2002
Workers	2,025	1,830
Staff	894	782
	2,918	2,612

The members of the Management Board of Flughafen Wien AG received the following compensation for the 2003 and 2002 Business Years:

in T€	2003 Fixed compensation	2003 Variable compensation	2003 Non-cash remuneration	2003 Total compensation	2002 Total compensation
Herbert Kaufmann	209.9	94.5	12.8	317.1	313.0
Gerhard Schmid	209.9	94.5	8.8	313.1	309.2
Kurt Waniek	209.9	94.5	8.3	312.6	308.7
	629.7	283.4	29.8	942.9	930.9

The compensation system for the members of the Managing Board and first level of management is comprised of fixed and variable components. There are no stock option plans for management.

Exceptional performance and the realisation of targeted goals are rewarded in the form of bonuses.

Compensation paid to former members of the Management Board and key employees totalled T€ 591.7 (2002: T€ 520.2).

Attendance allowances and remuneration of T€ 80.7 (2002: T€ 71.8) were paid to the members of the Supervisory Board of Flughafen Wien AG in 2003.

MAJOR DIFFERENCES BETWEEN IFRS AND AUSTRIAN ACCOUNTING PRINCIPLES

BASIC CONCEPTUAL DIFFERENCES

Austrian accounting principles, which are codified in the Commercial Code, place the principle of creditor protection in the foreground and correspondingly assign great importance to the principle of conservatism. The determinant position of commercial law financial statements for tax assessment also has a major influence on financial statements prepared in keeping with Austrian accounting principles.

The primary goal of accounting under IFRS is to provide appropriate decision-making information for shareholders and investors. IFRS therefore place higher value than Austrian accounting principles on the comparability of financial statements, both over time and between companies.

Following is a presentation of specific differences that are of special importance for these financial statements:

FIXED AND FINANCIAL ASSETS

The Austrian Commercial Code prescribes conservative values for depreciation and the useful lives of assets in keeping with the fundamental principles of accounting. Under IFRS, depreciation periods must be regularly compared with the actual useful lives of assets and adjusted where necessary. This procedure led to longer useful lives for certain assets owned by Flughafen Wien AG, in particular runways, aprons and taxiways.

Under Austrian accounting principles, financial assets must be recorded at the lower of purchase price or market price. IFRS require the use of market values. In the consolidated financial statements, non-current securities held by Flughafen Wien AG are treated the same as current securities.

CURRENT SECURITIES

The Austrian Commercial Code requires current securities to be recorded at the lower of acquisition cost or market value. In accordance with IAS 39, these securities are shown at market value in the consolidated financial statements. Write-ups are mandatory. Changes in market value over the prior year are recorded in the consolidated financial statements of Flughafen Wien AG under equity (revaluation reserve) with no effect on the income statement.

TREASURY STOCK

In accordance with the Austrian Commercial Code, treasury stock must be recorded under non-current or current assets and a separate reserve must be created for this item under equity and liabilities.

According to IFRS, changes in shares outstanding must be recorded under equity.

DEFERRED TAXES

Austrian accounting principles are based on the "timing concept". The creation of deferred tax provisions is therefore only required for differences between financial statements prepared according to commercial law and taxable results if these differences are expected to be offset in the future. The creation of deferred tax assets in individual company financial statements is optional; provisions for deferred taxes are mandatory. Deferred tax assets on loss carry-forwards may not be capitalized.

IFRS focus on the "temporary concept" in conjunction with the "balance sheet – liability method". Deferred taxes must therefore be created for all differences arising between financial statements prepared for tax purposes and IFRS financial statements; in such cases, deferred taxes should be calculated based on the current actual tax rate. No discounts are permitted. Deferred tax assets on tax loss carry-forwards must generally be capitalized and should be analysed in the same manner as other assets to estimate the realisable amount.

PROVISIONS FOR PENSIONS, SEVERANCE COMPENSATION AND SERVICE ANNIVERSARY BONUSES

According to Austrian accounting principles, future wage and salary increases may not be included in calculating employee-related provisions. These calculations should be based on the present value or Austrian "Teilwert" method with a long-term discount rate.

Creation of the above employee-related provisions under IFRS are based on the projected unit credit method, which incorporates future wage and salary increases. The discount rate is based on current capital market interest rates. Calculations based on this method lead to significantly higher additions to provisions than calculations made in accordance with the Austrian Commercial Code.

EXPANDED INFORMATION REQUIREMENTS

International Accounting Standards require more detailed information that, in some points, significantly exceeds the requirements of Austrian accounting principles for the Notes or report of the Management Board. Such items include required disclosure of items on the balance sheet, income statement, mandatory statement of cash flows and development of equity as well as other information, especially in connection with derivative financing instruments, to provide a true and fair view of the asset, financial and earnings positions of a company. In part, this information includes explanations that are part of the management report under Austrian accounting principles.

Schwechat, 26 February 2004

The Management Board

Herbert Kaufmann **Gerhard Schmid** **Kurt Waniek**

SUBSIDIARIES

of Flughafen Wien AG
Appendix 1 to the Notes

File No.
82-3907

COMPANY	ABBRE-VIATION	PARENT COMPANY	COUNTRY	PER-CENTAGE OWNED	TYPE OF CONSOLI-DATION	NOTE
Flughafen Wien AG	VIE		Austria		VK	
Vienna Aircraft Handling Gesellschaft m.b.H.	VAH	VIE	Austria	100%	VK	
Flughafen Wien Immobilienverwertungsgesellschaft m.b.H.	IVW	VIE	Austria	100%	VK	
Vienna International Airport Security Services Ges.m.b.H.	VIAS	VIE	Austria	100%	VK	
Vienna International Beteiligungsmanagement Gesellschaft m.b.H.	VINT	VIE	Austria	100%	VK	
Vienna Airport Infrastruktur Maintenance GmbH	VAI	VIE	Austria	100%	VKE	
VIE Liegenschaftsbeteiligungsgesellschaft m.b.H.	VIEL	VIE	Austria	100%	VK	
Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H.	BPIB	VIEL	Austria	100%	VK	
Vienna International Airport España,S.L.	VIE-E	VINT	Spain	100%	VK	
Vienna Airport Baumanagement Gesellschaft m.b.H.	VAB	VIE	Austria	51%	VK	
VIE Malta Ltd.	VIE Malta	VINT	Malta	100%	VK	
Malta Mediterranean Link Consortium Ltd.	MMLC	VIE Malta	Malta	57.1%	EQ	
Malta International Airport plc.	MIA	MMLC	Malta	22.8%	EQ	
City Air Terminal Betriebsgesellschaft m.b.H.	CAT	VIE	Austria	50.1%	EQ	
SCA Schedule Coordination Austria GmbH	SCA	VIE	Austria	40%	EQ	
VIE-Reiseservice GmbH in Liquidation	VIE-Reise	VIE	Austria	32%	EQ	
Flughafen Wien/Berlin-Brandenburg International Entwicklungs-beteiligungsgesellschaft m.b.H.	VIE-BBI	VIE	Germany	100%	NK	a)
VIE Shops Entwicklungs- und Betriebsgesellschaft mbH.	VIE-Shops	VIE	Austria	51%	NK	a)
Salzburger Flughafen Sicherheitsgesellschaft m.b.H.	SFS	VIAS	Austria	100%	NK	a)
GetService Dienstleistungsgesellschaft m.b.H	GETS	VIAS	Austria	100%	NK	a)
"GetService"-Flughafen-Sicherheits- und Servicedienst GmbH	GET2	VIAS	Austria	51%	NK	a)
VIAS Hellas Security Air Transport Services Limited Liability Company	VIAS-H	VIAS	Greece	100%	NK	a)
AviaSec Aviation Security GmbH	VIAS-D	VIAS	Germany	49%	NK	a)

Type of consolidation: VK = full consolidation, VKE = initial full consolidation, EQ = equity valuation, NK = not consolidated
Note: a) not consolidated for reasons of immateriality

AUDIT OPINION

File No.
82-3907

We have audited the accompanying consolidated financial statements of Flughafen Wien AG as of December 31, 2003 according to the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants (IFAC). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December, 2003 and the results of operations and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Austrian commercial law requires us to audit the Group management report and compliance with the requirements to exempt the Group from preparing consolidated financial statements under Austrian law. We certify that the Group management report agrees with the consolidated financial statements, and that the requirements are met to exempt the Group from preparing consolidated financial statements under Austrian law.

Vienna, 26 February 2004

CONFIDA
Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungsgesellschaft

Walter Groier

Karl-Heinz Moser

SUBSIDIARIES

of Flughafen Wien AG
in T€

File No.
82-3907

1. SUBSIDIARIES FULLY CONSOLIDATED IN THE GROUP FINANCIAL STATEMENTS

FLUGHAFEN WIEN IMMOBILIENVERWERTUNGSGESELLSCHAFT M.B.H. (IVW)

Commercial leasing of assets, in particular real estate, and acquisition of property and buildings at Vienna International Airport.

Share owned	100%	
Equity	77,257.5	(2002: 77,236.7)
Turnover	13,484.6	(2002: 14,509.6)
Profit for the year	7,639.2	(2002: 9,002.5)

VIENNA AIRCRAFT HANDLING GESELLSCHAFT M.B.H. (VAH)

Provision of a full range of services for general aviation and, in particular, for business aviation; major revenue generators are private aircraft handling and aircraft handling services provided on behalf of Flughafen Wien AG in the general aviation sector (incl. fuelling and provision of hangar space).

Share owned	100%	
Equity	55.5	(2002: 51.1)
Turnover	6,894.9	(2002: 6,149.6)
Profit for the year	1,163.6	(2002: 903.6)

VIENNA INTERNATIONAL AIRPORT SECURITY SERVICES GES.M.B.H. (VIAS)

Provision of security controls (persons and hand luggage) on behalf of the Austrian Ministry of the Interior, and various other services for aviation customers (wheelchair transport, control of oversize baggage, etc); the company also participates in tenders for the provision of security services at other airports through its Austrian and foreign subsidiaries.

Share owned	100%	
Equity	3,431.0	(2002: 3,396.6)
Turnover	18,156.4	(2002: 16,426.0)
Profit for the year	943.2	(2002: 1,829.6)

VIENNA AIRPORT BAUMANAGEMENT GESELLSCHAFT M.B.H. (VAB)

Provision of all types of construction services, planning activities, project management, and construction monitoring.

Share owned	51%	
Equity	583.5	(2002: 275.0)
Turnover	4,518.4	(2002: 3,598.2)
Profit for the year	369.8	(2002: 81.7)

VIE LIEGENSCHAFTSBETEILIGUNGSGESELLSCHAFT M.B.H. (VIEL)

VIEL and its subsidiary BPIB are active in the purchase, development and sale of real estate owned by BPIB; current activities of the two companies focus on development of the Business Park Fischamend near the airport.

Share owned	100%	
Equity	3,664.0	(2002: 2,711.0)
Turnover	0.0	(2002: 0.0)
Loss for the year	-47.0	(2002: -54.4)

VIENNA AIRPORT BUSINESS PARK IMMOBILIENBESITZGESELLSCHAFT M.B.H. (BPIB)

Purchase and sale of real estate.

Share owned	100%	
Equity	2,969.9	(2002: 2,281.9)
Turnover	0.0	(2002: 0.0)
Loss for the year	-643.2	(2002: -98.9)

VIENNA INTERNATIONAL BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H. (VINT)

Founding and management of local project companies for international acquisitions; consulting and project management.

Share owned	100%	
Equity	27,219.6	(2002: 27,215.2)
Turnover	14.0	(2002: 8.7)
Profit for the year	21.2	(2002: -1.6)

VIE-MALTA GROUP

Provision of services and consulting for airports. The financial statements for the VIE-Malta Group include the at equity valuation of the consolidated financial statements, which are comprised of Malta Mediterranean Link Consortium Ltd. and Malta International Airport plc.

Share owned	VINT 99.8%, VIE-BBI 0.2% (1 share)	
Equity	25,383.1	(2002: 25,888.3)
Turnover	393.7	(2002: 221.2)
Profit for the year	117.3	(2002: 48.5)

VIENNA INTERNATIONAL AIRPORT ESPAÑA, S.L.

Management, consulting and operation of airports.

Share owned	100% VINT	
Equity	262.1	(2002: 1,795.7)
Turnover	0.0	(2002: 1,186.3)
Loss for the year	-103.7	(2002: 274.5)

VIENNA AIRPORT INFRASTRUKTUR MAINTENANCE GMBH

Provision of services for electrical facilities and equipment as well as the construction of electrical and supply facilities, in particular technical equipment for airports, and the installation of electrical infrastructure.

Share owned	100%	
Equity	30.3	(2002: 0.0)
Turnover	0.0	(2002: 0.0)
Loss for the year	-4.7	(2002: 0.0)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS USING THE EQUITY METHOD

CITY AIR TERMINAL BETRIEBSGESELLSCHAFT M.B.H. (CAT)

Operation of the City Airport Express as a railway operator from the "Wien-Mitte" transit centre to and from Vienna International Airport; the operation of check-in facilities at the "Wien-Mitte" transit centre combined with baggage logistics for airport passengers; consulting for third parties on the organisation and development of traffic connections between cities and airports.

Share owned	50.1%	
Equity	16,564.3	(2002: 17,879.2)
Turnover	173.2	(2002: 0.0)
Loss for the year	-1,314.9	(2002: -157.5)

VIE-REISESERVICE GMBH IN LIQUIDATION
Operation of a travel agency; the company is in liquidation.

Share owned:	32.0%	
Equity		(2002: 41.3)
Turnover		(2002: 17.8)
Loss for the year		(2002: 2.6)

SCA SCHEDULE COORDINATION AUSTRIA GMBH
Schedule coordinator for airports in Austria, e.g. the company allocates time slots to aircraft in accordance with EU Regulation 95/93; this work is based on capacity data supplied by the individual airports.

Share owned	40.0%	
Equity	77.1	(2002: 70.1)
Turnover	670.1	(2002: 0.0)
Profit for the year	7.1	(2002: -4.9)

3. INVESTMENTS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

SALZBURGER FLUGHAFEN SICHERHEITSGESELLSCHAFT M.B.H. (SFS)
Provision of security services, the company is not active at the present time.

FLUGHAFEN WIEN / BERLIN-BRANDENBURG INTERNATIONAL
Entwicklungsbeteiligungsgesellschaft m.b.H. (VIE-BBI)
Investment in BBIP Berlin-Brandenburg International Partner GmbH & CoKG, a company that was to develop the Berlin Airport project.

VIE SHOPS ENTWICKLUNGS- UND BETRIEBSGES.M.B.H (VIE-SHOPS)
Development of shop concepts and independent operation of shops at domestic and international airports; Flughafen Wien AG acquired this investment as of 16 July 1999; VIE Shops holds a 20% stake in Austrian Airlines Retail Company HandelsgesmbH.

VIAS HELLAS SECURITY AIR TRANSPORT SERVICES LIMITED
Liability Company (VIAS Hellas Ltd.)
Provision of security services for airports, and companies commissioned by airports or airlines; this company was founded to enable VIAS to participate in tenders for the provision of security services at airports in Greece.

GETSERVICE DIENSTLEISTUNGSGESELLSCHAFT M.B.H.
Provision of all types of security services related to airport operations.

GETSERVICE-FLUGHAFEN-SICHERHEITS- UND SERVICEDIENST GMBH
Provision of security services, personnel leasing, cleaning services, including snow removal, etc.

AVIASEC AVIATION SECURITY GMBH
Provision of security services for civil aviation; this company was founded by VIAS together with the German company SecuServ Aviation Security and Services Holding International GmbH to participate in tenders for the provision of security services at airports in Germany.

REPORT OF THE SUPERVISORY BOARD

RULES OF PROCEDURE

The Supervisory Board amended its rules of procedure during the reporting year. The major changes involved the creation of Executive, Personnel, Strategy and Audit Committees. In addition, regulations governing conflicts of interest and business transactions by the members of the Supervisory Board were added.

MEETINGS

The Supervisory Board met seven times during the 2003 Business Year. In addition the Executive and Personnel Committees held eight meetings during the reporting year, and the Strategy and Audit Committees each held two meetings. The Management Board provided the Supervisory Board with regular information on the development of business and the position of the individual Group companies. The Supervisory Board was therefore able to monitor the performance of the Company on a continual basis and provide support for the Management Board on decisions of fundamental importance. The members of the individual committees dealt with significant issues related to the development of the Company and reported to the Supervisory Board.

CORPORATE GOVERNANCE CODE

A unanimous resolution of the Supervisory Board on 2 April 2003, which was passed on recommendation of the Management Board, committed Flughafen Wien AG to compliance with the rules of the Austrian Corporate Governance Code. The Supervisory Board has fulfilled the duties and responsibilities set forth in this Code. The necessary amendments were made to the articles of association, and rules of procedure for the Supervisory Board.

AUDIT

CONFIDA, Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungsgesellschaft, 1191 Vienna, were elected auditors of the annual financial statements at the Thirteenth Annual General Meeting of Flughafen Wien AG and were commissioned to perform this audit. This firm audited the annual and consolidated financial statements as of 31 December 2003 and the related status reports for the Group and Company, which were prepared by the Management Board, and awarded both financial statements unqualified opinions. The Managing Board presented the following documents to the Supervisory Board and reported in detail thereon: the annual financial statements of Flughafen Wien AG, which were prepared in accordance with Austrian accounting principles, the consolidated financial statements for the Flughafen Wien Group, which were prepared in accordance with International Financial Reporting Standards (IFRS), and the status reports on the 2003 Business Year for the Company and the Group.

APPROVAL OF FINANCIAL STATEMENTS

During its meetings the Audit Committee reviewed and examined the annual financial statements and status report of Flughafen Wien AG for the 2003 Business Year in the presence and with the support of the auditors, and reported to the Supervisory Board on these discussions. The Supervisory Board approved the annual financial statements and status report of Flughafen Wien AG for the 2003 Business Year in the presence of the auditors. The annual financial statements of Flughafen Wien AG for the 2003 Business Year are therefore approved.

RECOMMENDATION FOR THE DISTRIBUTION OF PROFITS

The Supervisory Board agrees with the recommendation of the Management Board to distribute a dividend of € 2.00 per share or a total of € 42,000,000.00 from 2003 profit of € 42,007,912.93, and to carry forward the remainder of € 7,912.93.

ACKNOWLEDGEMENT

The Supervisory Board would like to express its thanks to the members of the Management Board, key managers and all employees for their dedication and efforts during the 2003 Business Year.

JOHANNES CORETH

Chairman of the Supervisory Board, Schwechat, 24 March 2004

ORGANISATION AND SUPERVISORY BOARD

File No.
82-3907

ORGANISATION



Management Board
Gerhard Schmid



Handling Services
Ernest Eisner*



Airside Services
Karl Schleinzer*



Information Systems
Christian Vesely



Management Board
Herbert Kaufmann



Airline and Terminal Services Michael Höferer*



Secretary General
Josef Stadler*



Corp. Communications
Wolfgang Trimmel



Management Board
Kurt Waniek



Customer Services
Michael Tmej*



Management Services
Franz Imlinger*



Human Resources
Christoph Lehr

MEMBERS OF THE SUPERVISORY BOARD

Chairman

Johannes Coreth, Member of the Board of Niederösterreichische Versicherung

Deputies

Andreas Staribacher, Certified Public Accountant (up to 11 Nov. 2003)
Alfred Reiter, Chairman of the Board of Investkredit Bank AG ret.

Christian Domany, General Secretary of the Austrian Federal Economic Chamber (as of 24 April 2003)
Hannes Fazekas, Mayor of Schwechat (as of 24 April 2003)
Reinhard Gogola, ADS headmaster (up to 24 April 2003)
Christoph Herbst, attorney-at-law
Franz Lauer, Deputy General Director of Wiener Städtische Versicherung
Hans-Jörgen Manstein (as of 24 April 2003)

File No.
82-3907


Quality Management
Christine Kargl


Internal Audit
Günter Grubmüller


Technical Services
Peter Niedl


Environmental Controlling
Christian Röhrer


Land Development
Werner Hackenberg


Public Relations
Hans Mayer


Strategy and Controlling
Andreas Schadenhofer


Treasury, Investor Relations, Group Shareholding
Robert Dusek


General Project Management
Wolfgang Ötsch

* Joint Signatories

Alfons Metzger
Roderich Regler, Head of Traffic Policy Department ret., Austrian Federal Economic Chamber (up to 24 April 2003)
Georg Wailand, Deputy Editor-in-Chief "Neue Kronen Zeitung", publisher of "Gewinn" (up to 24 April 2003)

Delegated by the Works' Committee
Manfred Biegler, Chairman of the Salaried Employees' Works Committee
Gerhard Gager, Chairman of the Waged Employees' Works Committee
Eduard Oettl, Waged Employees' Works Committee
Dieter Rozboril, Vice-Chairman of the Waged Employees' Works Committee
Alfred Zimmer, Vice-Chairman of the Salaried Employees' Works Committee

Representative of the Supervisory Authorities
Rolf A. Neidhart

GLOSSARY

File No.
82-3907

AEA
Association of European Airlines

AIRSIDE
The movement area of an aerodrome and adjoining premises and buildings that are not open to the public and to which access is controlled

APRON
"Parking space" for aircraft

BAGGAGE RECONCILIATION SYSTEM (BRS)
Computer-supported system that scans all baggage at a collection point; BRS guarantees that baggage is only loaded when passengers have actually boarded and allows items to be located quickly

BROKERAGE
Provision of aircraft in exchange for compensation

CARGO NORTH
Expansion area for cargo facilities that is located north of the B9 motorway and the Austrian crew building

DELAY
Late arrival or departure of an aircraft

FLIGHT MOVEMENTS
Take-offs and landings

HOLD BAGGAGE SCREENING
Each piece of baggage that will be placed in the storage area ("hold") of an airplane is screened at an x-ray control point before loading

HOME CARRIER
Domestic airline

HUB
Connecting point for air traffic

IATA
International Air Transport Association (organisation of airline companies)

INCENTIVE
Promotional measure that uses tariffs to encourage airlines to add new flight connections and increase frequencies

LANDSIDE
That area of an airport or airport building that is open to the public

LOW-COST CARRIER
Airline that offers low-price flights

MAXIMUM TAKE-OFF WEIGHT (MTOW)
Maximum allowable take-off weight determined by manufacturer for each type of aircraft

MINIMUM CONNECTING TIME
The minimum amount of time needed for passengers and their baggage to make their connecting flights without difficulty

NOISE ZONE
Sector in which a specific noise level is exceeded

PAX
Passengers

RAMP HANDLING
Services related to the loading/unloading of aircraft, baggage handling, catering transport, cabin cleaning and sanitary services, passenger transport, push-back etc.

RED CAP AGENT
Employee responsible for aircraft handling (red cap system)

SECONDARY DESTINATIONS
Destinations not scheduled every day

VIE-SKYLINK
A new terminal that will be constructed in stages and connected with the existing terminals on the northeast side

TERMINAL SUPERVISOR
Responsible for management, information, problem solutions and monitoring of operations in the passenger area of the terminal

TRUCKING
Air cargo transported by lorries (substitute means of transportation)

TURNAROUND
Time required by ground handling to ready an aircraft for the next take-off

The Annual Report 2003 of Flughafen Wien AG is also available on-line on our homepage **www.viennaairport.com** under **http://vie2003en.genesto.com**

DISCLAIMER

This annual report contains assumptions and forecasts, which were based on information available up to the copy deadline on 26 February 2003. If the premises for these forecasts do not occur or risks indicated in the risk report do arise, actual results may vary from present forecasts. Although the greatest caution was exercised in preparing data, all information related to the future is provided without guarantee.

Flughafen Wien Aktiengesellschaft
P.O. Box 1
A-1300 Wien-Flughafen
Telephone: +43/1/7007-0
Telefax: +43/1/7007-23001
http://www.viennaairport.com

File No.
82-3907

Data Registry Nr.: 008613
Corporate Register Nr.: FN 42984 m
Court of Registry
Provincial Court in Korneuburg

FILE NO.
82-3907

Investor Relations:
Robert Dusek
Telephone: +43/1/7007-23126
e-mail: investor-relations@viennaairport.com

Communications Department:
Wolfgang Trimmel
Telephone: +43/1/7007-22300
e-mail: w.trimmel@viennaairport.com

Press and Information Department:
Hans Mayer
Telephone: +43/1/7007-23000
e-mail: h.mayer@viennaairport.com

Imprint
Published by:
Flughafen Wien Aktiengesellschaft
Communications Department

Consulting and Co-ordination:
Mensalia Unternehmensberatung
Translation: Donna Schiller-Margolis

